AGREEMENT AND PLAN OF MERGER

among

CHINAEDU HOLDINGS LIMITED,

CHINAEDU MERGER SUB LIMITED,

and

CHINAEDU CORPORATION

Dated December 31, 2013

i

Section 6.13. Stock Exchange Delisting.	34

Section 6.14. Resignations.	33

Section 6.15. Shareholder Litigation.	33

Section 6.16. Takeover Laws.	34

Section 6.17. Expenses.	34

Section 6.18. Voting at the Shareholders’ Meeting.	34

Section 6.19. Knowledge of Inaccuracies.	34

Section 6.20. Amendment to Buyer Group Contracts.	34

Section 6.21. Employee Benefits.	34

ARTICLE VII CONDITIONS PRECEDENT	35

Section 7.1. Conditions to Each Party’s Obligation to Effect the Merger.	35

Section 7.2. Conditions to Obligations of Holdings and Merger Sub.	35

Section 7.3. Conditions to Obligations of the Company.	35

Section 7.4. Frustration of Closing Conditions.	36

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER	36

Section 8.1. Termination by Mutual Consent.	36

Section 8.2. Termination by Either Holdings or the Company.	36

Section 8.3. Termination by the Company.	36

Section 8.4. Termination by Holdings.	37

Section 8.5. Effect of Termination and Abandonment.	37

ARTICLE IX GENERAL PROVISIONS	37

Section 9.1. Non-Survival of Representations, Warranties, Covenants and Agreements.	37

Section 9.2. Amendment.	38

Section 9.3. Waiver.	38

Section 9.4. Notices.	38

Section 9.5. Severability.	39

Section 9.6. Entire Agreement; Assignment.	39

Section 9.7. Parties in Interest.	39

Section 9.8. Governing Law and Venue.	39

Section 9.9. Headings.	40

Section 9.10. Counterparts.	40

Section 9.11. Specific Performance.	40

Section 9.12. Attorneys’ Fees.	40

Section 9.13. Interpretation.	40

Section 9.14. Waiver Jury Trial.	41

Section 9.15. Certain Definitions.	41

ii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated December 31, 2013 (this “Agreement”), among CHINAEDU HOLDINGS LIMITED, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (“Holdings”), CHINAEDU MERGER SUB LIMITED, an exempted company with limited liability incorporated under the Laws of the Cayman Islands and a direct wholly-owned subsidiary of Holdings (“Merger Sub”), and CHINAEDU CORPORATION, an exempted company with limited liability incorporated under the Laws of the Cayman Islands (the “Company”).

WITNESSETH:

WHEREAS, the parties intend that, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the Companies Law (as amended) of the Cayman Islands (the “Cayman Companies Law”), Merger Sub be merged with and into the Company, with the Company being the surviving company and becoming a wholly-owned subsidiary of Holdings (the “Merger”);

WHEREAS, the board of directors of the Company, acting upon the unanimous recommendation of the Independent Committee, has (i) determined that it is in the best interest of the Company and its shareholders (other than the Rollover Persons), and declared it advisable to enter into this Agreement, (ii) approved the execution, delivery, and performance by the Company of this Agreement, the Cayman Plan of Merger and consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend the authorization and approval of this Agreement and the Cayman Plan of Merger by the shareholders of the Company pursuant to the Cayman Companies Law and to whom the Company will send notice of the Shareholders’ Meeting to authorize and approve this Agreement and the Cayman Plan of Merger after the execution and delivery of this Agreement;

WHEREAS, the board of directors of each of Holdings and Merger Sub has (i) approved the execution, delivery, and performance by Holdings and Merger Sub, as the case may be, of this Agreement, the Cayman Plan of Merger and consummation of the transactions contemplated hereby, including the Merger, and (ii) declared it advisable for Holdings and Merger Sub, as the case may be, to enter into this Agreement;

WHEREAS, on the date of this Agreement, Holdings and each of (i) Shawn Ding (“Ding”), (ii) Moral Known Industrial Limited (“Moral Known”), (iii) Julia Huang (“Julia Huang”), (iv) South Lead Technology Limited (“South Lead”), (v) Gegeng Tana (“Tana”), (vi) Mei Yixin (“Yixin”), (vii) Pan Zhixin (“Zhixin”), (viii) Ellen Huang (“Ellen Huang”), (ix) InterVision Technology Ltd. (“InterVision”), (x) MLP Holdings Limited (“MLP”), (xi) New Value Technology Limited (“New Value”), (xii) Lingyuan Furong Investment Mgmt Co., Ltd. (“LFI”), (xiii) McGraw-Hill Global Education Intermediate Holdings, LLC (“McGraw-Hill”), (xiv) Weblearning Company Limited (“WCL”) and (xv) Guo Young (“Young”) (each a “Rollover Person” and collectively, the “Rollover Persons”) are entering into the Contribution Agreement (the “Contribution Agreement”) pursuant to which the Rollover Persons have agreed, among other things and subject to the terms and conditions set forth therein, to not transfer their Rollover Shares, and to contribute their Rollover Shares to Holdings in connection with the Merger in exchange for newly issued shares of Holdings prior to the consummation of the Merger; and

WHEREAS, on the date of this Agreement, the Rollover Persons, Holdings and the Company are entering into a Voting Agreement (the “Voting Agreement”) pursuant to which the Rollover Persons have agreed to vote all Shares owned by them at the Shareholders’ Meeting in favor of the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, Holdings, Merger Sub and the Company hereby agree as follows:

ARTICLE I
THE MERGER

Section 1.1.The Merger. Upon the terms and subject to the conditions set forth in this Agreement, the Cayman Plan of Merger and in accordance with the Cayman Companies Law, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease by the Cayman Islands Registrar of Companies (the “Cayman Registrar”) striking Merger Sub off the Register of Companies. The Company shall be the surviving company in the Merger (the “Surviving Corporation”) and all the undertakings, property of every description, assets, rights, privileges, immunities, powers, and franchises of each of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities, duties and obligations of each of Merger Sub and the Company shall become the debts, liabilities, duties and obligations of the Surviving Corporation and the Surviving Corporation shall continue to be governed by the Cayman Companies Law as a wholly-owned subsidiary of Holdings.

Section 1.2.Closing. Unless otherwise mutually agreed in writing between the Company, Merger Sub and Holdings, the closing for the Merger (the “Closing”) shall take place at the offices of Loeb & Loeb LLP, Suite 4301, Tower C, Beijing Yintai Center, 2 Jianguomenwai Dajie, Chaoyang District, Beijing 100022, P.R. China, commencing at 9:00 a.m. (Beijing time) on the first (1st) Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in ARTICLE VII (excluding conditions that by their terms cannot be satisfied until the Closing, but subject to the satisfaction or waiver of those conditions at the Closing). The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date.”

Section 1.3.Effective Time. As soon as practicable on the Closing Date, subject to the provisions of this Agreement, (i) Merger Sub and the Company shall execute and file with the Cayman Registrar a plan of merger substantially in the form contained in Appendix 1 hereto (the “Cayman Plan of Merger”) together with such other appropriate recordings, declarations, authorities and documents required to effect the Merger under, in such forms as are required by, and executed in accordance with, the Cayman Companies Law (the Cayman Plan of Merger together with such other recordings, declarations and documents are herein referred to as the “Merger Documents”) and (ii) Holdings shall deliver an irrevocable request to the Lender to draw down the proceeds of the Financing (or deliver an irrevocable request to the Financing Sources of the Alternative Financing, if applicable, to draw down the proceeds of the Alternative Financing). The Merger shall become effective at the date agreed by Holdings and the Company as specified in the Cayman Plan of Merger (such date being no earlier than the Closing Date and as soon as practicable following the Closing Date but no later than the fifth (5th) Business Day following the Closing Date) (the date and time the Merger becomes effective in accordance with the Cayman Companies Law being the “Effective Time”).

ARTICLE II
MEMORANDUM AND ARTICLES OF ASSOCIATION OF THE SURVIVING CORPORATION

Section 2.1. Memorandum and Articles of Association of the Surviving Corporation. As of the Effective Time, and without any further action on the part of the parties hereto, the memorandum and articles of association of Merger Sub then in effect shall be the memorandum and articles of association of the Surviving Corporation (the “Surviving Corporation Memorandum and Articles of Association”) (except that (i) references therein to the name of the Surviving Corporation shall be amended to refer to “ChinaEdu Corporation”,(ii) references therein to the authorized share capital of the Surviving Corporation shall be amended to refer to the correct authorized capital of the Surviving Corporation as approved in the Cayman Plan of Merger, and (iii) the Surviving Corporation Memorandum and Articles of Association will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Surviving Corporation as those contained in the Company Memorandum and Articles of Association as in effect on the date hereof, in accordance with Section 6.7(a))until thereafter changed or amended as provided therein or by applicable Law. The rights and restrictions attached to the shares in the capital of the Surviving Corporation shall be as set out in the Surviving Corporation Memorandum and Articles of Association.

ARTICLE III
DIRECTORS AND OFFICERS OF THE SURVIVING CORPORATION

Section 3.1.Directors. Subject to applicable Law and Section 3.3 below, the parties hereto shall take all actions necessary so that the directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation, unless otherwise determined by Holdings prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation Memorandum and Articles of Association.

2

Section 3.2.Officers. Subject to applicable Law and Section 3.3 below, the parties hereto shall take all actions necessary so that the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation, unless otherwise determined by Holdings prior to the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation Memorandum and Articles of Association.

Section 3.3.No Guarantee of Employment. Sections 3.1 and 3.2 are solely for the benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to (a) constitute a guarantee of employment, (b) confer upon or give to any person, other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Agreement, or (c) constitute an amendment or modification of any Company Benefit Plan.

Section 3.4.Taking of Necessary Action. If at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right and title to, and possession of, all assets, property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub, the Surviving Corporation and the directors and officers of the Surviving Corporation shall take all lawful and necessary action, consistent with this Agreement on behalf of the Company, Merger Sub and the Surviving Corporation.

ARTICLE IV
EFFECT OF THE MERGER ON ISSUED SHARE CAPITAL; MERGER CONSIDERATION; EXCHANGE OF CERTIFICATES; CERTAIN ADJUSTMENTS

Section 4.1.Effect on Issued Share Capital. At the Effective Time, as a result of the Merger and without any action on the part of the Company, Holdings, Merger Sub or the holders of any Shares (including Shares represented by ADSs) of the Company:

(a)Merger Consideration. Each ordinary share, par value $0.01 per share, of the Company (each, a “Share” and collectively, the “Shares”), including Shares represented by American Depositary Shares (the “ADSs”), each representing three (3) Shares, issued and outstanding immediately prior to the Effective Time, other than Excluded Shares and Shares owned by holders of Shares that have validly exercised and not effectively withdrawn or lost their dissent rights to the Merger pursuant to Section 238 of the Cayman Companies Law (the “Dissenting Shareholders” and the Shares owned by the Dissenting Shareholders, the “Dissenting Shares”), shall be cancelled and cease to exist and shall be converted into and exchanged for the right to receive $2.33 in cash per Share without interest (the “Per Share Merger Consideration”), and each Dissenting Share shall be cancelled and cease to exist and shall thereafter represent only the right to receive the applicable payments set forth in Section 4.2(f), and each Excluded Share shall be cancelled and cease to exist without payment of any consideration or distribution therefor. As each ADS represents three (3) Shares, each ADS issued and outstanding immediately prior to the Effective Time, other than ADSs representing Excluded Shares and Dissenting Shares, shall represent the right to receive $7.00 in cash without interest (the “Per ADS Merger Consideration”) pursuant to the terms and conditions set forth in the Deposit Agreement. At the Effective Time, all of the Shares (including Shares represented by ADSs) shall cease to be outstanding, shall be cancelled and shall cease to exist and the register of members of the Company will be amended accordingly. Each Share recorded as issued in the register of members of the Company immediately prior to the Effective Time, other than Excluded Shares and Dissenting Shares, including Shares represented by a certificate or certificates (the “Share Certificates”) and Shares not represented by Share Certificates (the “Uncertificated Shares”), shall thereafter represent only the right to receive the Per Share Merger Consideration without interest, and each Dissenting Share shall thereafter represent only the right to receive the applicable payments set forth in Section 4.2(f). For purposes of this Agreement, “Excluded Shares” means, collectively (i) the Rollover Shares and (ii) Shares and ADSs beneficially owned immediately prior to the Effective Time by the Company as treasury shares, held in brokerage accounts in the Company’s name, or issued to the Depositary and reserved for future grants under the Company Plan (the “Company Treasury Shares”).

(b)Treatment of Company Treasury Shares. Each of the Company Treasury Shares shall, by virtue of the Merger and without any action on the part of its holder, cease to be outstanding, shall be cancelled, and shall cease to exist without payment of any consideration or distribution therefor.

3

(c)Treatment of Rollover Shares. Each of the Rollover Shares outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of its holder, cease to be outstanding, shall be cancelled, and shall cease to exist without payment of any consideration or distribution therefor.

(d)Treatment of Rollover Options and Rollover RSUs. Each Rollover Option and Rollover RSU held by a Rollover Person immediately prior to the Effective Time shall be treated as set forth in Sections 4.3(b) and 4.3(c), respectively.

(e)Treatment of ADSs Representing Company Treasury Shares or Rollover Shares. Each ADS that represents a Rollover Share or Company Treasury Share immediately prior to the Effective Time shall be surrendered to the Depositary for cancellation without payment of any consideration or distribution therefor, and each such Rollover Share underlying such cancelled ADS shall be treated as set forth in Section 4.1(c) and each such Company Treasury Share underlying such cancelled ADS shall be treated as set forth in Section 4.1(b).

(f)Merger Sub. Each ordinary share, par value $0.001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable ordinary share, par value $0.001 per share, of the Surviving Corporation.

(g)Untraceable and Dissenting Shareholders. Remittances for the Per Share Merger Consideration shall not be sent to shareholders who are untraceable unless and until, except as provided below, they notify the Paying Agent of their current contact details prior to the Effective Time. A Company shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a cheque payable to such shareholder either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed or (B) has not been sent to such shareholder because on an earlier occasion a cheque for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company, or (iii) notice of the Shareholders’ Meeting has been sent to such shareholder and has been returned undelivered. Monies due to Dissenting Shareholders and shareholders of the Company who are untraceable shall be returned to the Surviving Corporation on demand and shall be held by the Surviving Corporation in a separate non-interest bearing bank account for the benefit of the Dissenting Shareholders and shareholders of the Company who are untraceable. Monies unclaimed after a period of seven years from the date of the notice of the Shareholders’ Meeting shall be forfeited and shall revert to the Surviving Corporation. Dissenting Shareholders and shareholders of the Company who are untraceable who subsequently wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods should contact the Surviving Corporation.

Section 4.2.Exchange of Certificates.

(a)Paying Agent. At or prior to the Effective Time, Holdings shall deposit, or shall cause to be deposited, with a bank, trust company or other entity selected by Holdings and is reasonably satisfactory to the Company (such consent not to be unreasonably withheld, conditioned or delayed) (the “Paying Agent”) for the benefit of the holders of Shares and ADSs (other than the Excluded Shares) a cash amount in immediately available funds sufficient for the Paying Agent to make payments under Section 4.1(a) and Section 4.2(f) (such aggregate cash amount being hereinafter referred to as the “Exchange Fund”, and in the case of payments under Section 4.2(f), an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration). Holdings shall enter into a paying agent agreement with the Paying Agent, in form and substance reasonably acceptable to the Company and Holdings. The Paying Agent shall invest the Exchange Fund as directed by Holdings or, after the Effective Time, the Surviving Corporation in (i) short-term direct obligations of the United States of America, (ii) short-term obligations which have the full faith and credit of the United States of America for the payment of principal and interest, (iii) short-term commercial paper rated the highest quality by either Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, or (iv) certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion. Any interest and other income resulting from such investments shall become a part of the Exchange Fund, any Taxes resulting therefrom shall be paid by Holdings and any amounts in excess of the aggregate amounts payable under Section 4.1(a) and Section 4.2(f) shall be returned to the Surviving Corporation. To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 4.1(a) and Section 4.2(f), Holdings shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Section 4.1(a) and Section 4.2(f).

4

(b)Exchange Procedures. Promptly after the Effective Time (and in any event within (x) five (5) Business Days in the case of record holders and (y) three (3) Business Days in the case of the Depository Trust Company or its nominee on behalf of beneficial holders holding through brokers, nominees, custodians or through a third party), Holdings and the Surviving Corporation shall cause the Paying Agent to mail (or in the case of the Depository Trust Company, deliver) to each registered holder of Shares (other than holders of Excluded Shares and Dissenting Shares and the Depositary), (i) a letter of transmittal (which shall be in customary form for a Cayman Islands-incorporated company and shall specify that delivery will be effected, and risk of loss and title to the Share Certificates will pass, only upon delivery of such Share Certificates to the Paying Agent (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 4.2(e)), and the manner in which the delivery of the Exchange Fund to registered holders of Shares shall be effected, and such other provisions as Holdings and the Company may reasonably agree), and (ii) instructions for effecting the delivery of Share Certificates (or affidavits and indemnities of loss in lieu of the Share Certificate as provided in Section 4.2(e)) and, in the case of Uncertificated Shares, such other documents as may be required in exchange for the Per Share Merger Consideration. Upon delivery to the Paying Agent of such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and either (A) in the case of Shares represented by Share Certificates, the applicable Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 4.2(e)), or (B) in the case of Uncertificated Shares, confirmation by the Company that the Uncertificated Shares have been cancelled, in each case, in accordance with the terms of such letter of transmittal, the holder of such Share Certificate or Uncertificated Shares shall be entitled to receive, in exchange therefor, payment in the amount in cash (after giving effect to any Tax withholdings as provided in Section 4.2(h)) equal to (x) the number of Shares represented by such Share Certificate (or affidavit and indemnity of loss in lieu of the Share Certificate as provided in Section 4.2(e)) or the number of Uncertificated Shares, as the case may be, multiplied by (y) the Per Share Merger Consideration, and the Share Certificate so delivered shall forthwith be marked as cancelled. Prior to the Effective Time, Holdings and the Company shall establish procedures with the Paying Agent and the Depositary (and following the Effective Time, Holdings and the Surviving Corporation shall take such measures as are necessary) to ensure that (i) the Paying Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares or Dissenting Shares) and (y) the Per ADS Merger Consideration and (ii) the Depositary will distribute the Per ADS Merger Consideration to ADS holders (less withholding Taxes as provided in Section 4.2(h)) pro rata to their holdings of ADSs upon delivery by them of the ADSs. The Surviving Corporation will pay any applicable fees, charges and expenses of the Depositary (including any ADS cancellation or termination fee payable in accordance with the Deposit Agreement in connection with the transactions contemplated hereby) and government charges (other than withholding taxes as provided in Section 4.2(h)) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to holders of ADSs and the cancellation of ADSs. No interest shall be paid or will accrue on any amount payable in respect of Shares or ADSs pursuant to the provisions of this ARTICLE IV. In the event that a transfer of ownership of Shares is not registered in the register of members of the Company, or if the Per Share Merger Consideration is to be paid in a name other than that in which the relevant Shares are registered in the register of members of the Company, the Per Share Merger Consideration may be paid to a Person other than the Person in whose name the relevant Share is registered in the register of members of the Company only upon delivery of evidence to the satisfaction of the Paying Agent of such Person’s entitlement to the relevant Share and only if the Person requesting such payment has paid to the Paying Agent any transfer Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of such Shares, or established to the satisfaction of the Paying Agent that such transfer Taxes have been paid or are otherwise not payable.

(c) Intentionally Omitted.

(d)Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments of the Exchange Fund) that remains unclaimed by the shareholders of the Company for nine months after the Effective Time shall be delivered to the Surviving Corporation upon demand by the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this ARTICLE IV shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration to which such holder is entitled pursuant to this ARTICLE IV upon due delivery of its letter of transmittal and Share Certificates (or affidavits and indemnities of loss in lieu of the Share Certificates as provided in Section 4.2(e)) or, in the case of Uncertificated Shares, such other documents as may be required by the Surviving Corporation to show such Person is entitled to the Per Share Merger Consideration in respect of such Uncertificated Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Holdings, the Paying Agent, the Depositary or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, bona vacantia, escheat or similar Laws. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

5

(e)Lost, Stolen or Destroyed Certificates. In the event any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Share Certificate to be lost, stolen or destroyed and, if reasonably required by Holdings or by the Paying Agent, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Holdings or the Paying Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Share Certificate, the Paying Agent will issue a cheque in the amount equal to (x) the number of Shares represented by such lost, stolen or destroyed Share Certificate multiplied by (y) the Per Share Merger Consideration.

(f)Dissenters’ Rights. No Dissenting Shareholder shall be entitled to receive the Per Share Merger Consideration with respect to the Dissenting Shares but shall instead be entitled to receive such payment resulting from the procedure in Section 238 of the Cayman Companies Law with respect to Dissenting Shares, provided that, notwithstanding the foregoing, if any holder of Shares fails to exercise such holder’s dissenter’s rights before the Effective Time, or any Dissenting Shareholder has withdrawn or lost such rights under Section 238 of the Cayman Companies Law, such holder will thereupon cease to be a Dissenting Shareholder and such holder’s Shares will thereupon (i) cease to be Dissenting Shares and (ii) be cancelled and converted into, and will become exchanged for, as of the Effective Time, the right to receive the Per Share Merger Consideration in the manner provided in Section 4.1(a). The Company shall give Holdings (i) prompt notice of any written objections, notices, petitions or attempted withdrawals of such objections, notices, petitions or other communications served pursuant to the Cayman Companies Law that are received by the Company relating to the Company shareholders’ entitlement to dissent, and (ii) the opportunity to direct all negotiations and proceedings with respect to dissenters’ rights under the Cayman Companies Law. In the event that any written notices of objection to the Merger are served by any shareholders of the Company pursuant to Section 238(2) of the Cayman Companies Law, the Company shall use its commercially reasonable efforts to serve written notice of the authorization of the Merger on such shareholders pursuant to Section 238(4) of the Cayman Companies Law within five (5) days of the approval of the Merger by shareholders of the Company at the Shareholders’ Meeting. The Company shall not, except with the prior written consent of Holdings, voluntarily make any payment with respect to the exercise of dissenter rights or any demands for appraisal or offer to settle or settle any such demands or approve any withdrawal of any such demands.

(g)Transfer Books; No Further Ownership Rights. The Per Share Merger Consideration and Per ADS Merger Consideration paid in respect of the Shares upon their exchange in accordance with the terms of this ARTICLE IV shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares (including Shares represented by ADSs), and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Corporation of Shares that were outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. From and after the Effective Time, the holders of Uncertificated Shares and Share Certificates that evidenced ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law. If, after the Effective Time, any Share Certificate or indemnity in relation to any missing Share Certificate, Uncertificated Share (together with such other documents and/or instrument of transfer as required under Section 4.2(b)) or ADS is presented to the Surviving Corporation, Holdings or the Paying Agent for transfer or any other reason, the Shares underlying such Share Certificate, Uncertificated Share or ADS shall be cancelled and (except for Excluded Shares) exchanged for the cash amount as provided in this ARTICLE IV.

6

(h)Tax Withholding. Each of Holdings, the Surviving Corporation, the Paying Agent and the Depositary, without double counting, shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any applicable Law. In the event that Holdings, the Surviving Corporation, the Paying Agent or the Depositary determines that withholding is required under applicable Law and permitted under this Agreement, Holdings shall so notify the Company in writing at least five (5) days prior to the Closing Date (or as soon as practicable prior to the Closing Date if the circumstances giving rise to such withholding obligation occur less than five (5) days prior to the Closing Date) to provide the shareholders of the Company with sufficient opportunity to provide any forms or documentation or take such other steps in order to avoid such withholding. To the extent that amounts are so withheld by Holdings, the Surviving Corporation, the Paying Agent or the Depositary, and paid over to the appropriate Governmental Entity by Holdings, the Surviving Corporation, the Paying Agent or the Depositary, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(i)Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide notice to The Bank of New York (the “Depositary”) to terminate the deposit agreement dated December 10, 2007 between the Company and the Depositary, as amended and restated (the “Deposit Agreement”) in accordance with its terms.

(j)Agreement of Fair Value. Holdings, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238 of the Cayman Companies Law.

Section 4.3.Company Options and Company RSUs.

(a)Company Actions. At the Effective Time, the Company shall terminate the Company Plan, and any relevant award agreements applicable to the Company Plan in accordance with this Section 4.3 without any future liabilities save for the obligations contemplated by this Section 4.3.

(b)Treatment of Company Options. At the Effective Time, each Company Option (including each Rollover Option held by a Rollover Person) that is then outstanding and unexercised, whether or not vested, shall be cancelled and converted into and exchanged for an option to acquire one fully paid and non-assessable ordinary share, par value $0.001 per share, of Holdings (each, a “Holdings Option” and collectively, the “Holdings Options”). Each Holdings Option shall have an exercise or purchase price equal to the exercise or purchase price of the corresponding Company Option. Each Holdings Option shall otherwise retain the same grant date, the same vesting or exercise schedule, the same term and expiration date and substantially the same other material terms and conditions as each Company Option. The Holdings Options issued in accordance with this Section 4.3(b) shall be governed by an equity incentive plan of Holdings to be adopted as soon as reasonably practicable following the Closing Date with customary terms and conditions of an equity incentive plan of this type (a “Holdings Plan”) and one or more new agreements governing such Holdings Options shall be entered into between each optionee and Holdings.

(c)Treatment of Company RSUs. At the Effective Time, each Company RSU (including each Rollover RSU held by a Rollover Person) shall be cancelled and converted into and exchanged for an RSU of Holdings (each, a “Holdings RSU” and collectively, the “Holdings RSUs”). Each Holdings RSU shall be subject to the same material terms and conditions as each Company RSU. The Holdings RSUs issued in accordance with this Section 4.3(c) shall be governed by a Holdings Plan and one or more new agreements governing such Holdings RSUs shall be entered into between each holder and Holdings.

Section 4.4.Certain Adjustments. In the event that the Company changes the number of Shares or securities convertible into or exchangeable or exercisable for Shares issued and outstanding between the date of this Agreement and the Effective Time by reason of the occurrence or record date of any share split (including a reverse share split) or combination of shares, share dividend or distribution paid in shares, or any similar transaction, (a) the Per Share Merger Consideration, Per ADS Merger Consideration and any other amounts payable pursuant to this Agreement and (b) each Company Option and each Company RSU shall be equitably adjusted to reflect such action.

7

ARTICLE V
REPRESENTATIONS AND WARRANTIES

Section 5.1.Company Representations and Warranties. Except as set forth in the disclosure schedule delivered by the Company to Holdings and Merger Sub prior to or contemporaneously with the execution of this Agreement (the “Company Disclosure Schedule”) (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection), or as disclosed in the SEC Reports prior to the date of this Agreement (without giving effect to any amendment to any such SEC Report filed on or after the date hereof and excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are non-specific, of general application, predictive, cautionary or forward-looking in nature set forth therein, other than any specific factual information contained therein), the Company hereby represents and warrants to Holdings and Merger Sub that:

(a)Organization, Good Standing and Qualification. The Company is an exempted company duly incorporated, validly existing and in good standing under the Laws of the Cayman Islands. Each of the Company Subsidiaries is a legal entity duly organized or formed and validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of its respective jurisdiction of its organization or formation, and each of the Company and the Company Subsidiaries has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure of the Company or any Company Subsidiary to be so incorporated, existing or in good standing or to have such power or authority has not had and would not, individually or in the aggregate, have a Material Adverse Effect. Each of the Company and the Company Subsidiaries is duly qualified or licensed to do business and is in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except for any such failures to be so qualified, licensed or in good standing as would not, individually or in the aggregate, have a Material Adverse Effect.

(b)Memorandum and Articles of Association and Formation Documents.

(i) The Company has furnished or otherwise made available to Holdings a true, complete and correct copy of the memorandum and articles of association of the Company, as amended and restated to date (the “Company Memorandum and Articles of Association”) currently in effect. The Company Memorandum and Articles of Association are in full force and effect and the Company is not in violation of any of its provisions in any material respect.

(ii) The Company has furnished or otherwise made available to Holdings a true, complete and correct copy of the formation documents of each Company Subsidiary (each, a “Company Subsidiary Formation Document”) and each as so delivered is in full force and effect. The Company Subsidiary Formation Documents of each Company Subsidiary which is a significant subsidiary (as defined under Rule 1-02 of Regulation S-X of the SEC) are in full force and effect and no such Company Subsidiary is in violation of the provisions of its respective Company Subsidiary Formation Documents in any material respect.

(c)Capital Structure.

(i) The authorized share capital of the Company is $1,000,000 divided into 100,000,000 ordinary shares of $0.01 par value each (the “Ordinary Shares”). As of December 6, 2013 (the “Reference Date”): (A) 25,440,012 Ordinary Shares were issued and outstanding, which number includes 23,057,239 Shares represented by ADSs held in brokerage accounts in the Company’s name, and (B) no Shares were held by the Company as treasury shares and no Shares were held by any Company Subsidiary. As of the Reference Date, there were (A) outstanding Company Options to purchase 6,946,504 Ordinary Shares in the aggregate and (B) outstanding Company RSUs with respect to 3,241,000 Ordinary Shares in the aggregate. From the close of business on the Reference Date until the date of this Agreement, no options or warrants to purchase, or other instruments convertible into, Shares have been granted and no share capital of the Company have been issued, except for (A) Shares issued pursuant to the exercise of Company Options outstanding as of the close of business on the Reference Date in accordance with their respective terms, or (B) Shares issued upon the vesting and settlement of the Company RSUs outstanding as of the close of business on the Reference Date, in accordance with their respective terms.

8

(ii) Except as set forth above in Section 5.1(c)(i) and save for the ADSs and the Deposit Agreement, as of the date of this Agreement, (A) there are no outstanding (1) shares or other securities of the Company, (2) securities of the Company convertible into or exchangeable for shares or other securities of the Company, or (3) options, restricted share units, restricted shares, phantom shares, warrants, equity equivalent interests in the ownership or earnings of the Company or other similar rights, rights or other commitments or agreements to acquire from the Company, or obligations of the Company to issue, any shares or other securities of the Company, or securities convertible into or exchangeable for shares or other securities of the Company (the items in foregoing clauses (1), (2) and (3) are referred to collectively as the “Company Securities”), and (B) there are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities. As of the date hereof, all outstanding Shares are, and all Shares which may be issued pursuant to the exercise of Company Options outstanding and upon the vesting and/or settlement of the Company RSUs outstanding will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. Each grant of Company Options and Company RSUs was duly authorized by all necessary corporate action, and such grant was made in material compliance with the terms of the Company Plan, and in all material respects with all applicable Laws, including the rules and regulations of the NASDAQ.

(iii) Except as set forth in Section 5.1(c)(iii) of the Company Disclosure Schedule, all of the issued and outstanding shares or other equity interests of each of the Company Subsidiaries are owned by the Company or another Company Subsidiary, free and clear of all Liens (other than Permitted Liens). Each of the outstanding shares or other equity interests of each of the Company Subsidiaries (other than the PRC Subsidiaries) is duly authorized, validly issued, fully paid and nonassessable (in each case, to the extent applicable). The registered capital of each PRC Subsidiary has been fully and duly paid up within the prescribed time. Except as set forth on Section 5.1(c)(iii) of the Company Disclosure Schedule, there are no options, warrants, convertible securities or other agreements or commitments, in each case issued by the Company or any Company Subsidiary, relating to the issuance, transfer, sales, voting or redemption (including any rights of conversion or exchange under any outstanding security or other instrument) for any of the capital stock or other equity interests of, or other ownership interests in, any Company Subsidiary. As of the date of this Agreement, except for the Company Subsidiaries and as set forth on Section 5.1(c)(iii) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, any shares of share capital of, or other equity interest in, or any interest convertible into or exercisable or exchangeable for any shares of share capital of, or other equity interest in, any other Person that is material to the business operations of the Company and the Company Subsidiaries taken as a whole.

(d)Authority.

(i) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to the Company Requisite Vote, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary corporate action on behalf of the Company, including the board of directors of the Company, and no other corporate proceedings on the part of the Company or any Company Subsidiary (pursuant to the Cayman Companies Law or otherwise) are necessary to authorize this Agreement or to consummate the transactions so contemplated, subject, in the case of the consummation of the Merger, to the authorization and approval of this Agreement and the Cayman Plan of Merger by the Company Requisite Vote and the filing with the Cayman Registrar of the Cayman Plan of Merger and the other Merger Documents as required by the Cayman Companies Law. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Holdings and Merger Sub, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as limited by the effects of bankruptcy, insolvency, fraudulent transfer, preference, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (regardless of whether enforcement is considered in a proceeding in equity or at law).

9

(ii) The board of directors of the Company, acting upon the unanimous recommendation of the Independent Committee, has (A) determined that the Merger, on the terms and subject to the conditions set forth herein, is fair to, and in the best interests of, the Company and its shareholders (other than the holders of Rollover Shares), (B) approved and declared advisable this Agreement, the Merger and the other transactions contemplated hereby, and (C) resolved to recommend to the shareholders of the Company that they authorize and approve this Agreement, the Cayman Plan of Merger and the Merger in accordance with the Cayman Companies Law (the “Company Recommendation”), which resolutions, subject to Section 6.6(c), have not been subsequently withdrawn or modified in a manner adverse to Holdings. The board of directors of the Company, acting upon the unanimous recommendation of the Independent Committee, has directed that the Merger, this Agreement and the Cayman Plan of Merger be submitted to the holders of Shares for their authorization and approval at the Shareholders’ Meeting. The only vote of the holders of any class or series of share capital of the Company necessary under applicable Law, the Company Memorandum and Articles of Association or otherwise to authorize and approve this Agreement and the Cayman Plan of Merger and the transactions contemplated hereby, including the Merger, is the Company Requisite Vote.

(e)No Conflict; Required Filings and Consents.

(i) The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby do not and will not (A) assuming the Company Requisite Vote is obtained, conflict with or violate the Company Memorandum and Articles of Association or any Company Subsidiary Formation Documents, (B) conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to the Company or any Company Subsidiary or by which any of their respective properties are bound, assuming that all consents, approvals and authorizations contemplated by clauses (A) through (D) of subsection (ii) below have been obtained, and all filings described in such clauses have been made, or (C) require the consent, approval, authorization of, or notice to or filing with, any third party with respect to, or result in any breach or violation of or constitute a default (or an event that with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any note, bond, mortgage, indenture, contract, agreement, lease or other written legally binding obligation (each, a “Contract”) to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary or any of their respective properties are bound, except, in the case of clauses (B) and (C), for any such conflict, violation, breach, default, loss, right or other occurrence that would not, individually or in the aggregate, have a Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by the Company, the consummation of the Merger or any other transaction contemplated by this Agreement by the Company and the Company’s compliance with any of the provisions of this Agreement do not and will not require (with or without notification or lapse of time, or both) any consent, approval, authorization or permit of, action by, filing with or notification to, any United States, PRC, federal, state, local, or municipal, or foreign country or province, or other governmental or regulatory (including any stock exchange) authority, agency, court or other judicial body, commission or other governmental body (each, a “Governmental Entity”), except for (A) any consent, approval, authorization, filing or notification required under any U.S. federal or state securities Laws, including the joining of the Company in the filing of the Rule 13e-3 Transaction Statement on Schedule 13E-3 (including any amendments or supplements thereto, the “Schedule 13E-3”) and the Proxy Statement, (B) compliance with the rules and regulations of The NASDAQ Stock Market LLC (“NASDAQ”), including any applications for delisting of the ADSs from NASDAQ, in all material respects, (C) the filing of the Merger Documents with the Cayman Registrar pursuant to the Cayman Companies Law, and (D) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, have a Material Adverse Effect.

(f)Compliance; Permits.

(i) The Company and the Company Subsidiaries are, and since December 31, 2011, have been, in compliance with all Laws applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound, except for such non-compliance that would not, individually or in the aggregate, have a Material Adverse Effect. No investigation, charge, assertion or review by any Governmental Entity with respect to the Company or any Company Subsidiary is pending or, to the knowledge of the Company, threatened, nor, to the knowledge of the Company, has any Governmental Entity alleged any violation of any such Laws or indicated an intention to conduct any such investigation, charge, assertion or review of the Company or any Company Subsidiary, which has not been resolved except for (A) such investigations, charges, assertions, reviews or notifications of violations the outcome of which would not, individually or in the aggregate, have a Material Adverse Effect, and/or (B) such investigations or reviews in the trading in the securities of the Company related to the Merger.

10

(ii) The Company and the Company Subsidiaries have all permits, licenses, authorizations, exemptions, certificates, orders, consents, approvals, grants, registrations, clearances and franchises from Governmental Entities (“Licenses”) necessary for the Company and each Company Subsidiary to lawfully own, lease and operate their respective properties and assets, and to carry on and lawfully operate their respective businesses as now being conducted (the “Company Licenses”), except for any such Licenses the absence of which would not, individually or in the aggregate, have a Material Adverse Effect. All Company Licenses are valid and in full force and effect, except where the failure to be valid or in full force and effect would not, individually or in the aggregate, have a Material Adverse Effect. The Company and each Company Subsidiary is in compliance with the terms of the Company Licenses, except for such non-compliance that would not, individually or in the aggregate, have a Material Adverse Effect.

(g)SEC Reports; Financial Statements; Internal Controls; No Undisclosed Liabilities.

(i) The Company has timely filed or furnished all forms, reports, statements, certifications and other documents (together with all exhibits, amendments and supplements thereto) required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”), since December 10, 2010 (all such forms, reports, statements, certificates and other documents, collectively, the “SEC Reports”). Each of the SEC Reports, as amended, complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) or the Securities Exchange Act of 1934 (the “Exchange Act”), as the case may be, each as in effect on the date so filed or furnished. As of its filing date or the date it was furnished (or, if amended or superseded by a subsequent SEC Report filed or furnished prior to the date hereof, as of the date of such subsequent SEC Report was filed or furnished), none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company Subsidiaries is currently subject to the reporting requirements of Section 13(a) and 15(d) of the Exchange Act. To the knowledge of the Company, as of the date of this Agreement, none of the SEC Reports is the subject of ongoing SEC review or outstanding SEC comment.

(ii) The financial statements (including all related notes and schedules) of the Company and the Company Subsidiaries included or incorporated by reference in the SEC Reports (as amended) present fairly in all material respects the consolidated financial position of the Company and the Company Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end adjustments and to any other adjustments described therein, including the notes thereto) and were prepared in all material respects in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be expressly indicated therein or in the notes thereto), except in each case to the extent that such information has been amended or superseded by later SEC Reports filed prior to the date hereof.

(iii) Subject to any applicable grace periods, the Company has been and is in compliance in all material respects with (A) the provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) that are applicable to it and (B) the applicable listing and corporate governance rules and regulations of the NASDAQ, subject to availing itself of any “home country” exemption from such rules and regulations available to a “foreign private issuer” (as defined under the Exchange Act and under the relevant rules and regulations of the NASDAQ).

(iv) The Company has established and maintained disclosure controls and procedures as defined in and required by Rules 13a-15 and 15d-15 of the Exchange Act reasonably designed to ensure that information required to be disclosed by the Company in the reports it files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and related forms, and that such information is accumulated and communicated to the Company’s chief executive officer and chief financial officer (or Persons performing similar functions), as appropriate, to allow timely decisions regarding required disclosure in reasonable detail. To the Company’s knowledge, neither the Company nor its independent registered public accounting firm has identified or been made aware of any “significant deficiencies” or “material weaknesses” (as defined by the Public Company Accounting Oversight Board’s Statement of Auditing Standards 115) in the design or operation of the internal controls and procedures of the Company which are reasonably likely to adversely affect the ability of the Company to record, process, summarize and report financial data, in each case which has not been subsequently remediated in all material respects.

11

(v) Except for liabilities or obligations (A) as reflected, accrued or reserved against in the Company’s consolidated balance sheet as of December 31, 2012 (or the notes thereto) included in the Company’s Annual Report on Form 20-F filed prior to the date of this Agreement for the fiscal year ended December 31, 2012, (B) which have not had and would not, individually or in the aggregate, have a Material Adverse Effect, (C) incurred in the ordinary course of business since December 31, 2012, (D) which have been discharged or paid in full prior to the date of this Agreement, (E) incurred pursuant to the transactions contemplated by this Agreement, and (F) as set forth on Section 5.1(g)(v) of the Company Disclosure Schedule, neither the Company nor any of the Company Subsidiaries has any liabilities, indebtedness, commitments or obligations, asserted or unasserted, known or unknown, absolute or contingent, whether or not accrued, matured or un-matured or otherwise, and whether or not required by GAAP to be reflected in a consolidated balance sheet or the notes thereto.

(h)Absence of Certain Changes or Events. From December 31, 2012 through the date of this Agreement, except in connection with this Agreement and the transactions contemplated herein (i) each of the Company and each of the Company Subsidiaries has conducted its business in all material respects in the ordinary course consistent with past practice (except in connection with this Agreement and the transactions contemplated herein), and (ii) there has not been (A) any event, change, occurrence or effect which has had a Material Adverse Effect, (B) any declaration, setting aside or payment of any dividend or other distribution in cash, shares, property or otherwise in respect of the Company’s or any of the Company Subsidiaries’ share capital, except for any dividend or distribution by a Company Subsidiary to the Company or another Company Subsidiary thereof, (C) any redemption, repurchase or other acquisition of any shares of share capital of the Company or any of the Company Subsidiaries by the Company or any Company Subsidiaries (other than (1)  the repurchase of ADSs and Shares in accordance with the share repurchase program approved by the board of directors of the Company and announced publicly in September 2011 and January 2013 and (2) any acquisition by the Company of Shares relating to a net exercise of Company Options (if any) or a forfeiture of Company RSUs (if any)), (D) any material change by the Company in its accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto, or (E) any making or revocation of any material Tax election, any settlement or compromise of any material Tax liability, any change to any material aspect of the method of Tax accounting of the Company or any Company Subsidiary, or any agreement to extend or waive the statutory period of limitations for the assessment or collection of Taxes except, in each case, in the ordinary course of business.

(i)Absence of Litigation. Except as set forth in Section 5.1(i) of the Company Disclosure Schedule, as of the date hereof, there are no suits, claims, actions, proceedings, hearings, arbitrations, mediations, investigations, demand letters or any other judicial or administrative proceedings, in Law or equity (each, a “Legal Proceeding”) pending or, to the knowledge of the Company, threatened in writing against the Company or any Company Subsidiary (including by virtue of indemnification or otherwise) or their respective assets or properties which (a) has or would have (if decided adversely against the Company), individually or in the aggregate, a Material Adverse Effect or (b) as of the date hereof challenges or seeks to enjoin, restrain or prevent the Merger. Neither the Company nor any Company Subsidiary nor any of their respective properties is or are subject to any Order which has had, individually or in the aggregate, a Material Adverse Effect.

(j)Employee Benefit Plans.

(i) True and complete copies of all Company Benefit Plans have been provided or made available to Holdings and Merger Sub.

(ii) None of the Company Benefit Plans has ever been or is subject to ERISA.

12

(iii) Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and in compliance with the applicable provisions of applicable Laws, rules and regulations (including any applicable Laws and regulations in the PRC governing individual income Tax).

(iv) No material actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the knowledge of the Company, threatened against or with respect to any such Company Benefit Plan.

(v) Except as would not have a Material Adverse Effect or as set forth on Section 5.1(j)(v) of the Company Disclosure Schedule and except as expressly contemplated by this Agreement, the execution, delivery of and performance by the Company of its obligations under the transactions contemplated by this Agreement will not (either alone or upon occurrence of any additional or subsequent events) (A) entitle any current or former employee, director, officer, shareholder or independent contractor of the Company or any Company Subsidiary to severance pay, unemployment compensation or any other payment under any Company Benefit Plan or other Contract, (B) accelerate the time of payment or vesting, or (C) increase the amount of compensation, benefits or awards due to any such employee, director, officer, shareholder or independent contractor under any Company Benefit Plan or other Contract.

(k)Labor and Employment Matters.

(i) Except as described in Section 5.1(k)(i) of the Company Disclosure Schedule, neither the Company nor any Company Subsidiary is a party to any collective bargaining agreement or similar agreement or understanding with any labor organization or other representative of any Company Employees, nor is any such agreement presently being negotiated by the Company. Except as would not, individually or in the aggregate, have a Material Adverse Effect, there are no unfair labor practice complaints pending against the Company or any Company Subsidiary before any other labor relations tribunal or authority, and to the knowledge of the Company there are no strikes, work stoppages, slowdowns, lockouts, arbitrations or grievances, or other labor disputes pending or threatened in writing against the Company or any Company Subsidiary.

(ii) Except as would not, individually or in the aggregate, have a Material Adverse Effect, as of the date of this Agreement the Company is in material compliance with all labor and employment Laws, including all such Laws relating to wages, hours and any similar mass layoff Law, collective bargaining, discrimination, civil rights, safety and health, workers’ compensation, classification of employee and independent contractors and the collection and payment of withholding and/or social security Taxes, contribution to mandatory social security and housing funds required in the PRC and any similar Tax and contribution.

(l)Insurance. Except as would not, individually or in the aggregate, have a Material Adverse Effect, (i) all insurance policies of the Company and each of the Company Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law, and (ii) neither the Company nor any Company Subsidiary is in breach or default, and neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, of any of such insurance policies.

(m)Personal Properties and Assets. Except as would not, individually or in the aggregate, have a Material Adverse Effect, the Company and each Company Subsidiary has good title to all of their respectively owned tangible personal properties as necessary to conduct their respective businesses as currently conducted, free and clear of all Liens (except for Permitted Liens), assuming the timely discharge of all obligations owing under or related to the tangible personal property; provided that no representation is made under this Section 5.1(m) with respect to any Real Property, Intellectual Property or Intellectual Property rights.

(n)Real Property.

(i) Except as would not, individually or in the aggregate, have a Material Adverse Effect, (A) the Company or a Company Subsidiary, as the case may be, holds good, valid, legal and marketable title to the Owned Real Property, free and clear of all Liens, except for Permitted Liens, and (B) the land use rights relating to the Owned Real Property have been obtained from a competent Governmental Entity.

13

(ii) Except as would not, individually or in the aggregate, have a Material Adverse Effect, (A) each of the Company and the Company Subsidiaries has valid leasehold interests in all of their respective Leased Real Property, free and clear of all Liens, except for Permitted Liens, (B) to the knowledge of the Company, each lease agreement of the Leased Real Property is valid, binding and enforceable obligation of the Company or the applicable Company Subsidiary, and (C) each of the Company and the Company Subsidiaries is not delinquent in respect of any rent, rates and other charges for which the tenant is responsible under the lease agreements and has observed and performed all restrictions and covenants on the part of the tenant and the conditions contained in such lease agreements in all material respects.

(iii) The Owned Real Property and the Leased Real Property are referred to collectively herein as the “Real Property”. To the knowledge of the Company, neither the Company nor any Company Subsidiary has received written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending and there are no such proceedings threatened in writing, affecting any material portion of the Real Property. To the knowledge of the Company, neither the Company nor any Company Subsidiary has received written notice of the existence of any outstanding Order, and there is no such Order threatened in writing, relating to the ownership, lease, use, occupancy or operation by any Person of the Real Property, except for any such Orders that would not, individually or in the aggregate, have a Material Adverse Effect.

(o)Tax Matters. Except as would not, individually or in the aggregate, have a Material Adverse Effect, (A) the Company and each of the Company Subsidiaries have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all income and other material Tax Returns required to be filed by any of them and all such filed Tax Returns are true, correct and complete and have timely paid all Taxes that are shown as due on such filed Tax Returns and have withheld and timely paid over any Taxes that the Company or each Company Subsidiary is obligated to withhold from amounts owing to any Company Employee, except with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP in the financial statements of the Company included in the SEC Reports, (B) as of the date of this Agreement, there are no pending, nor has the Company or any Company Subsidiary received written notice of the expected commencement of any, audits, examinations, investigations, claims or other proceedings in respect of a material amount of Taxes of the Company or any Company Subsidiary and (C) there are not, to the knowledge of the Company, any unresolved questions or claims, or any proposed, asserted, or assessed deficiencies that have not been fully paid, concerning the Company’s or any of the Company Subsidiaries’ Tax liability that are not disclosed or provided for in the SEC Reports.

(p)Proxy Statement and Schedule 13E-3. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the proxy statement to be sent to the shareholders of the Company in connection with the Shareholders’ Meeting (such proxy statement, as amended or supplemented, the “Proxy Statement”) or the Schedule 13E-3 will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, with respect to the Proxy Statement, on the date the Proxy Statement is first mailed to the shareholders of the Company and at the time of the Shareholders’ Meeting, and with respect to the Schedule 13E-3, on the date the Schedule 13E-3 (including any amendments or supplements thereto) is filed with the SEC. Each of the Proxy Statement and the Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Holdings or Merger Sub or any of their respective Affiliates or Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

14

(q)Intellectual Property.

(i) Except as would not, individually or in the aggregate, have a Material Adverse Effect, (A) the Company and/or a Company Subsidiary owns or has a valid and enforceable right or license to use all Intellectual Property in the manner in which the same is being used by the Company or any Company Subsidiary in connection with their respective businesses on the date hereof (“Company Intellectual Property”), and in the case of such Company Intellectual Property owned by the Company or any Company Subsidiary, free and clear of all Liens, except Permitted Liens; provided that this subsection (A) shall not be deemed a representation or warranty of non-infringement by the Company or any Company Subsidiary of third party rights; (B) all Company Registered Intellectual Property is valid and subsisting, and all prosecution, maintenance, renewal and other similar fees therefor, as applicable, that are due as of the date hereof have been paid and are current, and all registrations and applications therefor, as applicable, remain in full force and effect; (C) other than Intellectual Property created or developed by the Company or any of the Company Subsidiaries (and their respective current and former employees, consultants, or contractors) for or on behalf of third parties in the provision of the Company’s business in the ordinary course, the Company (or an applicable Company Subsidiary) owns all right, title and interest in and to all Intellectual Property created or developed by, or for the Company or the Company Subsidiaries; (D) there are no pending or, to the knowledge of the Company, threatened Legal Proceedings by any Person alleging infringement, dilution, unauthorized disclosure, or misappropriation by the Company or any Company Subsidiary of the Intellectual Property rights of such Person, demands or unsolicited offers to license any Company Intellectual Property or challenging the validity, enforceability, ownership of or the right to use any Company Intellectual Property; (E) to the knowledge of the Company, neither the Company nor any Company Subsidiary has interfered with, infringed upon, misappropriated or otherwise violated the Intellectual Property of any third party in any way and the conduct of the businesses of the Company and each of the Company Subsidiaries as currently conducted does not infringe, dilute, or misappropriate any Intellectual Property rights of any Person; (F) to the knowledge of the Company, no Person has infringed, diluted or misappropriated any Company Intellectual Property owned by the Company or any Company Subsidiary; (G) there are no outstanding Orders issued against any Company Intellectual Property owned by the Company or any Company Subsidiary that restricts or limits the use or licensing thereof by the Company or any Company Subsidiary; (H) (1) the Company or a Company Subsidiary owns or has a valid right or license to use or otherwise exploit all software and copyrights used in connection with the businesses of the Company and each of the Company Subsidiaries as currently conducted (the “Software”), (2) the Company or a Company Subsidiary possesses the source code, object code and documentation for all Software that is proprietary to and owned by the Company or any Company Subsidiary (the “Company Owned Software”), (3) no third party has any ownership right or interest in any Company Owned Software and (4) no Software is subject to any obligation that would require the Company or any Company Subsidiary to disclose to any Person any source code or Trade Secret that is part of any Company Owned Software; and (I) the consummation of the transactions contemplated by this Agreement will not result in the loss or impairment or the restriction on use or other exploitation of any Company Intellectual Property.

(ii) The Company and the Company Subsidiaries have taken commercially reasonable measures to protect the confidentiality of their confidential information, trade secrets and proprietary information and the confidential information, trade secrets and proprietary information entrusted to the Company or any Company Subsidiary by their customers, clients, or other Persons to whom the Company or any Company Subsidiary owes a written obligation of confidentiality (together, the “Trade Secrets”) in all material respects. Except as would not, individually or in the aggregate, have a Material Adverse Effect, to the knowledge of the Company, (A) there has been no unauthorized disclosure or use of any third party’s Trade Secrets by any employee or contractor of the Company or any Company Subsidiary, and none of the Company’s Trade Secrets have been disclosed to any third party except pursuant to valid and appropriate non-disclosure agreements and/or license agreements or pursuant to obligations to maintain confidentiality arising by operation of Law, and (B) there has been no material breach of the Company’s or any Company Subsidiary’s security measures wherein any Trade Secrets have been disclosed or may have reasonably been disclosed without authorization to any third party.

(r)Environmental Matters.

(i) Except as would not, individually or in the aggregate, have a Material Adverse Effect, (A) the Company and each of the Company Subsidiaries are now and have been in compliance with all applicable Environmental Laws, and possess and are now and have been since December 31, 2011 in compliance with all applicable Environmental Permits necessary to operate the business as presently operated, (B) to the knowledge of the Company, there have been no releases of Hazardous Substances at or on any property owned or operated by the Company or any Company Subsidiary, (C) neither the Company nor any Company Subsidiary has received any notice, demand, letter, claim or request for information alleging in writing that the Company or any Company Subsidiary is in violation of or liable under any Environmental Law and (D) neither the Company nor any Company Subsidiary is subject to any order, decree or injunction with any Governmental Entity or agreement with any third party concerning liability under any Environmental Law or relating to Hazardous Substances.

15

(ii) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(A) “Environmental Laws” means any applicable PRC local, provincial or national Law relating to: (1) the required environmental impact assessment and approval, and completion inspection on environment protection facility in respect of any construction project, (2) Releases or threatened Releases of Hazardous Substances, (3) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances, (4) the environment, or (5) the protection of human health and safety (including radioisotope safety, bio safety and fire protection).

(B) “Environmental Permits” means all assessments, permits, licenses, registrations, approvals, and other authorizations required under applicable Environmental Laws.

(C) “Hazardous Substance” means any substance or waste defined and regulated as hazardous, acutely hazardous, or toxic under applicable Environmental Laws.

(D) “Release” means any release, spill, emission, leaking, pumping, pouring, injection, deposit, dumping, emptying, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, or into or out of any property.

(s)Contracts.

(i) Except for this Agreement (and the Contracts contemplated to be entered into hereunder by the Company or any Company Subsidiary) and except for Contracts filed as exhibits to the SEC Reports or set forth in Section 5.1(s)(i) of the Company Disclosure Schedule, none of the Company or any Company Subsidiary is party to or otherwise bound by, any Contract (in all cases other than Company Benefit Plans) that would be required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of the Form 20-F under the Exchange Act (a “Material Contract” and collectively as the “Material Contracts”).

(ii) Complete, correct and unredacted copies of each Material Contract, as amended and supplemented, have been filed with the SEC or otherwise made available by the Company to Holdings.

(iii) Except as would not, individually or in the aggregate, have a Material Adverse Effect, (A) each Material Contract is valid and binding on the Company or a Company Subsidiary and in full force and effect (except to the extent that any Material Contract expires in accordance with its terms), (B) to the knowledge of the Company, no event or condition exists which constitutes, or after notice or lapse of time or both would constitute, a default on the part of the Company or any Company Subsidiary under any Material Contract, (C) no other party to such Material Contract is, to the knowledge of the Company, in default in any respect thereunder, and (D) the Company has not received, as of the date of this Agreement, any notice in writing from any Person that such Person intends to terminate any Material Contract.

(t)Takeover Statutes. Except for the Rights Agreement, dated as of September 17, 2013, between the Company and The Bank of New York Mellon, as amended by the Amendment No. 1 to Rights Agreement, dated as of December 6, 2013, between the Company and The Bank of New York Mellon, the Company is not a party to a shareholder rights agreement, “poison pill” or similar anti-takeover agreement or plan. No “business combination,” “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation save for Cayman Companies Law or any similar anti-takeover provision in the Company Memorandum and Articles of Association (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger or the other transactions contemplated by this Agreement.

(u)Opinion of Financial Advisor. The Independent Committee has received the opinion of Houlihan Lokey (China) Limited to the effect that, as of the date of such opinion, and subject to the various assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration to be received by holders of Shares including holders of Shares represented by ADSs (in each case, other than holders of Excluded Shares and/or Dissenting Shares, including Excluded Shares and Dissenting Shares represented by ADSs) in the Merger is fair, from a financial point of view, to such holders and a copy of such opinion has been delivered to Holdings, solely for informational purposes, following receipt thereof by the Independent Committee. It is understood and agreed that such opinion may not be relied on by Holdings or any of its Affiliates.

16

(v)Brokers and Finders. The Company has not employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement, except that the Company, through the Independent Committee, has engaged Houlihan Lokey (China) Limited as its financial advisor. The Company has made available to Holdings and Merger Sub a complete and accurate copy of all agreements pursuant to which Houlihan Lokey (China) Limited is entitled to any fees and expenses in connection with any of the transactions contemplated by this Agreement.

(w)No Other Representations or Warranties. Except for the representations and warranties contained in this Section 5.1, each of Holdings and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any Company Subsidiary with respect to any other information provided to Holdings or Merger Sub in connection with the transactions contemplated by this Agreement. Neither the Company nor any other Person will have or be subject to any liability to Holdings, Merger Sub or any other Person resulting from the distribution to Holdings or Merger Sub, or Holdings’ or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Holdings or Merger Sub, or management presentations in expectation of the transactions contemplated by this Agreement.

Section 5.2.Holdings and Merger Sub Representations and Warranties. Holdings and Merger Sub hereby, jointly and severally, represent and warrant to the Company that:

(a)Organization. Each of Holdings and Merger Sub (A) is a legal entity duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, and (B) has the requisite corporate or similar power and authority to own, operate and lease its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority would not reasonably be expected to, individually or in the aggregate, have a Holdings Material Adverse Effect. For purposes of this Agreement a “Holdings Material Adverse Effect” means any event, change, occurrence or effect that would or would reasonably be expected to prevent, materially delay or materially impede the performance by Holdings or Merger Sub of its obligations under this Agreement or the consummation of the transactions contemplated by this Agreement. The organizational or governing documents of Holdings and Merger Sub, as previously provided to the Company, are in full force and effect.

(b)Capital Structure.

(i) The authorized share capital of Holdings consists solely of 50,000,000 ordinary shares, par value $0.001 per share, 1 of which are validly issued and outstanding. All of the issued and outstanding share capital of Holdings is, and at the Effective Time will be, owned by the Rollover Persons. Holdings was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement (including, without limitation, the Buyer Group Contracts).

(ii) The authorized share capital of Merger Sub consists solely of 50,000,000 ordinary shares, par value $0.001 per share, 1 of which are validly issued and outstanding. All of the issued and outstanding share capital of Merger Sub is, and at the Effective Time will be, owned by Holdings. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby, and it has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and capitalization and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement (including, without limitation, the Buyer Group Contracts).

17

(c)Authority. Each of Holdings and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby, including the Merger. The execution, delivery and performance of this Agreement by each of Holdings and Merger Sub and the consummation by each of Holdings and Merger Sub of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary corporate action by the boards of directors of Holdings and Merger Sub, and have been duly and validly authorized by all necessary actions by Holdings as the sole shareholder of Merger Sub, and no other corporate proceedings on the part of Holdings or Merger Sub are necessary to authorize this Agreement, to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby (other than the filing with the Cayman Registrar of the Cayman Plan of Merger and the other Merger Documents as required by the Cayman Companies Law). This Agreement has been duly and validly executed and delivered by Holdings and Merger Sub and, assuming due authorization, execution and delivery hereof by the Company, constitutes a legal, valid and binding obligation of each of Holdings and Merger Sub enforceable against each of Holdings and Merger Sub in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, or general equitable principles (whether considered in a proceeding in equity or at law).

(d)No Conflict; Required Filings and Consents.

(i) The execution, delivery and performance of this Agreement by Holdings and Merger Sub do not and will not (A) conflict with or violate the respective memoranda and articles of association of Holdings or Merger Sub, (B) assuming that all consents, approvals and authorizations contemplated by clauses (A) through (C) of subsection (ii) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to Holdings or Merger Sub or by which either of them or any of their respective properties are bound, or (C) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default) or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contracts to which Holdings or Merger Sub is a party or by which Holdings or Merger Sub or any of their respective properties are bound, except, in the case of clauses (B) and (C), for any such conflict, violation, breach, default, acceleration, loss, right or other occurrence which would not reasonably be expected to, individually or in the aggregate, have a Holdings Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by each of Holdings and Merger Sub and the consummation of the transactions contemplated hereby by each of Holdings and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (A) for any consent, approval, authorization, filing or notification required under by any federal or state securities Laws or the rules and regulations of the NASDAQ, including the filing of the Schedule 13E-3, (B) the filing with the Cayman Registrar of the Cayman Plan of Merger and the other Merger Documents as required by the Cayman Companies Law, and (C) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to, individually or in the aggregate, have a Holdings Material Adverse Effect.

(e)Litigation. As of the date hereof, (i) there are no Legal Proceedings pending or, to the knowledge of Holdings or Merger Sub, threatened against Holdings, Merger Sub or any of their respective Affiliates, other than any such Legal Proceedings that would not reasonably be expected to, individually or in the aggregate, have a Holdings Material Adverse Effect, and (ii) neither Holdings, Merger Sub or any of their respective Affiliates is a party to or subject to the provisions of any Order which would reasonably be expected to, individually or in the aggregate, have a Holdings Material Adverse Effect.

(f)Proxy Statement and Schedule 13E-3. None of the information supplied or to be supplied by Holdings, Merger Sub or any of their respective Affiliates for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3 will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, with respect to the Proxy Statement, on the date the Proxy Statement is first mailed to the shareholders of the Company, and with respect to the Schedule 13E-3, on the date the Schedule 13E-3 (including any amendments or supplements thereto) is filed with the SEC. Notwithstanding the foregoing, none of Holdings nor Merger Sub makes any representations or warranties with respect to any information supplied by the Company or any of the Company’s Representatives for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

18

(g)Financing.

(i) Holdings has delivered to the Company a true, complete and correct copy, including all exhibits, schedules or amendments thereto, of the executed USD30,000,000 Facility Agreement dated December 24, 2013 (the “Debt Financing Agreement”) by and between Holdings and China Merchants Bank Co. Ltd., Hong Kong Branch (the “Lender”) pursuant to which the Lender has committed to provide debt financing to Holdings (the “Financing”) in an aggregate amount set forth therein, subject to the terms and conditions set forth therein for the purposes of financing the transactions contemplated by this Agreement and related fees and expenses. Holdings has delivered to the Company a true, complete and correct copy of an executed Contribution Agreement and Voting Agreement each dated as of the date hereof, pursuant to which the parties thereto have agreed, subject to the terms and conditions set forth therein, that the Rollover Persons shall contribute all of the Rollover Shares to Holdings in exchange for newly issued shares of Holdings prior to the consummation of the Merger (the “Contribution”) and the Rollover Persons shall vote all Shares owned by them at the time of the Shareholders’ Meeting in favor of the Merger. The obligation of the Lender to fund the Financing is not subject to any contractual conditions other than as set forth in the Debt Financing Agreement. None of the Debt Financing Agreement, the Voting Agreement or the Contribution Agreement has been amended or modified prior to the date of this Agreement, no such amendment or modification is contemplated, and the respective commitments contained in the Debt Financing Agreement, the Voting Agreement and the Contribution Agreement have not been withdrawn, terminated or rescinded in any respect and no such withdrawal, termination or rescission is contemplated (provided, however, that Holdings and Merger Sub may replace, amend or supplement the Debt Financing Agreement to the extent permitted by Section 6.12). There are no side letters or other agreements to which Holdings or Merger Sub is a party related to the Contribution or issuance of new shares of Holdings other than as expressly set forth in the Contribution Agreement and there are no side letters or other agreements (written or otherwise) that impact the conditionality of the Financing to which Holdings or Merger Sub or any of their respective Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing (except for (i) any fee letter related to the Financing (the “Fee Letter”), a complete copy of which has been provided to the Company, with only fee amounts in the Fee Letter being redacted and (ii) the Ancillary Debt Agreements); provided, that prior to the execution of this Agreement, Holdings shall have advised the Company of the maximum amount of fees and expenses (including any original issue discount (if any) payable by Holdings and Merger Sub under the Financing). Holdings has fully paid any and all commitment fees or other fees in connection with the Debt Financing Agreement that are payable on or prior to the date hereof, and the Debt Financing Agreement, the Voting Agreement and the Contribution Agreement are in full force and effect and are the legal, valid, binding and enforceable obligations of Holdings and Merger Sub, as the case may be, and, to the knowledge of Holdings, each of the other parties thereto, in accordance with the terms and conditions thereof, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, and general equitable principles (whether considered in a proceeding in equity or at law). As of the date of this Agreement, and subject to the accuracy of the representations and warranties of the Company set forth in Section 5.1 and compliance by the Company with its obligations hereunder, none of Holdings or Merger Sub has any knowledge of any occurrence which, with or without notice, lapse of time or both, could or could reasonably be expected to constitute a default or breach on the part of Holdings or Merger Sub or any other party thereto under the Debt Financing Agreement, the Voting Agreement or the Contribution Agreement or that could otherwise result in (x) the Lender under the Debt Financing Agreement having the right to refuse to fund all or any part of the Financing or (y) the Financing not becoming available in order to consummate the transactions contemplated hereunder. The Debt Financing Agreement (including the Fee Letter) contains all of the conditions precedent to the obligations of the parties thereunder to make the Financing available to Holdings on the terms therein and the Contribution Agreement contains all of the conditions precedent to the obligations of the parties thereunder to make the Contribution as described therein.

(ii) Assuming (A) the Financing is funded in accordance with the Debt Financing Agreement, (B) the Contribution contemplated by the Contribution Agreement is made in accordance with the terms of the Contribution Agreement, and (C) Holdings and Merger Sub are obligated to close pursuant to Section 1.2, Holdings and Merger Sub will have at and after the Closing funds sufficient to consummate the Merger upon the terms contemplated by this Agreement and to pay all related fees and expenses associated therewith. As of the date hereof, assuming Holdings and Merger Sub are obligated to close pursuant to Section 1.2 and subject to the accuracy of the representations and warranties of the Company as contemplated by Section 7.2(a) and compliance by the Company with its obligations hereunder, none of Holdings or Merger Sub have any reason to believe that any of the conditions to the funding of the Financing set forth in the Debt Financing Agreement will not be satisfied or that the Financing will not be available to Holdings and Merger Sub at the Closing, any of the conditions to the Contribution contemplated in the Contribution Agreement will not be satisfied or that the Contribution contemplated by the Contribution Agreement will not be made prior to the Closing.

19

(iii) For the purposes of this Section 5.2(g), references made hereunder with respect to the “Financing” shall include the financing contemplated by the Debt Financing Agreement as permitted to be replaced, amended or supplemented by Section 6.12 and any Alternative Financing and references made hereunder with respect to, the “Debt Financing Agreement” shall include such documents as permitted to be replaced, amended or supplemented by Section 6.12 and any Alternative Financing Agreements.

(h)Vote/Approval Required. No vote or consent of the holders of any shares of Holdings is necessary to approve this Agreement or the transactions contemplated hereby, including the Merger.

(i)Solvency. None of Holdings or Merger Sub is entering into the transactions under this Agreement with the intent to hinder, delay or defraud either present or future creditors. Assuming (i) the Company shall be able to pay its debts as they fall due immediately prior to the Effective Time, (ii) the accuracy of the representations and warranties made by the Company in ARTICLE V, and (iii) the satisfaction of the conditions of Holdings and Merger Sub to consummate the Merger as set forth in Section 7.1 and Section 7.2, immediately after giving effect to the Merger and all of the other transactions contemplated hereby, including the Financing (and any Alternative Financing, if applicable), the payment of the Per Share Merger Consideration, the Per ADS Merger Consideration, the payment of all other amounts required to be paid in connection with the consummation of the Merger and the other transactions contemplated in this Agreement (including fees associated with any Financing), and the payment of all related fees and expenses, the Surviving Corporation will be able to pay its debts as they fall due at and immediately after the Effective Time.

(j)Ownership of Company Shares. Other than as a result of this Agreement, the Contribution Agreement or the Voting Agreement, (i) neither Holdings nor Merger Sub beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other Company Securities as of the date hereof, and (ii) none of the Buyer Group Parties or their Affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other Company Securities except as set forth on Schedule 5.2(j). as of the date hereof.

(k)Buyer Group Contracts. As of the date hereof, other than (i) the Agreement, (ii) the Debt Financing Agreement (including any Ancillary Debt Agreements), (iii) the Voting Agreement, (iv) the Contribution Agreement, and (v) the Consortium Agreement (the Contracts specified in foregoing clauses (ii), (iii), (iv), and (v) are referred to collectively as the “Buyer Group Contracts”), there are no Contracts (whether oral or written) to which any of the Buyer Group Parties or any of their respective Affiliates (excluding the Company and its Subsidiaries) are a party or otherwise bound (A) relating to any of the Shares or the Company Securities, (B) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration, (C) relating to any individual’s retention or employment by the Company or any Company Subsidiaries or otherwise relating to the provision of any services by any individual for or behalf of the Company or any Company Subsidiaries following the Closing (other than existing Contracts to which the Company or any Company Subsidiary is party), (D) pursuant to which any current shareholder or employee of the Company has agreed to contribute or roll over any portion of such shareholder’s or employee’s Shares or other Company Securities to Holdings or Merger Sub, or (E) pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal. Holdings has delivered to the Company a true, complete and correct copy of each Buyer Group Contract.

(l)Brokers and Finders. Neither Holdings, Merger Sub nor any of their respective Affiliates have employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the transactions contemplated in this Agreement. Holdings and Merger Sub have made available to the Company a complete and accurate copy of all agreements (if any) pursuant to which any financial advisor to Holdings, Merger Sub or any of their respective Affiliates is entitled to any fees and expenses in connection with any of the transactions contemplated herein.

20

(m)No Other Representations or Warranties. Except for the representations and warranties contained in this Section 5.2, the Company acknowledges that none of Holdings, Merger Sub or any other Person on behalf of Holdings or Merger Sub makes any other express or implied representation or warranty with respect to Holdings or Merger Sub or with respect to any other information provided to the Company.

ARTICLE VI
COVENANTS

Section 6.1.Section 6.1 Conduct of Business Pending the Merger.

(a)Operation of the Company’s Business. The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except as (i) expressly contemplated or expressly permitted by this Agreement or any Buyer Group Contract (or as would result naturally from the transactions contemplated thereby), (ii) set forth in Section 6.1 of the Company Disclosure Schedule, (iii) required by Law or regulation, (iv) expressly contemplated by the Debt Financing Documents, or (v) Holdings shall otherwise consent in writing (which consent shall not be unreasonably withheld or delayed or conditioned) (the foregoing clauses (i) through (v), collectively, the “Operational Exceptions”), the Company shall, and shall cause each Company Subsidiary to, conduct its business in the ordinary course of business consistent with past practice, and use its reasonable best efforts to preserve substantially intact its and each of the Company Subsidiaries’ business organizations and capital structure, maintain in effect all material permits required for the Company and the Company Subsidiaries to carry on their respective business. Without limiting the generality of the foregoing, between the date hereof and the Effective Time, except for the Operational Exceptions, the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the Effective Time, directly or indirectly, do any of the following:

(i) subject to applicable law, amend or otherwise change the Company Memorandum and Articles of Association, any Company Subsidiary Formation Documents or similar governing instruments;

(ii) issue, deliver, sell, pledge, mortgage, dispose of, transfer, subject to any Lien or encumber any shares, ownership interests or voting securities, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of, any other ownership interests or any voting securities (including share appreciation rights, phantom stock or similar instruments) of the Company or any Company Subsidiary (in each case except for (A) the issuance of Shares upon the exercise of Company Options outstanding on the date hereof, in accordance with the terms of the Company Plan under which they were granted, (B) the issuance of Shares upon the vesting and settlement of any Company RSUs outstanding on the date hereof, in accordance with the terms of the Company Plan under which they were granted, or (C) the issuance of shares by a Company Subsidiary to the Company or another Company Subsidiary);

(iii) declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of the share capital of the Company or any Company Subsidiary (except for any dividend or distribution by a Company Subsidiary to the Company or another Company Subsidiary) or enter into any agreement with respect to the voting of its share capital;

(iv) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any shares of the Company (other than in connection with the issuance by the Company of Shares or ADSs upon the vesting, and in the case of Company Options, exercise of equity awards granted under such Company Plan), or reclassify, combine, split or subdivide or amend the terms of any share capital or other ownership interests of any of the Company Subsidiaries;

(v) (A) directly or indirectly acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) in one transaction or any series of related transactions any equity interests in any corporation, partnership or other business organization or division thereof or any material assets except any such acquisitions that are consistent with past practice and in the ordinary course of business or (B) sell, pledge, mortgage, lease, license, subject to any Lien, transfer or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any of the material property or assets of the Company or any Company Subsidiary other than in the ordinary course of business, sales of obsolete assets or among the Company and Company Subsidiaries;

21

(vi) (A) other than in the ordinary course of business or extensions at the end of a contract term, enter into, terminate, cancel, transfer, assign, license, encumber or materially amend or modify any Material Contract or Contract that, if existing on the date hereof, would have been a Material Contract, or (B) agree to any waiver under, or release, settle or compromise any material claim against the Company or material liability or obligation owing to the Company under any Material Contract or Contract that, if in effect on the date hereof, would have been a Material Contract;

(vii) transfer, assign or grant any license or sublicense of any material Company Intellectual Property other than in the ordinary course of business;

(viii) incur, issue, renew, prepay, redeem, otherwise acquire, refinance or modify in any material respect the terms of any indebtedness for borrowed money, or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person (other than guarantees of obligations of the Company or any Company Subsidiary), or make, forgive or cancel any loans, advances or capital contributions to, or investments in, any other Person (other than a Company Subsidiary), in each case, except for (A) the incurrence or guarantee of indebtedness under the Company’s or any Company Subsidiary’s existing credit facilities in an amount not to exceed the maximum amount authorized under the credit agreements evidencing such indebtedness, (B) in an amount not in excess of $500,000 (or an equivalent amount in RMB) individually or $1,000,000 (or an equivalent amount in RMB) in the aggregate or (C) in the ordinary course of business;

(ix) except as required pursuant to existing Company Benefit Plans or other Contracts in effect on the date hereof or as otherwise required by applicable Law, (A) enter into any new employment, severance or other compensatory agreements (including the renewal of any consulting agreement) with any present employee, officer, director, shareholder or other service providers of the Company or any Company Subsidiary other than in the ordinary course of business consistent with past practice, (B) hire (or enter into any employment or other agreements with) any employees or other service providers other than in the ordinary course of business consistent with past practice with respect to non-executive officer employees who have an annual total base salary and incentive compensation opportunity of less than $100,000 (or an equivalent amount in RMB), (C) grant any severance or termination pay, or any retention pay not expressly provided for in any Company Benefit Plan, (D) waive or amend in any respect any performance, or vesting criteria or accelerate vesting, exercisability or funding under any Company Benefit Plan, other than as required by the Company Plan or expressly contemplated by this Agreement, (E) amend any employment, consulting or severance agreement or arrangement with any employees, officers, directors, shareholders or other service providers of the Company or any Company Subsidiary (other than non-material amendments to agreements with employees who have a total annual base salary and incentive compensation opportunity less than $100,000 (or an equivalent amount in RMB)), (F) establish, enter into or adopt any new Company Benefit Plan, or renew, amend or terminate any existing Company Benefit Plan (other than non-material amendments), or (G) terminate the employment or services, as applicable, of any of its present directors, officers, employees or independent consultants who have a total annual base salary and incentive compensation opportunity in excess of $100,000 (or an equivalent amount in RMB);

(x) offer, place or arrange any issue of debt securities or commercial bank or other credit facilities that would cause the breach of any provisions of the Debt Financing Agreement or cause any condition set forth in the Debt Financing Agreement not to be satisfied;

(xi) make any material change in any financial or tax accounting principles, policies, methods or procedures used by the Company, except as may be required by changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

(xii) enter into or amend any Contract with any “related party” (as such term is defined in Item 404 of Regulation S-K promulgated under the Exchange Act) or any Affiliate of the Company (other than (A) Contracts solely between the Company and/or wholly-owned Company Subsidiaries and (B) Contracts relating to services with employees or directors of the Company (but subject to Section 6.1(a)(vi)), in each case, entered into or amended in the ordinary course of business consistent with past practice);

22

(xiii) make or change any material Tax election, materially amend any Tax Return (except as required by applicable Law), enter into any material closing agreement with respect to Taxes, surrender any right to claim a material refund of Taxes, or settle or finally resolve any material controversy with respect to Taxes;

(xiv) settle or compromise any litigation other than settlements or compromises of litigation where the amount paid in settlement or compromise, in each case, does not exceed the amount set forth in Section 6.1(a)(xiv) of the Company Disclosure Schedule;

(xv) except for this Agreement, adopt a plan of complete or partial liquidation, scheme of arrangement, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or a Company Subsidiary (other than any merger or consolidation among Company Subsidiaries);

(xvi) enter into, amend or modify any union recognition agreement, collective bargaining agreement or similar agreement with any trade union or representative body;

(xvii) make or authorize capital expenditures except (A) as budgeted in the Company’s current plan(s) approved by the board of directors of the Company that was provided to Holdings, (B) as necessary to maintain existing Company assets in good repair and (C) for any single capital expenditure not in excess of $2,000,000 (or an equivalent amount in RMB) or capital expenditures for the Company and the Company Subsidiaries not in excess of $5,000,000 (or an equivalent amount in RMB) in the aggregate; or

(xviii) authorize, agree or commit to do any of the foregoing.

(b)No Impeding Actions. Each of Holdings and Merger Sub agrees that, from the date hereof to the Effective Time, it shall not: (a) take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied or (b) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Holdings or Merger Sub to consummate the Merger or the other transactions contemplated under this Agreement.

(c)No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Holdings or Merger Sub, directly or indirectly, the right to control or direct the Company’s or any Company Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Holdings’ or Merger Sub’s operations. Prior to the Effective Time, each of Holdings, Merger Sub and the Company shall exercise, consistent with the terms and conditions of the Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

Section 6.2.Proxy Statement and Schedule 13E-3. In connection with the Shareholders’ Meeting, the Company, with the reasonable assistance of Holdings and Merger Sub, will (i) as promptly as reasonably practicable (and, with respect to filing with the SEC, and subject to compliance by Holdings and Merger Sub with this Section 6.2, in any event within 20 Business Days from the date of this Agreement) use commercially reasonable efforts to prepare and file with the SEC the Proxy Statement, (ii) respond as promptly as practicable to any comments received from the SEC with respect to such filings and will provide copies of such comments to Merger Sub promptly upon receipt, (iii) as promptly as reasonably practicable prepare and file (after Holdings and Merger Sub have had a reasonable opportunity to review and comment on) any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law, (iv) use its commercially reasonable efforts to have cleared by the SEC and will thereafter mail to its shareholders as promptly as reasonably practicable, the Proxy Statement and all other customary proxy or other materials for meetings such as the Shareholders’ Meeting, (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the shareholders of the Company any supplement or amendment to the Proxy Statement if any event shall occur which requires such action at any time prior to the Shareholders’ Meeting, and (vi) otherwise use commercially reasonable efforts to comply with all requirements of Law applicable to the Shareholders’ Meeting and the Merger. Holdings and Merger Sub shall cooperate with the Company in connection with the preparation and filing of the Proxy Statement, including furnishing the Company, as promptly as reasonably practicable upon request, with any and all information as may be required to be set forth in the Proxy Statement under the Exchange Act. The Company will provide Holdings and Merger Sub a reasonable opportunity to review and comment upon the Proxy Statement, or any amendments or supplements thereto, prior to filing the same with the SEC. In connection with the filing of the Proxy Statement, the Company and Merger Sub will cooperate to (A) concurrently with the preparation and filing of the Proxy Statement, jointly prepare and file with the SEC the Schedule 13E-3 relating to the Merger and the other transactions contemplated hereby and furnish to each other all information concerning such party as may be reasonably requested in connection with the preparation of the Schedule 13E-3, (B) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filings and will consult with each other prior to providing such response, (C) as promptly as reasonably practicable after consulting with each other, prepare and file any amendments or supplements necessary to be filed in response to any SEC comments or as required by Law, (D) use their respective reasonable best efforts to have cleared by the SEC the Schedule 13E-3, and (E) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the shareholders of the Company any supplement or amendment to the Schedule 13E-3 if any event shall occur which requires such action at any time prior to the Shareholders’ Meeting. Each of Holdings, Merger Sub and the Company agrees that none of the information supplied or to be supplied by Holdings, Merger Sub or the Company, as applicable, expressly for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 or any other documents filed or to be filed with the SEC in connection with the transactions contemplated hereby, will, as of the time such documents (or any amendment thereof or supplement thereto) are mailed to the holders of Shares and at the time of the Shareholders’ Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Effective Time, any information relating to the Company, Holdings or Merger Sub or any of their respective Affiliates should be discovered by the Company, Holdings or Merger Sub which should be set forth in an amendment or supplement to the Proxy Statement or Schedule 13E-3, as applicable, so that the Proxy Statement or Schedule 13E-3, as applicable, shall not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties and, to the extent required by applicable Law, the Company shall disseminate an appropriate amendment thereof or supplement thereto describing such information to the Company’s shareholders.

23

Section 6.3.Shareholders’ Meeting. Subject to Section 6.6 and ARTICLE VIII, the Company will take, in accordance with applicable Law and the Company Memorandum and Articles of Association, all actions necessary to convene an extraordinary general meeting (the “Shareholders’ Meeting”) to consider and vote upon the authorization and approval of this Agreement, the Cayman Plan of Merger and the transactions contemplated hereby, including the Merger, including sending notices and a statement containing relevant information regarding this Agreement, the Cayman Plan of Merger and the Merger to the Company shareholders entitled to vote at the Shareholders’ Meeting, as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 and Proxy Statement. Subject to Section 6.6, the Company shall include the Company Recommendation in the Proxy Statement and shall take all lawful actions to solicit proxies from the Company’s shareholders to obtain the Company Requisite Vote.

Section 6.4.Access to Information. From the date of this Agreement to the Effective Time or the earlier termination of this Agreement in accordance with its terms, upon reasonable prior written notice, the Company shall, and shall use its reasonable best efforts to cause the Company Subsidiaries and its and their Representatives to, afford Holdings and its Representatives reasonable access during normal business hours, consistent with applicable Law, to its officers, personnel, employees, systems, properties, offices and other facilities and to all books and records (including Tax Returns), and to furnish Holdings with all financial, operating and other data, analyses, projections and plans, as Holdings, through its Representatives, may from time to time reasonably request in writing. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or the Company Subsidiaries or otherwise result in any significant interference with the prompt and timely discharge by such employees of their normal duties. Neither the Company nor any of the Company Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of its clients, jeopardize the attorney-client privilege of the Company or the Company Subsidiaries or contravene any Law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement (it being agreed that the parties shall use their commercially reasonable efforts to cause such information to be provided in a manner that would not result in such violation, prejudice, jeopardy or contravention). No investigation shall affect the Company’s representations and warranties, covenants or agreements contained herein, or limit or otherwise affect the remedies available to Holdings or Merger Sub pursuant to this Agreement.

24

Section 6.5.Confidentiality. Prior to the Effective Time, each of the Buyer Group Parties will hold and treat and will cause its Representatives to hold and treat in confidence all Information concerning the Company and the Company Subsidiaries furnished to any of the Buyer Group Parties in connection with the transactions contemplated by this Agreement in accordance with, and as set forth in, this Section 6.5.

(a) Without limiting the generality of the foregoing, each of the Buyer Group Parties and their Representatives agrees that, without the prior written consent of the Company, it shall not (i) use the Information except for in connection with the transactions contemplated by this Agreement; (ii) disclose the Information to any Person other than its Representatives provided such Representatives (including, without limitation, any Financing Sources under Section 6.12) are (A) informed of the confidential nature of such Information, and (B) prior to disclosure thereto, agree in writing to treat such Information as confidential in accordance with the terms hereof, or have other legal or fiduciary obligations to the Company imposing confidentiality and non-use obligations no less restrictive than those set forth herein; and (iii) disclose to any Person other than its Representatives the fact that discussions are taking place concerning the transactions contemplated herein or any of the terms, conditions or other facts with respect to such transactions, including the status thereof, or this Agreement.

(b) Each Buyer Group Party agrees that it shall (i) keep a record of each location of the Information, make all reasonable, necessary or appropriate efforts to safeguard such Information from disclosure other than as permitted by this Section 6.5, (ii) not, except as necessary for the evaluation and/or implementation of the Merger, copy or store any such Information without the prior written consent of the Company, and (iii) notify promptly the Company in writing if it discovers any unauthorized use or disclosure of the Information.

(c) Notwithstanding the foregoing, the Buyer Group Parties or its Representatives may disclose the Information if and solely to the extent such disclosure is required pursuant to applicable Law; provided (i) Holdings shall first promptly advise the Company of such requirement to disclose the Information and reasonably cooperate (and cause its Representatives to reasonably cooperate) and provide (and cause its Representatives to provide) the Company with a reasonable opportunity to seek a protective order or other remedy with respect to such required disclosure, including without limitation to seek that such Information as is required to be disclosed is afforded confidential treatment; and (ii) in the event that such protective order or other remedy is not obtained, the Buyer Group Parties or its Representatives (as applicable), shall furnish only that portion of the Information which is legally required to be disclosed.

(d) Notwithstanding anything herein contained, Information shall not include information which (i) is now or subsequently becomes generally available to the public other than as a result of a breach of this Agreement by any Buyer Group Party or any of its Representatives or (ii) becomes available to the Buyer Group Parties on a non-confidential basis from a source other than the Company or any of its Representatives, provided such source is not bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to any Person regarding such information.

(e) Upon the termination of this Agreement pursuant to ARTICLE VIII or upon the request of the Company in writing, each of the Buyer Group Parties and its Representatives shall promptly return all copies of the Information, destroy all copies of the Information which consist of notes, analyses, compilations, forecasts, studies, interpretations or other information and documents derived therefrom and confirm such return and/or destruction of Information to the Company in writing and certified by the Founders on behalf of the Buyer Group Parties. Notwithstanding the return to the Company or destruction of the Information, the Buyer Group Parties will continue to be subject to the terms of this Section 6.5 during the term of this Agreement, and any return or destruction is subject to applicable Law. Any oral or visual Information incapable of return or destruction will continue to be subject to this Section 6.5.

25

(f) Notwithstanding the foregoing, with respect to any Buyer Group Party or its Representatives, such party shall not be required to destroy or return the Information, provided that (i) such Information is not obtained solely by virtue of this Agreement but would have been obtained by such party in his or her capacity as a director and/or officer of the Company and not solely as a member of the Buyer Group Party or Rollover Persons and (ii) such Information is otherwise held in accordance with the Company’s policies and procedures.

Section 6.6.Acquisition Proposals.

(a)No Solicitation or Negotiation; No Change of Recommendation. Except as otherwise set forth in this Section 6.6, the Company agrees that from the date hereof until the Effective Time or, if earlier, the termination of this Agreement in accordance with ARTICLE VIII, neither it nor any of the Company Subsidiaries nor any of the officers and directors of it or any of the Company Subsidiaries shall, and it shall instruct and cause its and the Company Subsidiaries’ Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage, or knowingly facilitate (including by providing information) the submission of any inquiries regarding, or the making of any, proposals or offers that constitute or could reasonably be expected to lead to any Acquisition Proposal, (ii) engage in, continue, or otherwise participate in any negotiations or discussions (other than to state that it is not permitted to have discussions) concerning, or provide or cause to be provided any non-public information or data relating to the Company or any of the Company Subsidiaries in connection with, an Acquisition Proposal, (iii) (A) withhold, withdraw, qualify or modify in a manner adverse to Holdings or Merger Sub in any material respect, or publicly propose to withhold, withdraw, qualify or modify in a manner adverse to Holdings or Merger Sub in any material respect, the Company Recommendation, (B) adopt, approve or recommend, or publicly propose to adopt, approve or recommend, any Acquisition Proposal, (C) fail to recommend against any Acquisition Proposal subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement of such Acquisition Proposal, (D) fail to include the Company Recommendation in the Proxy Statement, or (E) publicly announce its intention to take any of the actions described in foregoing clauses (A) through (D) (any of such actions described in foregoing clauses (A), (B), (C), (D) or (E) being referred to as a “Change of Recommendation”), (iv) enter into any merger agreement, letter of intent, memorandum of understanding, agreement in principle, share purchase agreement, asset purchase agreement or share exchange agreement, option agreement or other similar agreement providing for, relating to, or reasonably be expected to result in any Acquisition Proposal (other than a confidentiality agreement in accordance with Section 6.6(b)) (each, an “Alternative Acquisition Agreement”), (v) enter into any agreement or agreement in principle requiring the Company to abandon, terminate or fail to consummate the transactions contemplated hereby or breach its obligations hereunder, (vi) amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of the Company Subsidiaries, or (vii) knowingly propose or agree to do any of the foregoing; provided, however, it is understood and agreed that any determination or action by the Company, the Independent Committee, or the board of directors of the Company permitted under Section 6.6(b), Section 6.6(c) or Section 8.3(a) shall not be deemed to be a breach of this Section 6.6(a). The Company acknowledges and agrees that, unless otherwise permitted under this Section 6.6, the doing of any of the foregoing by any of the Company Subsidiaries or any Representative of the Company or any of the Company Subsidiaries shall be deemed to be a breach by the Company of this Section 6.6(a). Upon the execution of this Agreement, the Company agrees, and the Independent Committee will direct, that the Company and the Company Subsidiaries and its and their Representatives will (A) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal and (B) deliver a written notice to each such Person to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, effective on and from the date hereof. The Company shall promptly request each Person that has heretofore executed a confidentiality agreement in connection with such Person’s consideration of acquiring (whether by merger, acquisition of share or assets or otherwise) the Company or any of the Company Subsidiaries, to return (or if permitted by the applicable confidentiality agreement, destroy) all information required to be returned (or, if applicable, destroyed) by such Person under the terms of the applicable confidentiality agreement and, if requested by Holdings, to enforce such Person’s obligation to do so.

(b)Superior Proposals. Notwithstanding anything to the contrary in Section 6.6(a), at any time after the date of this Agreement and prior to obtaining the Company Requisite Vote, the Company may, in response to a bona fide written Acquisition Proposal that did not result from a breach of Section 6.6(a) and that the Independent Committee determines, in its good faith judgment, constitutes or may reasonably be expected to lead to a Superior Proposal, (i) furnish information and data with respect to the Company and the Company Subsidiaries to the Person making such Acquisition Proposal pursuant to a customary confidentiality agreement, and (ii) participate, through the Independent Committee, in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided, however, that the Company shall promptly (and in any event, within 72 hours) provide or make available to Holdings any material non-public information concerning the Company or any of the Company Subsidiaries that is provided to the Person making such Acquisition Proposal or its Representatives which was not previously or concurrently provided or made available to Holdings.

26

(c)Permitted Change of Recommendation or Alternative Acquisition Agreement. Notwithstanding anything to the contrary in this Section 6.6 but subject to this Section 6.6(c) and Section 6.6(d), if, prior to obtaining the Company Requisite Vote, (i) the Independent Committee determines in good faith that the failure to do so would reasonably be expected to be inconsistent with the discharge or exercise of its fiduciary duties under applicable Law, it may recommend a Change of Recommendation to the board of directors of the Company, which, upon receiving such recommendation from the Independent Committee, may effect a Change of Recommendation in accordance with this Section 6.6(c) and authorize the termination of this Agreement pursuant to Section 8.3(a) or (ii) the Company receives a written bona fide Acquisition Proposal that did not result from a breach of Section 6.6(a) that the Independent Committee determines in good faith constitutes a Superior Proposal, then (A) the Independent Committee may recommend that the board of directors of the Company make a Change of Recommendation and/or authorize the termination of this Agreement pursuant to Section 8.3(a) to enter into an Alternative Acquisition Agreement, (B) the board of directors of the Company, upon receiving such recommendation from the Independent Committee, may make a Change of Recommendation and/or authorize the termination of this Agreement pursuant to Section 8.3(a) to enter into an Alternative Acquisition Agreement in accordance with this Section 6.6(c), and (C) the Company, upon receiving such authorization from the board of directors of the Company, may enter into an Alternative Acquisition Agreement with respect to such Superior Proposal if, with respect to this clause (C), the Company concurrently terminates this Agreement pursuant to Section 8.3(a). The board of directors of the Company shall not be entitled to effect a Change of Recommendation and/or authorize the termination of this Agreement pursuant to Section 8.3(a) (and, for the avoidance of doubt, the Company shall not be entitled to terminate this Agreement pursuant to Section 8.3(a)) unless the Company has provided written notice (a “Notice”) at least two (2) Business Days in advance of such Change of Recommendation and/or authorization to Holdings and Merger Sub advising Holdings that the Independent Committee has determined in good faith that the failure to make a Change of Recommendation and/or to authorize termination of this Agreement, as applicable, would reasonably be expected to be inconsistent with the discharge or exercise of its fiduciary duties under applicable Law, and that the board of directors of the Company intends to effect a Change of Recommendation and/or authorize the termination of this Agreement pursuant to Section 8.3(a), as the case may be. For the avoidance of doubt, any purported termination of this Agreement pursuant to Section 8.3(a) shall be void and of no force and effect unless the Company complies with this Section 6.6(c) and Section 6.6(d). In the event that the basis of such proposed action by the Independent Committee, the board of directors of the Company and/or the Company is in connection with a Superior Proposal, (x) the Notice shall include the terms and conditions of such Superior Proposal (including the identity of the third party making the Superior Proposal and any financing materials related thereto, if any) and include with it copies of any proposed transaction documents with respect to such Superior Proposal, (y) during the two (2) Business Day period following receipt by Holdings and Merger Sub of the Notice, the Company shall, and shall cause its Representatives to, negotiate with Holdings and Merger Sub in good faith (to the extent Holdings and Merger Sub desire to negotiate) to make such adjustments in the terms and conditions of this Agreement and the Debt Financing Agreement so that such Superior Proposal ceases to constitute a Superior Proposal and (z) following the end of the two (2) Business Day period, the board of directors of the Company and the Independent Committee shall have determined in good faith taking into account any changes to this Agreement and the Debt Financing Agreement irrevocably proposed in writing by Holdings and Merger Sub that would form a binding contract if accepted by the Company in response to the Notice or otherwise, that the Superior Proposal giving rise to the Notice continues to constitute a Superior Proposal. Any material amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice and the Company shall be required to comply again with the requirements of this Section 6.6(c).

(d)Notice. The Company shall promptly (and in any event within 48 hours of knowledge thereof) notify Holdings in writing of (i) any written Acquisition Proposal received by the Company, (ii) any request for non-public information relating to the Company or the Company Subsidiaries, other than requests for information not reasonably expected to be related to an Acquisition Proposal and (iii) any inquiry or request for discussion or negotiation regarding an Acquisition Proposal, including in each case the identity of the Person making any such Acquisition Proposal, inquiry or request and the material terms of any such Acquisition Proposal, inquiry or request; provided, in each case, that such Acquisition Proposal, request or inquiry is received by the board of directors of the Company or the Independent Committee or their respective agents or advisors. The Company shall keep Holdings reasonably informed, on a reasonably current basis, in all material respects of the status and details (including material amendments to the terms thereof) of such Acquisition Proposal, inquiry or request; provided that this obligation shall be excused if and to the extent that the board of directors of the Company or Independent Committee and its Representatives shall be unaware of such status and details (including material amendments to the terms thereof) of such Acquisition Proposal, inquiry or request.

27

(e)Certain Permitted Disclosure. Nothing set forth in this Agreement shall be deemed to prohibit the board of directors of the Company, after consultation with the Independent Committee, or the Independent Committee, after providing prior notice to the board of directors of the Company, from complying with its disclosure obligations under applicable Law with regard to an Acquisition Proposal, including taking and disclosing to the Company’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to shareholders in connection with the making or amendment of a tender offer or exchange offer), provided that the board of directors of the Company shall expressly reaffirm the Company Recommendation in such disclosure. The parties agree and acknowledge that, for purposes of this Agreement, a factually accurate public statement by the Company that describes the Company’s receipt of an Acquisition Proposal (including any “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) and/or the operation of this Agreement with respect thereto shall not in and of itself be deemed a Change of Recommendation.

(f)Definitions. For purposes of this Agreement:

(i) “Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than Holdings or one of its subsidiaries or Affiliates for (a) a merger, scheme of arrangement, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of the Company (or any Company Subsidiaries whose business constitutes 25% or more of the net revenues, net income or assets of the Company and the Company Subsidiaries, taken as a whole) or (b) the acquisition in any manner, directly or indirectly, of 25% or more of the equity securities of the Company or 25% or more of the consolidated net revenues, net income or assets of the Company and the Company Subsidiaries, in each case other than the Merger.

(ii) “Superior Proposal” means any bona fide written Acquisition Proposal (with the percentages set forth in the definition of such term changed from 25% to 50%), that the Independent Committee has determined in its good faith judgment and taking into account such factors as the board of directors (acting on the recommendation of the Independent Committee) considers appropriate, that would, if consummated, result in a transaction more favorable to the Company’s shareholders (other than to Rollover Persons) from a financial point of view than the transaction contemplated by this Agreement after giving effect to all adjustments to the terms thereof which may be irrevocably offered by Holdings in writing (including pursuant to Section 6.6(c)).

Section 6.7.Directors’ and Officers’ Indemnification and Insurance.

(a) The indemnification, advancement and exculpation provisions of certain indemnification by and among the Company and its directors and certain of its officers, as in effect at the Effective Time shall survive the Merger and shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the current or former directors, officers or employees of the Company or any of its subsidiaries (the “Indemnified Parties”). The Memorandum and Articles of Association of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Company as those contained in the Company Memorandum and Articles of Association as in effect on the date hereof, except to the extent prohibited by the Cayman Companies Law or any other applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by Law.

28

(b) From and after the Effective Time, the Surviving Corporation shall comply with all of the Company’s obligations, and shall cause its subsidiaries to comply with their respective obligations to indemnify and hold harmless (including any obligations to advance funds or expenses) (i) the Indemnified Parties thereof against any and all costs or expenses (including reasonable attorneys’ fees and expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (“Damages”), arising out of, relating to or in connection with (A) the fact that an Indemnified Party is or was a director, officer or employee of the Company or such subsidiary, or (B) any acts or omissions occurring or alleged to occur prior to or at the Effective Time to the extent provided under the Company’s or Company Subsidiaries’ respective organizational and governing documents or agreements in effect on the date hereof and to the fullest extent permitted by the Cayman Companies Law or any other applicable Law, including (x) the approval of this Agreement, the Merger or the transactions contemplated by this Agreement or arising out of or pertaining to the transactions contemplated by this Agreement and (y) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under applicable Law, and (ii) such Indemnified Parties against any and all Damages arising out of acts or omissions in connection with such Persons serving as an officer, director or other fiduciary in any entity if such service was at the request or for the benefit of the Company or any Company Subsidiary.

(c) The Surviving Corporation shall, and Holdings shall cause the Surviving Corporation to, maintain the Company’s and the Company Subsidiaries’ existing directors’ and officers’ liability insurance (including for acts or omissions occurring in connection with this Agreement and the consummation of the transactions contemplated hereby) covering each Indemnified Party by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof for a period of six years after the Effective Time; provided, however, that, subject to the immediately succeeding sentence, in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 300% of the current annual premium paid by the Company for such insurance. In addition, the Company may purchase a six year “tail” prepaid policy prior to the Effective Time on terms and conditions providing substantially equivalent benefits to the Indemnified Parties than the existing directors’ and officers’ liability insurance maintained by the Company. If such “tail” prepaid policies have been obtained by the Company prior to the Closing, the Surviving Corporation shall, and Holdings shall cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the respective obligations thereunder, and all other obligations under this Section 6.7(c) shall terminate.

(d) If Holdings, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then the obligations of Holdings or the Surviving Corporation, as the case may be, that are set forth under this Section 6.7 shall survive, and to the extent necessary, proper provision shall be made so that the successors and assigns of Holdings or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 6.7.

(e) The provisions of this Section 6.7 shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.7.

(f) The agreements and covenants contained in this Section 6.7 shall not be deemed to be exclusive of any other rights to which any such Indemnified Party is entitled, whether pursuant to Law, contract or otherwise. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any Company Subsidiary or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.7 is not prior to or in substitution for any such claims under any such policies.

29

Section 6.8.Further Action; Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, the Company, Holdings and Merger Sub and their respective Representatives shall cooperate with each other and use (and shall cause their respective subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as reasonably practicable, including preparing, executing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement.

(b) Each of the parties shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and work cooperatively in connection with obtaining the approvals of or clearances from each applicable Governmental Entity, and, without prejudice to any rights of the parties hereunder, shall consult, and cooperate and use its reasonable best efforts to (i) vigorously contest and defend all Legal Proceedings by or before any Governmental Entity or by any private party challenging this Agreement or the consummation of the transactions contemplated by this Agreement, and (ii) have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits the consummation of the Merger or the other transactions contemplated by this Agreement.

(c) Nothing in this Section 6.8 shall require Holdings, Merger Sub, or any Affiliate of Holdings, Merger Sub, or the Rollover Persons to dispose, or cause the disposal of, any of its assets or to limit its freedom of action with respect to any of its businesses, or to consent to any disposition of the Company’s assets or limits of the Company’s freedom of action with respect to any of its businesses, or to commit or agree to any of the foregoing, and nothing in this Section 6.8 shall authorize the Company to commit or agree to any of the foregoing to obtain any consents, approvals, permits or authorizations to remove any impediments to the Merger relating to any applicable Law or to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding relating to any applicable Law. If, and to the extent this Section 6.8 shall require the Company to dispose any of its assets or limit its freedom of action with respect to any of its businesses, the Company may expressly condition any such disposal or limitation upon the consummation of the Merger and the other transactions contemplated hereby.

Section 6.9.Public Announcements. Unless and until a Change of Recommendation has occurred or, if earlier, the termination of this Agreement in accordance with its terms, the Company, Holdings and Merger Sub will consult with and provide to each other party the reasonable opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange.

Section 6.10.Notification of Certain Matters. The Company shall give prompt notice to Holdings and Holdings shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or would reasonably be expected to be required in connection with the Merger or the other transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Holdings, (b) any Legal Proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries which relate to the Merger or the other transactions contemplated hereby, or (c) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would reasonably be expected to cause or result in any of the conditions to the Merger set forth in ARTICLE VII not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision of this Agreement; provided, however, that the delivery of any notice pursuant to this Section 6.10 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement, (ii) be deemed to amend or supplement the Company Disclosure Schedule, or (iii) limit the remedies available to the party receiving such notice or the representations, warranties, covenants or agreements of the parties, or the conditions to the obligations of the parties hereto. The parties agree and acknowledge that the Company’s compliance or failure of compliance with this Section 6.10 shall not be taken into account for purposes of determining whether the condition referred to in Section 7.2(b) shall have been satisfied.

30

Section 6.11.Obligations of Merger Sub. Holdings shall take all actions necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

Section 6.12.Financing.

(a) Holdings shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Financing on the terms and conditions described in the Debt Financing Agreement (including any “market flex” provisions), including using commercially reasonable best efforts to (i) maintain in effect the Debt Financing Agreement in accordance with the terms thereof until the transactions contemplated by this Agreement are consummated, (ii) satisfy on a timely basis all conditions applicable to Holdings and Merger Sub in the Debt Financing Agreement and otherwise comply with its obligations thereunder, (iii) consummate the Financing at or prior to Closing, (iv) seek to enforce its rights (including through litigation pursued in good faith) under the Debt Financing Agreement, and (v) assuming all terms and conditions in the Debt Financing Agreement have been satisfied, cause the Financing Sources and other Persons providing the Financing to fund on the Closing Date the Financing required to consummate the Merger and the other transactions contemplated hereby. In the event that any portion of the Financing becomes unavailable on the terms contemplated in the Debt Financing Agreement, Holdings and Merger Sub shall (after compliance by Holdings and Merger Sub of their obligations under this Section 6.12(a)) use their respective reasonable best efforts to arrange and obtain alternative debt financing (the “Alternative Financing”) from Alternative Financing sources in an amount sufficient, when added to the portion of the Financing that is available, to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event but no later than five (5) Business Days immediately prior to the Closing Date so long as such Alternative Financing does not impose any new or additional conditions or otherwise expand any conditions set forth in the Debt Financing Agreement without prior written consent from the Company. Holdings shall notify the Company and shall keep the Company informed on a current basis in reasonable detail of the status of its efforts to arrange the Alternative Financing and shall deliver to the Company as promptly as practicable (and no later than two (2) Business Days) after such execution, true and complete copies of all Contracts or other arrangements (including fee letters) pursuant to which any such Financing Sources shall have committed to provide any such Alternative Financings (the “Alternative Financing Agreements”). For purposes of this Section 6.12, references hereunder with respect to the “Financing” shall include the financing contemplated by the Debt Financing Agreement as permitted to be replaced, amended or supplemented by this Section 6.12 and any Alternative Financing and references hereunder with respect to the “Debt Financing Agreement” shall include such documents as permitted to be replaced, amended or supplemented by this Section 6.12 and any Alternative Financing Agreements.

(b) Holdings shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under the Debt Financing Agreement if such amendment, modification or waiver (A) reduces (or would reduce) the aggregate amount of the Financing (including by increasing the amount of fees to be paid unless the Financing is increased by a corresponding amount) or (B) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the Financing or provisions of the Debt Financing Agreement in a manner that could reasonably be expected to (x) delay or prevent or make less likely the funding of the Financing (or satisfaction of the conditions of the Financing) at the Effective Time; or (y) adversely impact the ability of Holdings to enforce its rights against other parties to the Debt Financing Agreement. Without limiting the generality of the foregoing, Holdings and Merger Sub shall give the Company prompt notice upon becoming aware: (i) of any material breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any such breach or default) by any party to the Debt Financing Agreement which could result in any condition of the Debt Financing Agreement not to be satisfied or the termination of the Debt Financing Agreement or otherwise entitle the Lender under the Debt Financing Agreement to refuse to fund all or any part of the Financing, of which Holdings or Merger Sub becomes aware, (ii) of the receipt of any written notice or other written communication from any party to the Debt Financing Agreement with respect to any alleged or potential material breach, default, termination or repudiation by any party to the Debt Financing Agreement or any provisions of the Debt Financing Agreement which would result in any condition of the Debt Financing Agreement not to be satisfied or the termination of the Debt Financing Agreement, (iii) of any material dispute or disagreement between or among any parties to the Debt Financing Agreement which would result in any condition of the Debt Financing Agreement not to be satisfied or the termination of the Debt Financing Agreement, and (iv) if Holdings or Merger Sub at any time believes that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Debt Financing Agreement. As soon as reasonably practicable after the date the Company delivers to Holdings or Merger Sub a written request therefor, Holdings and Merger Sub shall provide notice (in addition to the notice in the immediately preceding sentence) in reasonable detail of the circumstances referred to in clauses (i), (ii), (iii) or (iv) of the immediately preceding sentence if any such circumstances then exist.

31

(c) Prior to the Closing, the Company shall, and shall cause the Company Subsidiaries to, use reasonable best efforts to provide to Holdings and Merger Sub, at Holdings’ sole expense (such expenses to be reasonable and properly incurred and documented), all reasonable cooperation reasonably requested by Holdings that is necessary in connection with the Financing (and, if applicable, the Alternative Financing), including (i)  promptly furnishing to Holdings and Merger Sub and their Financing Sources financial statements reasonably required to be delivered to the Lender under the Debt Financing Agreement and, if applicable, pertinent information with respect to the Company and the Company Subsidiaries as reasonably required by any Financing Sources arranged by Holdings in compliance with Section 6.12(a) in connection with the Alternative Financing, (ii) participating in a reasonable number of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Financing (and, if applicable, the Alternative Financing) and senior management and Representatives, with appropriate seniority and expertise, of the Company), presentations, due diligence sessions and drafting sessions, (iii) providing reasonable assistance to Holdings and its Financing Sources in the preparation of customary bank information memoranda and lender presentations relating to the Financing (and, if applicable, the Alternative Financing), (iv) using reasonable efforts to obtain legal opinions from the Company’s current legal counsel and facilitate the pledging of collateral in connection with the Financing (and, if applicable, the Alternative Financing), provided that in each case, the cost and expense of such legal opinion shall be borne by Holdings and/or Merger Sub, in each case, as reasonably requested by Holdings and its Financing Sources and customary for financings similar to the Financing (and, if applicable, the Alternative Financing), (v) causing the taking of corporate actions by the Company and the Company Subsidiaries (subject to the Closing) reasonably necessary for the consummation of the Financing (and, if applicable, the Alternative Financing), provided that no such action shall be effective prior to the Effective Time, (vi) facilitating the execution and delivery at the Closing of any notes, security documents, guarantees, mortgages, certificates, and other definitive agreements, documents or instruments related to the Financing as required by the Debt Financing Agreement (and, if applicable, the Alternative Financing) (each, an “Ancillary Debt Agreement”), and (vii) as promptly as reasonably practicable, furnishing Holdings and Merger Sub and their Financing Sources with financial and other information regarding the Company and the Company Subsidiaries as may be reasonably requested by Holdings; provided, however, that, (A) irrespective of the above, no obligation of the Company or any of the Company Subsidiaries under the Debt Financing Agreement, Ancillary Debt Agreement, certificate or other document or instrument shall be effective until the Effective Time and none of the Company or any of the Company Subsidiaries shall be required to take any action under the Debt Financing Agreement, Ancillary Debt Agreement, certificate or other document or instrument that is not contingent upon the Closing (including the entry into any agreement that is effective before the Effective Time) or that would be effective prior to the Effective Time, (B) nothing herein shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or the Company Subsidiaries, and (C) none of the Company or any of the Company Subsidiaries shall be required to issue any offering or information document prior to the Effective Time. The term “Financing Sources” means the entities that have committed to provide or otherwise entered into agreements in connection with the Financing and, if applicable, the Alternative Financing in connection with the transactions contemplated hereby, including the parties to the Debt Financing Agreement, the Alternative Financing Agreements, if applicable, and any joinder agreements relating thereto. None of the Company or any of the Company Subsidiaries shall be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or any of the foregoing prior to the Effective Time. Holdings and Merger Sub shall on a joint and several basis indemnify and hold harmless the Company, the Company Subsidiaries and their respective Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Financing, the Alternative Financing (if applicable) and the Contribution (including any action taken in accordance with this Section 6.12(c)) and any information utilized in connection therewith (other than historical and other information relating to the Company provided by the Company and other than arising out of the gross negligence, fraud, willful misconduct or breach of this Agreement by the Company or any of its Representatives). Holdings shall, promptly upon termination of this Agreement, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company or the Company Subsidiaries in connection with this Section 6.12(c). All non-public or otherwise confidential information regarding the Company and the Company Subsidiaries obtained by Holdings, Merger Sub, its Affiliates or their Representatives pursuant to this Section 6.12(c) shall be kept confidential in accordance with Section 6.5. In no event shall Holdings or any of their respective Affiliates prohibit or seek to prohibit any bank or investment bank or other potential provider of debt or equity financing, including the Financing Sources, from providing financing or financial advisory services to any Person in connection with a transaction relating to the Company or its subsidiaries or in connection with the Merger or the other transactions contemplated hereby, provided, however, that the foregoing will not prohibit Holdings or Merger Sub from entering into joinders and/or engagement letters with such potential provider of debt or equity financing that require such Persons to “run trees” within their respective organizations.

32

(d) Holdings and Merger Sub acknowledge and agree that the obtaining of the Financing, or any Alternative Financing, or the Contribution, is not a condition to Closing.

(e) Holdings shall use its reasonable best efforts to consummate the transactions contemplated by the Contribution Agreement immediately prior to the Closing on the terms and conditions described in the Contribution Agreement, including using reasonable best efforts to (i) maintain in full force and effect the Contribution Agreement until the transactions contemplated by this Agreement are consummated, (ii) satisfy on a timely basis all conditions applicable to Holdings in the Contribution Agreement, and (iii) cause the Persons providing the Contribution to provide the Contribution on the Closing Date (subject to the conditions set forth in the Contribution Agreement). Holdings shall not agree to any amendment or modification to be made to, or any waiver of any provision or remedy under, the Contribution Agreement without the prior written consent of the Company and the Independent Committee if such amendment, modification or waiver would (i) impose new or additional conditions or otherwise enhance or expand upon or adversely modify the conditions precedent to the Contribution as set forth in the Contribution Agreement in any way or (ii) reasonably be expected to prevent or materially delay the ability of Holdings or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Following the Contribution Closing and the Company’s receipt of all relevant documentation and evidence of the transfers of the Rollover Shares in the manner contemplated under the Contribution Agreement, the Company shall promptly, and in any event prior to the Closing, (i) ensure that its obligations pursuant to this last sentence of Section 6.12(e) have been duly and validly authorized by the board of directors of the Company, (ii) cause the register of members of the Company to be updated to reflect the Contribution, and (iii) deliver to Holdings a certified true copy of such updated register of members of the Company showing the transfer of the Rollover Shares to Holdings, and therefore showing Holdings as the registered owner of the Rollover Shares.

Section 6.13.Stock Exchange Delisting. As promptly as practicable following the Effective Time, Holdings shall use reasonable best efforts to cause the Surviving Corporation to take or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of NASDAQ to enable the delisting of the Shares and ADSs from NASDAQ and the deregistration of the Shares and ADSs under the Exchange Act as promptly as practicable following the Effective Time.

Section 6.14.Resignations. The Company shall cause to be delivered to Holdings at the Closing written evidence reasonably satisfactory to Holdings of the resignation effective as of the Effective Time of those directors of the Company and any Company Subsidiary identified by Holdings in writing to the Company. At the request of Holdings, the Company shall provide Holdings with a true and accurate list of the directors of the Company and the Company Subsidiaries. From and after the date of delivery of such list, the Company shall promptly inform Holdings of changes to such list.

Section 6.15.Shareholder Litigation. The Company shall give Holdings the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors or officers relating to the transactions contemplated by this Agreement, and no such settlement shall be agreed to without Holdings’ prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

33

Section 6.16.Takeover Laws. If any Takeover Statute is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated by this Agreement, and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary (including, in the case of the Company and its board of directors, grant all necessary approvals) so that the Merger and the other transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or lawfully minimize the effects of such statute, regulation or provision in the Company’s memorandum and articles of association on the Merger and the other transactions contemplated by this Agreement.

Section 6.17.Expenses. Except as otherwise specifically provided herein (including Section 6.12(c)), each party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

Section 6.18.Voting at the Shareholders’ Meeting. Provided there is no Change of Recommendation, Holdings shall use its reasonable best efforts to cause (including by exercising any powers of attorney, irrevocable proxy, written consent or other similar rights it may have under the Voting Agreement) all of the Voting Shares to (a) appear at Shareholders’ Meeting (including any adjournments thereof) or otherwise be counted as present thereat for purposes of determining whether a quorum is present and (b) be voted in favor of the authorization and approval of this Agreement and the Cayman Plan of Merger and the transactions contemplated hereby (including the Merger).

Section 6.19.Knowledge of Inaccuracies. It is agreed that Holdings shall not have any right to (a) terminate this Agreement under Section 8.4(b), or (b) claim any damage or seek any other remedy at law or in equity for any breach of or inaccuracy in any representation or warranty made by the Company in Section 5.1 (i) to the extent the Rollover Persons had actual knowledge of such breach of or inaccuracy in such representation or warranty as of the date hereof, or (ii) if such breach or alleged breach is the proximate result of action or inaction taken by the Company at the direction of the Rollover Persons or any of their Affiliates without the approval or direction of the board of directors of the Company (acting with the concurrence of the Independent Committee) or the Independent Committee.

Section 6.20.Amendment to Buyer Group Contracts. Other than amendments, supplements or replacements to the Debt Financing Agreement as permitted under Section 6.12(b), without the prior written consent of the Company, Holdings and Merger Sub shall not, and shall use their best efforts to cause each of the other Buyer Group Parties to not, amend, modify or terminate, or waive any provision or remedy under, any Buyer Group Contract or enter into any new agreement, arrangement or understanding entered into between two or more of the Buyer Group Parties with respect to any Company Securities. Holdings and Merger Sub shall promptly notify the Company, and provide a complete and accurate copy, of (a) any amendment, modification, withdrawal or termination of any Buyer Group Contract or (b) any new agreement, arrangement or understanding entered into between two or more of the Buyer Group Parties with respect to any securities of the Company.

Section 6.21.Employee Benefits. Effective from and after the Closing Date, Holdings shall use its reasonable best efforts to cause the Surviving Corporation to provide the Company Employees with each term and condition of employment (including seniority and other service credit) and each type and amount of compensation and benefits required by applicable Law (whether as an absolute requirement or as a condition to avoiding any penalty, liability, obligation or expense). Nothing in this Section 6.21, express or implied, shall (i) confer upon any Company Employee or legal representative or beneficiary thereof, any rights or remedies, including any right to employment or continued employment for any specified period, or compensation or benefits of any nature or kind whatsoever under this Agreement, (ii) be construed to prevent Holdings, the Surviving Corporation or their Affiliates from terminating or modifying to any extent or in any respect any benefit plan, or (iii) together with any other provision of this Agreement, establish, amend, or be deemed to amend, any benefit plan (including any Company Benefit Plan).

34

ARTICLE VII
CONDITIONS PRECEDENT

Section 7.1.Conditions to Each Party’s Obligation to Effect the Merger. The obligations of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a)Shareholder Approval. The Company Requisite Vote shall have been obtained.

(b)Orders. As of the Closing, no Order (whether temporary, preliminary or permanent) is in effect which restrains, enjoins or otherwise prohibits consummation of the Merger.

Section 7.2.Conditions to Obligations of Holdings and Merger Sub. The obligations of Holdings and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Holdings at or prior to the Effective Time of the following additional conditions:

(a)Representations and Warranties. (i) The representations and warranties of the Company set forth in this Agreement that are qualified by reference to Material Adverse Effect, shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); (ii) the representations and warranties of the Company set forth in this Agreement that are not qualified by reference to Material Adverse Effect (other than the representation and warranties set forth in Section 5.1(c)(i), Section 5.1(d) and Section 5.1(e)(i)(A)) shall be true and correct (without giving effect to any “in all material respects”, “material” or “materially” qualifications therein) as of the date of this Agreement and as of the Closing Date as though made on and as of such date except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date; provided, however, that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.2(a)(ii) shall be deemed to have been satisfied even if any representations and warranties of the Company are not so true and correct, unless the failure of such representations and warranties of the Company to be so true and correct, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect; and (iii) the representations and warranties set forth in Section 5.1(c)(i), Section 5.1(d) and Section 5.1(e)(i)(A) shall be true and correct in all but de minimis respects (which, in the case of the representations and warranties set forth in Section 5.1(c)(i), shall mean an inaccuracy of less than one half of one percent of the outstanding Shares) as of the date of this Agreement and as of the Closing Date as if made on and as of such date.

(b)Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

(c)Officer’s Certificate. Holdings shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Section 7.2(a) and Section 7.2(b).

(d)Dissenting Shareholders. The holders of no more than 10% of the Shares shall have validly served a notice of objection under Section 238(2) of the Cayman Companies Law.

Section 7.3.Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver by the Company on or prior to the Effective Time of the following additional conditions:

(a)Representations and Warranties. The representations and warranties of Holdings and Merger Sub set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for inaccuracies of representations and warranties which would not, individually or in the aggregate, reasonably be expected to have a Holdings Material Adverse Effect.

35

(b)Performance of Obligations of Holdings and Merger Sub. Each of Holdings and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement on or prior to the Closing Date.

(c)Officer’s Certificate. The Company shall have received a certificate signed by a designated director of each of Holdings and Merger Sub certifying as to the matters set forth in Section 7.3(a) and Section 7.3(b).

Section 7.4.Frustration of Closing Conditions. None of the Company, Holdings or Merger Sub may rely on the failure of any condition set forth in Section 7.2 or Section 7.3, as the case may be, to be satisfied to excuse such party’s obligation to effect the Merger if such failure was caused by such party’s failure to use the standard of efforts required from such party to consummate the Merger and the other transactions contemplated by this Agreement, including as required by and subject to Section 6.8 and Section 6.12.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

Section 8.1.Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval of this Agreement by the shareholders of the Company referred to in Section 7.1(a), by mutual written consent of the Company, by action of its board of directors, acting upon the recommendation of the Independent Committee, and Holdings, by action of its board of directors.

Section 8.2.Termination by Either Holdings or the Company. This Agreement may be terminated and the Merger may be abandoned by written notice at any time prior to the Effective Time by Holdings, by action of its board of directors, or the Company, at the direction of the Independent Committee, if:

(a) the Merger shall not have been consummated by six (6) months after the date of this Agreement, whether such date is before or after the date of approval of this Agreement by the shareholders of the Company referred to in Section 7.1(a) (such date, as it may be extended pursuant to the provisions hereof, the “Termination Date”); provided that the right to terminate this Agreement pursuant to this Section 8.2(a) shall not be available to any party whose action or failure to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have been the primary cause of, or resulted primarily in, the failure of the Merger to be consummated by the Termination Date and such action or failure to perform constitutes a breach of this Agreement;

(b) the Shareholders’ Meeting shall have been held and completed and approval of this Agreement by the shareholders of the Company referred to in Section 7.1(a) shall not have been obtained at such Shareholders’ Meeting or at any adjournment or postponement thereof; or

(c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the approval of this Agreement by the shareholders of the Company referred to in Section 7.1(a)), provided that prior to termination pursuant to this Section 8.2(c), each of the parties to this Agreement shall have used its reasonable best efforts to resist, appeal, obtain consent under, resolve or lift, as applicable, the Order and shall have complied in all material respects with its obligations under Section 6.8; provided, further that the right to terminate this Agreement pursuant to this Section 8.2(c) shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have been the proximate cause of, or resulted in, such Order.

Section 8.3.Termination by the Company. This Agreement may be terminated and the Merger may be abandoned by written notice by the Company acting upon the recommendation of the Independent Committee, to the Holdings:

(a) at any time prior to the time the Company Requisite Vote is obtained, if the board of directors of the Company (acting on the recommendation of the Independent Committee) (i) (A) authorizes the Company, subject to complying with the covenants and agreements in Section 6.6, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, and (B) immediately prior to or substantially concurrently with the termination of this Agreement the Company enters into an Alternative Acquisition Agreement with respect to a Superior Proposal or (ii) effects a Change in Recommendation in accordance with Section 6.6;

36

(b) at any time prior to the Effective Time, if there has been a breach of any representation, warranty, covenant or agreement made by Holdings or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied and such breach or condition is not curable or, if curable, is not cured prior to the earlier of (i) thirty (30) days after written notice (which shall specify the nature of such breach and the Company’s intention to terminate this Agreement if such breach or failure is not cured) thereof is given by the Company to Holdings or (ii) five (5) Business Days prior to the Termination Date; provided, however, that the Company is not then in material breach of this Agreement such that the conditions set forth in Section 7.1, Section 7.2(a) or Section 7.2(b) would not be satisfied; or

(c) at any time prior to the Effective Time, if (i) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their nature cannot be satisfied other than at the Closing), (ii) the Company has irrevocably confirmed by notice to Holdings (A) that all conditions set forth in Section 7.3 have been satisfied or that it is willing to waive any unsatisfied conditions in Section 7.3 and (B) that the Company stands ready, willing and able to consummate the transactions contemplated by this Agreement and (iii) the Merger shall not have been consummated within five (5) Business Days after the delivery of such notice.

Section 8.4.Termination by Holdings. This Agreement may be terminated and the Merger may be abandoned by written notice by Holdings, by action of its board of directors, to the Company:

(a) at any time prior to the time the Company Requisite Vote is obtained, if the board of directors of the Company or the Independent Committee shall have made a Change of Recommendation; provided, however, that Holdings’ right to terminate this Agreement pursuant to this Section 8.4(a) shall expire on the earlier of ten (10) Business Days of the Change of Recommendation or the convening of the Shareholders’ Meeting; or

(b) at any time prior to the Effective Time, if there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied and such breach or condition is not curable, or, if curable, is not cured prior to the earlier of (A) thirty (30) days after written notice (which shall specify the nature of such breach and Holdings’ intention to terminate this Agreement if such breach or failure is not cured) thereof is given by Holdings to the Company or (B) five (5) Business Days prior to the Termination Date; provided, however, that Holdings shall not have the right to terminate this Agreement pursuant to this Section 8.4(b) if it is then in material breach of this Agreement such that the conditions set forth in Section 7.1, Section 7.3(a) or Section 7.3(b) would not be satisfied.

Section 8.5.Effect of Termination and Abandonment. In the event of termination of this Agreement and the abandonment of the Merger pursuant to this ARTICLE VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Affiliates); provided that the provisions set forth in this Section 8.5, Section 6.5 (Confidentiality), Section 6.9 (Public Announcements), Section 6.12(c) (with respect to Holdings’ and Merger Sub’s reimbursement and indemnification obligations), Section 6.17 (Expenses), Section 9.1 (Non-Survival of Representations, Warranties, Covenants and Agreements), Section 9.4 (Notices), Section 9.6 (Entire Agreement; Assignment), Section 9.7 (Parties in Interest), Section 9.8 (Governing Law and Venue), Section 9.12 (Attorneys’ Fees) and Section 9.14 (Waiver Jury Trial) shall survive the termination of this Agreement and abandonment of the Merger pursuant to this ARTICLE VIII.

ARTICLE IX
GENERAL PROVISIONS

Section 9.1.Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for those covenants and agreements contained herein to the extent that by their terms apply or are to be performed in whole or in part after the Effective Time.

37

Section 9.2.Amendment. This Agreement may be amended by the parties hereto at any time prior to the Effective Time, whether before or after approval of this Agreement by the shareholders of the Company, by action taken (a) with respect to Holdings and Merger Sub, by their respective boards of directors and (b) with respect to the Company, by its board of directors acting upon the recommendation of the Independent Committee in writing; provided, however, that, after adoption of this Agreement by the shareholders of the Company, no amendment may be made which by applicable Law requires the further approval of the shareholders of the Company without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

Section 9.3.Waiver. At any time prior to the Effective Time, any party hereto (a) with respect to Holdings and Merger Sub, by their respective boards of directors and (b) with respect to the Company, by its board of directors acting upon the recommendation of the Independent Committee, may (to the extent legally permitted and except as otherwise set forth herein) (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered pursuant hereto and (iii) subject to the requirements of applicable Law, waive compliance by the other parties with any of the agreements or conditions contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. The failure of any party to assert any rights or remedies shall not constitute a waiver of such rights or remedies.

Section 9.4.Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by facsimile, by international overnight courier or by electronic mail (“e-mail”) transmission (so long as a receipt with respect to such e-mail is requested and received) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Holdings or Merger Sub:

4th Floor-A, GeHua Building

No.1 Qinglong Hutong, Dongcheng District

Beijing, 100007, The People’s Republic of China

Attention: Shawn Ding

Facsimile: +861084187331

E-mail: sding@chinaedu.net; and

with additional copies (which shall not constitute notice) to:

Loeb & Loeb LLP

Suite 4301, Tower C, Beijing Yintai Center

2 Jianguomenwai Daije, Chaoyang District

Beijing 100022, P.R. China

Attention: Roger Peng

Facsimile: +861059543501

Email: rpeng@loeb.com.cn

(b)	if to the Company:

ChinaEdu Corporation

4th Floor-A, GeHua Building

No.1 Qinglong Hutong, Dongcheng District

Beijing, 100007, The People’s Republic of China

Attention: Simon Mei

Facsimile: +861084187331

E-mail: simon@chinaedu.net

38

with additional copies (which shall not constitute notice) to:

Paul W. Boltz, Jr.

41st Floor, One Exchange Square

8 Connaught Place

Central, Hong Kong

Attention: Paul W. Boltz, Jr.

Facsimile: +852 3664 6583

Email: paul.boltz@ropesgray.com

Section 9.5.Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of applicable Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 9.6.Entire Agreement; Assignment. This Agreement (including the Exhibits and Appendices hereto), the Company Disclosure Schedule and the Buyer Group Contracts constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned by operation of applicable Law or otherwise without the prior written consent of each of the other parties; provided, however, that Merger Sub may assign all (but not less than all) of its rights, interests and obligations under this Agreement to another company all of the outstanding voting securities of which are owned by Holdings, but no such assignment shall relieve Holdings or Merger Sub of its obligations hereunder if such assignee does not perform such obligations. Any purported assignment in violation of this Agreement will be void ab initio.

Section 9.7.Parties in Interest. Except (i) as provided in Section 6.7, (ii) with respect to the indemnification and reimbursement obligations of Holdings and Merger Sub pursuant to Section 6.12(c), and (iii) only with respect to shareholders and only after the Effective Time, for the provisions set forth in ARTICLE IV, Holdings and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third-party beneficiaries under Section 6.7 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.8.Governing Law and Venue.

(a) This Agreement shall be interpreted, construed and governed by and in accordance with the laws of the State of New York without regard to the conflicts of law principles thereof. Notwithstanding the foregoing, if any provision of this Agreement with specific reference to the laws of the Cayman Islands shall be subject to the laws of the Cayman Islands, including the duties of the board of directors, internal corporate affairs of the Holdings, Merger Sub and Surviving Corporation and the Merger and exercise of any dissenter’s rights with respect to the Merger, the laws of the Cayman Islands shall supersede the laws of the State of New York with respect to such provision.

39

(b) Each of the parties hereto irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby brought by any party or its affiliates against any other party or its affiliates shall be brought and determined in the courts of the State of New York sitting in the County of New York or the federal courts of the United States of America sitting in the Southern District of New York. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the parties agrees not to commence or maintain any action, suit or proceeding relating thereto except in the courts described above, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in New York as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in New York as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper, or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 9.9.Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.10.Counterparts. This Agreement may be executed and delivered (including by facsimile, “.pdf” or other electronic transmission (including e-mail)) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

Section 9.11.Specific Performance. The parties agree that irreparable damage would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of them hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, including, without limitation, the Company’s right to seek an injunction, specific performance or other equitable relief to cause any of the Buyer Group Parties to draw down the full proceeds of the Financing and/or to cause any of the Buyer Group Parties to otherwise consummate the transactions contemplated hereby pursuant to the terms of this Agreement, this being in addition to any other remedy (including the right of any party to terminate this Agreement pursuant to ARTICLE VIII) to which they are entitled at law or in equity. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (x) either party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity. In seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, no party shall be required to provide any bond or other security in connection with any such order or injunction.

Section 9.12.Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the parties hereunder, the prevailing party in such action or suit shall be entitled to receive a reasonable sum for its attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

Section 9.13.Interpretation. When reference is made in this Agreement to a Section or Exhibit, such reference shall be to a Section, Appendix or Exhibit of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” shall not be exclusive. All references to “dollars” or “$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement, unless otherwise stated. Words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

40

Section 9.14.Waiver Jury Trial. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 9.15.Certain Definitions. For purposes of this Agreement, the terms:

“Acquisition Proposal” has the meaning set forth in Section 6.6(f)(i);

“ADSs” has the meaning set forth in Section 4.1(a);

“Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person; provided, that for the avoidance of doubt, for all purposes under this Agreement, each Founder shall be deemed to be an Affiliate of Holdings;

“Agreement” has the meaning set forth in the Preamble;

“Alternative Acquisition Agreement” has the meaning set forth in Section 6.6(a);

“Alternative Financing” has the meaning set forth in Section 6.12(a);

“Alternative Financing Agreements” has the meaning set forth in Section 6.12(a);

“Ancillary Debt Agreement” has the meaning set forth in Section 6.12(c);

“beneficially owned” with respect to any Shares has the meaning ascribed to such term under Rule 13d-3(a) of the Exchange Act;

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required to close in New York, the Cayman Islands, Hong Kong or the PRC;

“Buyer Group Contracts” has the meaning set forth in Section 5.2(k);

“Buyer Group Parties” means Holdings, Merger Sub and the Rollover Persons;

“Cayman Companies Law” has the meaning set forth in the Recitals;

“Cayman Plan of Merger” has the meaning set forth in Section 1.3;

“Cayman Registrar” has the meaning set forth in Section 1.1;

“Change of Recommendation” has the meaning set forth in Section 6.6(a);

“Closing” has the meaning set forth in Section 1.2;

“Closing Date” has the meaning set forth in Section 1.2;

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder;

“Company” has the meaning set forth in the Preamble;

“Company Benefit Plans” means each “employee benefit plan” (within the meaning of Section 3(3) of ERISA), whether or not subject to ERISA, and each employment, incentive compensation, bonus, severance, retention, change of control, deferred compensation, equity or equity-based award, vacation or sick pay, fringe benefit, retirement, post-retirement, life insurance, medical, hospital, disability, welfare, pension, or other employee benefit plan, program, arrangement or agreement of any kind providing for compensation or benefits, whether or not reduced to writing, in each case maintained by the Company or any Company Subsidiary for the benefit of any Company Employee or which respect to which the Company or any Company Subsidiary has any liability but not including any such plans, program or arrangement that is maintained by a Governmental Entity to which the Company or Company Subsidiary is required to contribute on behalf of Company Employees pursuant to applicable Law;

41

“Company Disclosure Schedule” has the meaning set forth in Section 5.1;

“Company Employees” means any current, former or retired employee, officer, consultant, independent contractor or director of the Company or any Company Subsidiary (or any dependent of any such person);

“Company Intellectual Property” has the meaning set forth in Section 5.1(q)(i);

“Company Licenses” has the meaning set forth in Section 5.1(f)(ii);

“Company Memorandum and Articles of Association” has the meaning set forth in Section 5.1(b)(i);

“Company Option” means an option granted to current or former directors, employees and consultants of the Company and the Company Subsidiaries pursuant to the Company Plan to purchase Shares;

“Company Owned Software” has the meaning set forth in Section 5.1(q)(i);

“Company Plan” means the Company’s 2010 Equity Incentive Plan;

“Company Recommendation” has the meaning set forth in Section 5.1(d)(ii);

“Company Registered Intellectual Property” means all United States, international and foreign: (i) patents and patent applications; (ii) registered trademarks and applications to register trademarks; (iii) registered domain names; (iv) registered copyrights and applications for copyright registration; and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Entity, in each case of (i) – (v) that are owned (solely or with others) by, registered or filed in the name of the Company or any Company Subsidiary as of the date of this Agreement;

“Company Requisite Vote” means the authorization and approval of this Agreement and the Cayman Plan of Merger by (i) a special resolution of the Company, meaning the affirmative vote of holders of Shares representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the Shareholders’ Meeting in accordance with Section 233(6) of the Cayman Companies Law and (ii) the affirmative vote of the holders of Shares (other than the Voting Shares) representing a majority of the outstanding Shares (other than the Voting Shares) present and voting in person or by proxy at the Shareholders’ Meeting;

“Company RSU” means a RSU granted to current or former directors, employees and consultants of the Company and the Company Subsidiaries pursuant to the Company Plan and includes both vested Company RSUs and unvested Company RSUs;

“Company Securities” has the meaning set forth in Section 5.1(c)(ii);

“Company Subsidiary” means each Person which is a subsidiary of the Company;

“Company Subsidiary Formation Documents” has the meaning set forth in Section 5.1(b)(ii);

“Company Treasury Shares” has the meaning set forth in Section 4.1(a);

“Consortium Agreement” means that certain Consortium Agreement, dated August 16, 2013, by and among certain of the Rollover Persons, as amended by the First Amendment to Consortium Agreement, dated December 5, 2013, by and among the Rollover Persons;

“Contract” has the meaning set forth in Section 5.1(e)(i);

“Contribution” has the meaning set forth in Section 5.2(g)(i);

42

“Contribution Agreement” has the meaning set forth in the Recitals;

“Contribution Closing” has the meaning assigned to such term in the Contribution Agreement;

“control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

“Damages” has the meaning set forth in Section 6.7(b);

“Debt Financing Agreement” has the meaning set forth in Section 5.2(g)(i);

“Debt Financing Documents” means the Debt Financing Agreement and the Ancillary Debt Agreements;

“Deposit Agreement” has the meaning set forth in Section 4.2(i);

“Depositary” has the meaning set forth in Section 4.2(i);

“Ding” has the meaning set forth in the Recitals;

“Dissenting Shareholders” has the meaning set forth in Section 4.1(a);

“Dissenting Shares” has the meaning set forth in Section 4.1(a);

“Effective Time” has the meaning set forth in Section 1.3;

“Ellen Huang” has the meaning set forth in the Recitals;

“e-mail” has the meaning set forth in Section 9.4;

“Environmental Laws” has the meaning set forth in Section 5.1(r)(ii)(A);

“Environmental Permits” has the meaning set forth in Section 5.1(r)(ii)(B);

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

“Exchange Act” has the meaning set forth in Section 5.1(g)(i);

“Exchange Fund” has the meaning set forth in Section 4.2(a);

“Excluded Shares” has the meaning set forth in Section 4.1(a);

“Fee Letter” has the meaning set forth in Section 5.2(g)(i);

“Financing” has the meaning set forth in Section 5.2(g)(i);

“Financing Sources” has the meaning set forth in Section 6.12(c);

“Founders” means Shawn Ding and Julia Huang.

“GAAP” has the meaning set forth in Section 5.1(g)(ii);

“Governmental Entity” has the meaning set forth in Section 5.1(e)(ii);

“Hazardous Substance” has the meaning set forth in Section 5.1(r)(ii)(C);

“Indemnified Parties” has the meaning set forth in Section 6.7(a);

“Independent Committee” means a committee of the Company’s board of directors consisting of the members of the board of directors of the Company that are not affiliated with Holdings or Merger Sub and are not members of Company’s management;

43

“Information” shall mean (a) all information concerning the Company or any of its Affiliates, that is furnished (whether before, on or after the date hereof) by or on behalf of the Company to any of the Buyer Group Parties or their Representatives, whether such information is furnished verbally, in writing or gathered by inspection, and regardless of whether specifically identified as “confidential,” including but not limited to, information fixed in any medium, disclosed in discussions between the parties in connection with the development and management of, or any information concerning the Company or any of its Affiliates’ business, operations, products, services, content, finances, know-how, concepts, designs, intellectual property, computer software, systems, source codes, product designs and plans, formulae, techniques, drawings, diagrams, ideas, concepts, costs, prices, marketing plans, advertising, commercial or sales materials, research, development, client list(s) and other marketing and technical information and other unpublished information, and (b) all notes, analyses, compilations, forecasts, studies, interpretations or other information and documents derived by the Buyer Group Parties or any of its Representatives (or on behalf of any of the foregoing) from any such information.

“Intellectual Property” means all rights, title, and interests in and to all proprietary rights of every kind and nature however denominated, throughout the world, whether registered or unregistered, including: (i) patents (including all reissues, divisions, provisionals, continuations and continuations-in-part, re-examinations, renewals and extensions thereof), patent applications, patent disclosures or other patent rights, copyrights, design, design registration, and all registrations, applications for registration, and renewals for any of the foregoing, and any “moral” rights, mask work rights, confidential information, trade secrets, database rights, and all other proprietary rights in inventions, works, discoveries, innovations, know-how, and other forms of technology, (ii) trademarks, trade names, service marks, service names, brands, trade dress and logos, and the goodwill and activities associated therewith, (iii) domain names, rights of privacy and publicity, and moral rights, and (iv) any and all registrations, applications, recordings, licenses, common law rights, statutory rights, and contractual rights relating to any of the foregoing;

“InterVision” has the meaning set forth in the Recitals;

“Julia Huang” has the meaning set forth in the Recitals;

“knowledge” (i) with respect to the Company means the actual knowledge of any of the Persons listed in Section 9.15 of the Company Disclosure Schedule, in each case after due inquiry (and excluding any willful blindness) and (ii) with respect to Holdings or Merger Sub means the actual knowledge after due inquiry of any of the directors of Holdings or Merger Sub, in each case after due inquiry (and excluding any willful blindness);

“Law” means any domestic or foreign federal, state, provincial, municipal or local law, statute, code, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction, decree or arbitration award or finding;

“Leased Real Property” means all material real property leased, subleased, licensed, or otherwise occupied by the Company or any Company Subsidiary;

“Legal Proceeding” has the meaning set forth in Section 5.1(i);

“Lender” has the meaning set forth in Section 5.2(g)(i);

“LFI” has the meaning set forth in the Recitals;

“Licenses” has the meaning set forth in Section 5.1(f)(ii);

“Lien” means any lien, mortgage, pledge, encumbrance, restriction, option, right of first refusal, easement, security interest, deed of trust, right-of-way, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset);

44

“Material Adverse Effect” means any development, fact, circumstance, condition, event, change, occurrence or effect, individually or in the aggregate, that would have or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of the Company and the Company Subsidiaries taken as a whole, other than any development, fact, circumstance, condition, event, change, occurrence or effect resulting from (A) changes in general economic, financial market, business, regulatory, legislative or geopolitical conditions, including those in the PRC, (B) changes or developments in any of the industries in which the Company or the Company Subsidiaries operate, (C) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof after the date of this Agreement, (D) any change in the price or trading volume of the ADSs, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (E) any outbreak or escalation of hostilities or war or any act of terrorism, (F) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides or other natural disasters, (G) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Material Adverse Effect” may be taken into account in determining whether there has been a Material Adverse Effect), (H) the announcement of this Agreement and the transactions contemplated hereby, including the initiation of litigation by any Person with respect to this Agreement, and including any termination of, reduction in or other negative impact on relationships or dealings, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Company and the Company Subsidiaries due to the announcement of this Agreement or the identity of the parties to this Agreement, or (I) the performance of or compliance with the terms of this Agreement or the consummation of the transactions contemplated by this Agreement or actions taken at the request of Holdings or Merger Sub; provided that any development, fact, circumstance, event, change, occurrence or effect referred to in the foregoing clauses (A), (B), (C), (E) and (F), may be taken into account in determining whether or not there has been a Material Adverse Effect to the extent such development, fact, circumstance, event, change, occurrence or effect has a materially disproportionately adverse effect on the Company and the Company Subsidiaries taken as a whole, as compared to other companies in the industries in which the Company and the Company Subsidiaries operate;

“Material Contract” has the meaning set forth in Section 5.1(s)(i);

“McGraw-Hill” has the meaning set forth in the Recitals;

“Merger” has the meaning set forth in the Recitals;

“Merger Documents” has the meaning set forth in Section 1.3;

“Merger Sub” has the meaning set forth in the Preamble;

“MLP” has the meaning set forth in the Recitals;

“Moral Known” has the meaning set forth in the Recitals;

“New Value” has the meaning set forth in the Recitals;

“Notice” has the meaning set forth in Section 6.6(c);

“NASDAQ” has the meaning set forth in Section 5.1(e)(ii);

“Operational Exceptions” has the meaning set forth in Section 6.1(a);

“Order” means any order, award, injunction, judgment, decree, enactment, ruling, subpoena or verdict or other decision issued, promulgated or entered by or with any Governmental Entity of competent jurisdiction;

“Ordinary Shares” has the meaning set forth in Section 5.1(c).

“Owned Real Property” means all material real property and interests in real property owned by the Company or any Company Subsidiary;

“Holdings” has the meaning set forth in the Preamble;

“Holdings Material Adverse Effect” has the meaning set forth in Section 5.2(a);

“Holdings Option(s)” has the meaning set forth in Section 4.3(b);

45

“Holdings Plan” has the meaning set forth in Section 4.3(b).

“Holdings RSUs” has the meaning set forth in Section 4.3(c);

“Paying Agent” has the meaning set forth in Section 4.2(a);

“Per ADS Merger Consideration” has the meaning set forth in Section 4.1(a);

“Per Share Merger Consideration” has the meaning set forth in Section 4.1(a);

“Permitted Liens” means (i) mechanics’, carriers’, workers’, and repairers’ Liens arising or incurred in the ordinary course of business that are not material to the business, operations and financial condition or the property of the Company so encumbered and that are not resulting from a breach, default or violation by the Company of any Contract or Law, (ii) zoning, entitlement and other land use and environmental regulations by any Governmental Entity, provided that such regulations have not been materially violated, (iii) any matter listed in or referred to in any title policy, search or report which was provided to Holdings by the Company prior to the date of this Agreement, (iv) any immaterial Lien which does not interfere with day-to-day operations of the business of the Company and the Company Subsidiaries, (v) limitations or restrictions under any Lease Agreement or other Contract or otherwise imposed by the Law of PRC or another government or quasi-governmental agency having jurisdiction over the Real Property and/or operations thereat, (vi) limitations or restrictions on transfers imposed by the Securities Act, blue sky Laws and comparable foreign Laws governing securities, provided that there is no material violation thereunder that has resulted in such limitations or restrictions, (vii) non-exclusive licenses to Intellectual Property of the Company or any of its Subsidiaries granted in the ordinary course of business and (viii) statutory liens for Taxes, assessments or other charges by any Governmental Entity not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings by the Company or any Company Subsidiary;

“Person” means an individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, or other entity;

“PRC” means the People’s Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan;

“PRC Subsidiary” means all Company Subsidiaries organized under the Laws of the PRC;

“Proxy Statement” has the meaning set forth in Section 5.1(p);

“Real Property” has the meaning set forth in Section 5.1(n)(iii);

“Reference Date” has the meaning set forth in Section 5.1(c)(i);

“Release” has the meaning set forth in Section 5.1(r)(ii)(D);

“Representatives” means, when used with respect to Holdings, Merger Sub, the Company or any other Person, the Affiliates, directors, officers, employees, agents, consultants, financial advisors, accountants, legal counsel, investment bankers, lenders, and other agents, advisors and representatives of Holdings, Merger Sub, the Company or any other Person, as applicable, and their respective subsidiaries;

“Rollover Options” means all options to purchase Shares granted in accordance with the Company Plan held by the Rollover Persons or any of their respective Affiliates immediately prior to the Effective Time;

“Rollover Persons” has the meaning set forth in the Recitals;

“Rollover RSUs” means all restricted share units granted pursuant to the Company Plan held by the Rollover Persons or any of their respective Affiliates immediately prior to the Effective Time;

“Rollover Shares” means (a) all Shares and ADSs owned by Holdings or Merger Sub or any of their respective Affiliates immediately prior to the Closing, including all Shares and ADSs owned as of the date hereof by the Rollover Persons or any of their respective Affiliates, (b) any vested Company RSUs of the Rollover Persons or any of their respective Affiliates settled into Shares, which are to be contributed by such Persons to prior to the Closing pursuant to, and subject to the terms of, the Contribution Agreement, and (c) any vested Company Options that are exercised and exchanged for Shares by the Rollover Persons or any of their respective Affiliates, which are to be contributed by such Persons to prior to the Closing pursuant to, and subject to the terms of, the Contribution Agreement; provided, that, notwithstanding the foregoing, 1,392,900 Shares owned by McGraw-Hill shall be deemed to be excluded from this definition of Rollover Shares;

46

“RSU” means a bookkeeping entry representing the equivalent of one (1) share restricted stock awarded to a grantee;

“SAFE” means the State Administration of Foreign Exchange of the PRC;

“Sarbanes-Oxley Act” has the meaning set forth in Section 5.1(g)(iii);

“Schedule 13E-3” has the meaning set forth in Section 5.1(e)(ii);

“SEC” has the meaning set forth in Section 5.1(g)(i);

“SEC Reports” has the meaning set forth in Section 5.1(g)(i);

“Securities Act” has the meaning set forth in Section 5.1(g)(i);

“Share” or “Shares” has the meaning set forth in Section 4.1(a);

“Share Certificate” has the meaning set forth in Section 4.1(a);

“Shareholders’ Meeting” has the meaning set forth in Section 6.3;

“Software” has the meaning set forth in Section 5.1(q)(i);

“South Lead” has the meaning set forth in the Recitals;

“subsidiary” or “subsidiaries” of the Company, the Surviving Corporation, Holdings or any other Person means any corporation, partnership, joint venture or other legal entity of which: (i) voting power to elect a majority of the board of directors or others performing similar functions with respect to such organization is held directly or indirectly by such Person or by any one or more of such Person’s subsidiaries, (ii) at least fifty percent (50%) of the equity interests is controlled by such Person or by any one or more of such Person’s subsidiaries or (iii) such party or any subsidiary of such party is a general partner, and (iv) any Person that would otherwise be deemed a “subsidiary” under Rule 1.02(w) of Regulation S-X promulgated pursuant to the Exchange Act and any Person which is deemed a variable interest entity of the Company or any of its subsidiaries under applicable accounting principles;

“Superior Proposal” has the meaning set forth in Section 6.6(f)(ii);

“Surviving Corporation” has the meaning set forth in Section 1.1;

“Surviving Corporation Memorandum and Articles of Association” has the meaning set forth in Section 2.1;

“Takeover Statute” has the meaning set forth in Section 5.1(t);

“Tana” has the meaning set forth in the Recitals;

“Tax Return” means any return, report, estimates, disclosures, document, declaration, claim for refund, election or other information filing or statement (including information returns) required to be filed with or provided to any Governmental Entity or other Person, or maintained, with respect to Taxes, including any schedule or attachment thereto or amendment thereof;

47

“Taxes” means (i) any taxes of any kind, including those on or measured by or referred to as income, gross receipts, capital, sales, use, ad valorem, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, value added, property or windfall profits taxes, customs, duties or similar fees, transfer, recapture, environmental, unemployment, registration, and estimated and government fees, duties, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity, domestic or foreign, and (ii) any amount owed as a result of being party to any (1) tax sharing agreement, (2) tax allocation agreement, arrangement or understanding, or (3) tax indemnification agreement;

“Termination Date” has the meaning set forth in Section 8.2(a);

“Trade Secrets” has the meaning set forth in Section 5.1(q)(ii);

“Uncertificated Shares” has the meaning set forth in Section 4.1(a);

“Voting Agreement” has the meaning set forth in the Recitals;

“Voting Shares” has the meaning set forth in the Voting Agreement;

“WCL” has the meaning set forth in the Recitals;

“Yixin” has the meaning set forth in the Recitals;

“Young” has the meaning set forth in the Recitals; and

“Zhixin” has the meaning set forth in the Recitals.

[Remainder of Page Left Blank Intentionally]

48

IN WITNESS WHEREOF, Holdings, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CHINAEDU HOLDINGS LIMITED

By:	/s/ Shawn Ding
Name: Shawn Ding Title: Director

By:	/s/ Julia Huang
Name: Julia Huang Title: Director

CHINAEDU MERGER SUB LIMITED

By:	/s/ Shawn Ding
Name: Shawn Ding Title: Director

By:	/s/ Julia Huang
Name: Julia Huang Title: Director

[Signature Page to Merger Agreement]

CHINAEDU CORPORATION

By:	/s/ Julia Huang
Name: Julia Huang Title: Director

[Signature Page to Merger Agreement]

Appendix 1

PLAN OF MERGER

THIS PLAN OF MERGER is made on

BETWEEN

(1)	ChinaEdu Merger Sub Limited, an exempted company incorporated under the laws of the Cayman Islands on November 19, 2013, with its registered office situated at the offices of 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands (“Merger Sub”); and

(2)	ChinaEdu Corporation, an exempted company incorporated under the laws of the Cayman Islands on September 6, 1999, with its registered office situated at P.O. Box 2681, Cricket Square, Hutchins Drive, George Town, Cayman Islands (“ChinaEdu” or “Surviving Corporation” and together with Merger Sub, the “Constituent Companies”).

WHEREAS

(a)	Merger Sub and ChinaEdu have agreed to merge (the “Merger”) on the terms and conditions contained or referred to in an Agreement and Plan of Merger (the “Agreement”) dated __________, 2013 made between ChinaEdu Holdings Limited, Merger Sub and ChinaEdu, a copy of which is attached as Appendix I to this Plan of Merger and under the provisions of Part XVI of the Companies Law (2013 Revision) of the Cayman Islands (as amended from time to time) (the “Companies Law”).

(b)	This Plan of Merger is made in accordance with Section 233 of the Companies Law.

(c)	Terms used in this Plan of Merger and not otherwise defined in this Plan of Merger shall have the meanings given to them in the Agreement.

W I T N E S S E T H

CONSTITUENT COMPANIES

1.	The Constituent Companies to the Merger are Merger Sub and ChinaEdu.

THE SURVIVING CORPORATION

2.	The surviving corporation (as defined in the Companies Law) shall be the Surviving Corporation.

REGISTERED OFFICE

3.	The registered office of Merger Sub is at the offices of 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands.

4.	The Surviving Corporation shall have its registered office at the offices of P.O. Box 2681, Cricket Square, Hutchins Drive, George Town, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

5.	Immediately prior to the Effective Date (as defined below) the authorized share capital of Merger Sub was US$50,000 divided into 50,000,000 ordinary shares of US$0.001 par value per share, of which one share has been issued and fully paid.

6	Immediately prior to the Effective Date the authorized share capital of ChinaEdu was US$1,000,000 divided into 100,000,000 ordinary shares of a par value of US$0.01 each, of which ____________ ordinary shares have been issued and fully paid.

7.	The authorized share capital of the Surviving Corporation shall be US$50,000 divided into 50,000,000 ordinary shares of US$0.001 par value per share.

8.

The terms and conditions of the Merger are set out in the Agreement, and include the following:

8.1         At the Effective Time, each ordinary share of par value $0.001 each in the capital of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one fully paid and non-assessable ordinary share of par value $0.001 per share of the Surviving Corporation in accordance with the Agreement.

8.2          At the Effective Time, each ordinary share of par value US$0.01 in the capital of ChinaEdu (the "Shares") issued and outstanding immediately prior to the Effective Time, including Shares represented by American Depositary Shares (other than the Excluded Shares and the Dissenting Shares) shall be cancelled in exchange for the right to receive $2.33 in cash per Share without interest in accordance with the Agreement.

8.3          At the Effective Time, the Excluded Shares will be cancelled and cease to exist without payment of any consideration or distribution therefore.

8.4          At the Effective Time, Dissenting Shares shall be cancelled and cease to exist and shall thereafter represent only the right to receive such payment resulting from the procedure in Section 238 of the Cayman Companies Law with respect to Dissenting Shares unless any holders of Dissenting Shares fail to exercise or withdraw their rights under section 238 of the Cayman Companies Law in which event they shall receive the Per Share Merger Consideration.

9.	From the Effective Time, the rights and restrictions attaching to the shares in the Surviving Corporation as of immediately prior to the Merger are set out in the Surviving Corporation Memorandum and Articles of Association (as defined below).

EFFECTIVE DATE

10.	The Merger shall take effect on [•] (the “Effective Date”).[1]

PROPERTY

11.	On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Constituent Companies shall immediately vest in the Surviving Corporation which shall be liable for and subject, in the same manner as the Constituent Companies, to all mortgages, charges, or security interests and all contracts, obligations, claims, debts and liabilities of each of the Constituent Companies.

MEMORANDUM OF ASSOCIATION AND ARTICLES OF ASSOCIATION

12.	As of the Effective Time, and without any further action on the part of Merger Sub or the Surviving Corporation, the memorandum and articles of association of the Surviving Corporation shall be amended and restated in the form attached as Appendix II, which shall set out all of the rights and restrictions attached to the shares in the capital of the Surviving Corporation.

DIRECTORS BENEFITS

13.	There are no amounts or benefits payable to the directors of the Constituent Companies on the Merger becoming effective.

DIRECTORS OF THE SURVIVING CORPORATION

14.	The names and addresses of the directors of the Surviving Corporation are as follows:

NAMES: Julia Huang Shawn Ding	ADDRESS: 4th Floor-A , GeHua Building No. 1 Qinglong Hutong, Dongcheng District Beijing, 10007, The People’s Republic of China

1Such date shall be no later than the fifth (5th) business day after the Closing Date.

SECURED CREDITORS

15. (a)	Merger Sub has no secured creditors and has granted no fixed or floating security interests that are outstanding as of immediately prior to the Merger; and

(b)	China Merchants Bank Co. Ltd., Hong Kong Branch, located at 20/F Bank of America Tower, 12 Harcourt Road, Central, Hong Kong, entered into a USD36 million loan agreement with ChinaEdu. The loan is secured by substantially all of the assets of ChinaEdu. ChinaEdu has not granted to any other person other than China Merchants Bank Co. Ltd., Hong Kong Branch any fixed or floating security interests that are outstanding as of immediately prior to the Merger. ChinaEdu has obtained the consent to the Merger of China Merchants Bank Co. Ltd., Hong Kong Branch pursuant to section 233(8) of the Companies Law.

RIGHT OF TERMINATION AND AMENDMENT

16.	This Plan of Merger may be terminated or amended pursuant to the terms and conditions of the Agreement at any time prior to the Effective Time.

APPROVAL AND AUTHORIZATION

17.	This Plan of Merger has been approved by the board of directors of each of Merger Sub and ChinaEdu pursuant to section 233(3) of the Companies Law.

18.	This Plan of Merger has been authorised by the shareholders of each of Merger Sub and ChinaEdu pursuant to section 233(6) of the Companies Law.

COUNTERPARTS

19.	This Plan of Merger may be executed by facsimile and in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.

GOVERNING LAW

20.	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

For and on behalf of ChinaEdu Merger Sub Limited:

/s/ Julia Huang

Julia Huang Director

For and on behalf of ChinaEdu Corporation:

/s/ Julia Huang

Julia Huang Director

APPENDIX I

Agreement and Plan of Merger

APPENDIX II

Surviving Corporation Memorandum and Articles of Association

Disclosure Schedule to

Agreement and Plan of Merger

among

ChinaEdu Holdings Limited

ChinaEdu Merger Sub Limited

and

ChinaEdu Corporation

Introduction

Please refer to the Agreement and Plan of Merger among ChinaEdu Holdings Limited, ChinaEdu Merger Sub Limited and ChinaEdu Corporation (the “Company”) dated as of December 31, 2013 (the “Agreement”). This is the Disclosure Schedule called for under the Agreement, and is being delivered with, and forms a part of, the Agreement. Capitalized terms not defined herein will have the meanings given to them in the Agreement, unless the context otherwise requires. Disclosures made under the heading of one section shall be deemed to have been made under any other section hereof where it is reasonably apparent that such disclosure would be applicable to such other section. Where the terms of a contract or other disclosure item have been summarized or described in this Disclosure Schedule, that summary or description does not purport to be a complete statement of the material terms of that document.

Section 5.1 (c) Capital Structure

(iii) Hongcheng Technology Development Co. Ltd. and Beijing Hongcheng Liye Technology Co., Ltd., each a wholly owned subsidiary of the Company in PRC, pledged each of its share equity to China Merchants Bank Co. Ltd., Hong Kong Branch (the “Bank”) where the Company entered into a USD36,000,000 Facility Agreement (the “Facility Agreement”) with the Bank on September 30, 2013.

Section 5.1 (n) Real Property

(i) Beijing Hongcheng Education Technology Co. Ltd., the variable interest entity of the Company in PRC, pledged its self-owned office properties in rooms 401, 402, 403, 404, 405, 406, 407, 408, 409, 410, 411, 412, 413, 414, 415, 416 and 417 all located on the 4th floor A, Gehua Building, No. 1 Qinglong Hutong, Dongcheng District, Beijing to China Merchants Bank Co. Ltd, Shenzhen Shangbu Branch (the “Branch”) for the Branch to issue a standby letter of credit as one of the securities to the Bank where the Company entered into a USD36,000,000 Facility Agreement with the Bank on September 30, 2013.

Section 5.1(i) Litigation

None.

Section 5.1(g)(v) Undisclosed Liabilities

None.

Section 5.1(j)(v) Employee Benefit Plans

None.

Section 5.1(k)(i) Labor and Employment Matters

None.

Section 5.1(s)(i) Contracts

None.

Section 6.1(a) Operation of the Company’s Business

None.

Section 6.1(a)(xiv) Litigation Settlement Amounts

Seven Hundred Fifty Thousand United States Dollars (US$750,000)

THE COMPANIES LAW (AS AMENDED)

COMPANY LIMITED BY SHARES

amended AND restated

Memorandum OF association

of

ChinaEdu Corporation

(amended by special resolution dated December 30, 2013)

190 Elgin Avenue, George Town

Grand Cayman KY1-9001, Cayman Islands

T +1 345 949 0100 F +1 345 949 7886 www.walkersglobal.com

Ref: DW/XY/H2229-H08910

THE COMPANIES LAW (AS AMENDED)

COMPANY LIMITED BY SHARES

amended AND restated

MEMORANDUM of ASSOCIATION

OF

ChinaEdu Corporation

(AMENDED BY SPECIAL RESOLUTION DATED december 30, 2013)

1.	The name of the company is ChinaEdu Corporation (the "Company").

2.	The registered office of the Company will be situated at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, George Town, Grand Cayman KY1-1111, Cayman Islands or at such other location as the Directors may from time to time determine.

3.	The objects for which the Company is established are unrestricted and the Company shall have full power and authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Law (as amended) of the Cayman Islands (the "Law").

4.	The Company shall have and be capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit as provided by Section 27(2) of the Law.

5.	The Company will not trade in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the Company carried on outside the Cayman Islands; provided that nothing in this section shall be construed as to prevent the Company effecting and concluding contracts in the Cayman Islands, and exercising in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands.

6.	The liability of the shareholders of the Company is limited to the amount, if any, unpaid on the shares respectively held by them.

7.	The capital of the company is US$50,000 divided into 50,000,000 ordinary shares of a nominal or par value of US$0.001 each provided always that subject to the Law and the Articles of Association the Company shall have power to redeem or purchase any of its shares and to sub-divide or consolidate the said shares or any of them and to issue all or any part of its capital whether original, redeemed, increased or reduced with or without any preference, priority, special privilege or other rights or subject to any postponement of rights or to any conditions or restrictions whatsoever and so that unless the conditions of issue shall otherwise expressly provide every issue of shares whether stated to be ordinary, preference or otherwise shall be subject to the powers on the part of the Company hereinbefore provided.

8.	The Company may exercise the power contained in Section 206 of the Law to deregister in the Cayman Islands and be registered by way of continuation in some other jurisdiction.

THE COMPANIES LAW (AS AMENDED)

COMPANY LIMITED BY SHARES

amended AND restated

Articles OF association

of

ChinaEdu Corporation

(amended by special resolution dated december 30, 2013)

190 Elgin Avenue, George Town

Grand Cayman KY1-9001, Cayman Islands

T +1 345 949 0100 F +1 345 949 7886 www.walkersglobal.com

REF: DW/XY/H2229-H08910

Disqualification Of Directors	15

Proceedings Of Directors	15

Dividends	17

Accounts, Audit and annual return and declaration	18

Capitalisation Of reserves	18

Share Premium Account	19

Notices	19

Indemnity	20

Non-Recognition Of Trusts	21

Winding Up	21

Amendment Of Articles Of Association	21

Closing of register or fixing record date	21

Registration By Way Of Continuation	22

Mergers and Consolidation	22

disclosure	22

COMPANIES LAW (AS AMENDED)

Company Limited by Shares

amended AND restated

ARTICLES OF ASSOCIATION

OF

ChinaEdu Corporation

(AMENDED BY SPECIAL RESOLUTION DATED december 30, 2013)

TABLE A

The Regulations contained or incorporated in Table 'A' in the First Schedule of the Law shall not apply to ChinaEdu Corporation (the "Company") and the following Articles shall comprise the Articles of Association of the Company.

Interpretation

1.	In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

"Articles" means these articles of association of the Company, as amended or substituted from time to time.

"Branch Register" means any branch Register of such category or categories of Members as the Company may from time to time determine.

"Class" or "Classes" means any class or classes of Shares as may from time to time be issued by the Company.

"Directors" means the directors of the Company for the time being, or as the case may be, the directors assembled as a board or as a committee thereof.

"Law" means the Companies Law (as amended) of the Cayman Islands.

"Memorandum of Association" means the memorandum of association of the Company, as amended or substituted from time to time.

"Office" means the registered office of the Company as required by the Law.

"Officers" means the officers for the time being and from time to time of the Company.

"Ordinary Resolution" means a resolution:

(a)	passed by a simple majority of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)	approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed.

"paid up" means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up.

"Person" means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires, other than in respect of a Director or Officer in which circumstances Person shall mean any person or entity permitted to act as such in accordance with the laws of the Cayman Islands.

"Principal Register", where the Company has established one or more Branch Registers pursuant to the Law and these Articles, means the Register maintained by the Company pursuant to the Law and these Articles that is not designated by the Directors as a Branch Register.

"Register" means the register of Members of the Company required to be kept pursuant to the Law and includes any Branch Register(s) established by the Company in accordance with the Law.

"Seal" means the common seal of the Company (if adopted) including any facsimile thereof.

"Secretary" means any Person appointed by the Directors to perform any of the duties of the secretary of the Company.

"Share" means a share in the capital of the Company. All references to "Shares" herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression "Share" shall include a fraction of a Share.

"Shareholder" or "Member" means a Person who is registered as the holder of Shares in the Register and includes each subscriber to the Memorandum of Association pending entry in the Register of such subscriber

"Share Premium Account" means the share premium account established in accordance with these Articles and the Law.

"signed" means bearing a signature or representation of a signature affixed by mechanical means.

"Special Resolution" means a special resolution of the Company passed in accordance with the Law, being a resolution:

(a)	passed by a majority of not less than two-thirds of such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given and where a poll is taken regard shall be had in computing a majority to the number of votes to which each Shareholder is entitled; or

(b)	approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed.

"Treasury Shares" means Shares that were previously issued but were purchased, redeemed, surrendered or otherwise acquired by the Company and not cancelled.

2.	In these Articles, save where the context requires otherwise:

(a)	words importing the singular number shall include the plural number and vice versa;

(b)	words importing the masculine gender only shall include the feminine gender and any Person as the context may require;

(c)	the word "may" shall be construed as permissive and the word "shall" shall be construed as imperative;

(d)	reference to a dollar or dollars or USD (or $) and to a cent or cents is reference to dollars and cents of the United States of America;

(e)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

(f)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case; and

(g)	reference to "in writing" shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing or partly one and partly another.

3.	Subject to the preceding Articles, any words defined in the Law shall, if not inconsistent with the subject or context, bear the same meaning in these Articles.

Preliminary

4.	The business of the Company may be commenced at any time after incorporation.

5.	The Office shall be at such address in the Cayman Islands as the Directors may from time to time determine. The Company may in addition establish and maintain such other offices and places of business and agencies in such places as the Directors may from time to time determine.

6.	The expenses incurred in the formation of the Company and in connection with the offer for subscription and issue of Shares shall be paid by the Company. Such expenses may be amortised over such period as the Directors may determine and the amount so paid shall be charged against income and/or capital in the accounts of the Company as the Directors shall determine.

7.	The Directors shall keep, or cause to be kept, the Register at such place or (subject to compliance with the Law and these Articles) places as the Directors may from time to time determine. In the absence of any such determination, the Register shall be kept at the Office. The Directors may keep, or cause to be kept, one or more Branch Registers as well as the Principal Register in accordance with the Law, provided always that a duplicate of such Branch Register(s) shall be maintained with the Principal Register in accordance with the Law.

Shares

8.	Subject to these Articles, all Shares for the time being unissued shall be under the control of the Directors who may:

(a)	issue, allot and dispose of the same to such Persons, in such manner, on such terms and having such rights and being subject to such restrictions as they may from time to time determine; and

(b)	grant options with respect to such Shares and issue warrants or similar instruments with respect thereto;

and, for such purposes, the Directors may reserve an appropriate number of Shares for the time being unissued.

9.	The Directors, or the Shareholders by Ordinary Resolution, may authorise the division of Shares into any number of Classes and sub-classes and the different Classes and sub-classes shall be authorised, established and designated (or re-designated as the case may be) and the variations in the relative rights (including, without limitation, voting, dividend and redemption rights), restrictions, preferences, privileges and payment obligations as between the different Classes (if any) may be fixed and determined by the Directors or the Shareholders by Ordinary Resolution.

10.	The Company may insofar as may be permitted by law, pay a commission to any Person in consideration of his subscribing or agreeing to subscribe whether absolutely or conditionally for any Shares. Such commissions may be satisfied by the payment of cash or the lodgement of fully or partly paid-up Shares or partly in one way and partly in the other. The Company may also pay such brokerage as may be lawful on any issue of Shares.

11.	The Directors may refuse to accept any application for Shares, and may accept any application in whole or in part, for any reason or for no reason.

Modification Of Rights

12.	Whenever the capital of the Company is divided into different Classes the rights attached to any such Class may, subject to any rights or restrictions for the time being attached to any Class, only be materially adversely varied or abrogated with the consent in writing of the holders of not less than two-thirds of the issued Shares of the relevant Class, or with the sanction of a resolution passed at a separate meeting of the holders of the Shares of such Class by a majority of two-thirds of the votes cast at such a meeting. To every such separate meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall, mutatis mutandis, apply, except that the necessary quorum shall be one or more Persons at least holding or representing by proxy one-third in nominal or par value amount of the issued Shares of the relevant Class (but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum) and that, subject to any rights or restrictions for the time being attached to the Shares of that Class, every Shareholder of the Class shall on a poll have one vote for each Share of the Class held by him. For the purposes of this Article the Directors may treat all the Classes or any two or more Classes as forming one Class if they consider that all such Classes would be affected in the same way by the proposals under consideration, but in any other case shall treat them as separate Classes.

13.	The rights conferred upon the holders of the Shares of any Class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the Shares of that Class, be deemed to be materially adversely varied or abrogated by, inter alia, the creation, allotment or issue of further Shares ranking pari passu with or subsequent to them or the redemption or purchase of any Shares of any Class by the Company.

Certificates

14.	No Person shall be entitled to a certificate for any or all of his Shares, unless the Directors shall determine otherwise.

Fractional Shares

15.	The Directors may issue fractions of a Share and, if so issued, a fraction of a Share shall be subject to and carry the corresponding fraction of liabilities (whether with respect to nominal or par value, premium, contributions, calls or otherwise), limitations, preferences, privileges, qualifications, restrictions, rights (including, without prejudice to the generality of the foregoing, voting and participation rights) and other attributes of a whole Share. If more than one fraction of a Share of the same Class is issued to or acquired by the same Shareholder such fractions shall be accumulated.

Lien

16.	The Company has a first and paramount lien on every Share (whether or not fully paid) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that Share. The Company also has a first and paramount lien on every Share (whether or not fully paid) registered in the name of a Person indebted or under liability to the Company (whether he is the sole registered holder of a Share or one of two or more joint holders) for all amounts owing by him or his estate to the Company (whether or not presently payable). The Directors may at any time declare a Share to be wholly or in part exempt from the provisions of this Article. The Company's lien on a Share extends to any amount payable in respect of it.

17.	The Company may sell, in such manner as the Directors in their absolute discretion think fit, any Share on which the Company has a lien, but no sale shall be made unless an amount in respect of which the lien exists is presently payable nor until the expiration of fourteen days after a notice in writing, demanding payment of such part of the amount in respect of which the lien exists as is presently payable, has been given to the registered holder for the time being of the Share, or the Persons entitled thereto by reason of his death or bankruptcy.

18.	For giving effect to any such sale the Directors may authorise some Person to transfer the Shares sold to the purchaser thereof. The purchaser shall be registered as the holder of the Shares comprised in any such transfer and he shall not be bound to see to the application of the purchase money, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the sale.

19.	The proceeds of the sale after deduction of expenses, fees and commission incurred by the Company shall be received by the Company and applied in payment of such part of the amount in respect of which the lien exists as is presently payable, and the residue shall (subject to a like lien for sums not presently payable as existed upon the Shares prior to the sale) be paid to the Person entitled to the Shares immediately prior to the sale.

Calls On Shares

20.	The Directors may from time to time make calls upon the Shareholders in respect of any moneys unpaid on their Shares, and each Shareholder shall (subject to receiving at least fourteen days' notice specifying the time or times of payment) pay to the Company at the time or times so specified the amount called on such Shares.

21.	The joint holders of a Share shall be jointly and severally liable to pay calls in respect thereof.

22.	If a sum called in respect of a Share is not paid before or on the day appointed for payment thereof, the Person from whom the sum is due shall pay interest upon the sum at the rate of eight percent per annum from the day appointed for the payment thereof to the time of the actual payment, but the Directors shall be at liberty to waive payment of that interest wholly or in part.

23.	The provisions of these Articles as to the liability of joint holders and as to payment of interest shall apply in the case of non-payment of any sum which, by the terms of issue of a Share, becomes payable at a fixed time, whether on account of the amount of the Share, or by way of premium, as if the same had become payable by virtue of a call duly made and notified.

24.	The Directors may make arrangements on the issue of partly paid Shares for a difference between the Shareholders, or the particular Shares, in the amount of calls to be paid and in the times of payment.

25.	The Directors may, if they think fit, receive from any Shareholder willing to advance the same all or any part of the moneys uncalled and unpaid upon any partly paid Shares held by him, and upon all or any of the moneys so advanced may (until the same would, but for such advance, become presently payable) pay interest at such rate (not exceeding without the sanction of an Ordinary Resolution, eight percent per annum) as may be agreed upon between the Shareholder paying the sum in advance and the Directors.

Forfeiture Of Shares

26.	If a Shareholder fails to pay any call or instalment of a call in respect of any Shares on the day appointed for payment, the Directors may, at any time thereafter during such time as any part of such call or instalment remains unpaid, serve a notice on him requiring payment of so much of the call or instalment as is unpaid, together with any interest which may have accrued.

27.	The notice shall name a further day (not earlier than the expiration of fourteen days from the date of the notice) on or before which the payment required by the notice is to be made, and shall state that in the event of non-payment at or before the time appointed the Shares in respect of which the call was made will be liable to be forfeited.

28.	If the requirements of any such notice as aforesaid are not complied with, any Share in respect of which the notice has been given may at any time thereafter, before the payment required by notice has been made, be forfeited by a resolution of the Directors to that effect.

29.	A forfeited Share may be sold or otherwise disposed of on such terms and in such manner as the Directors think fit, and at any time before a sale or disposition the forfeiture may be cancelled on such terms as the Directors think fit.

30.	A Person whose Shares have been forfeited shall cease to be a Shareholder in respect of the forfeited Shares, but shall, notwithstanding, remain liable to pay to the Company all moneys which at the date of forfeiture were payable by him to the Company in respect of the Shares forfeited, but his liability shall cease if and when the Company receives payment in full of the amount unpaid on the Shares forfeited.

31.	A statutory declaration in writing that the declarant is a Director, and that a Share has been duly forfeited on a date stated in the declaration, shall be conclusive evidence of the facts in the declaration as against all Persons claiming to be entitled to the Share.

32.	The Company may receive the consideration, if any, given for a Share on any sale or disposition thereof pursuant to the provisions of these Articles as to forfeiture and may execute a transfer of the Share in favour of the Person to whom the Share is sold or disposed of and that Person shall be registered as the holder of the Share, and shall not be bound to see to the application of the purchase money, if any, nor shall his title to the Shares be affected by any irregularity or invalidity in the proceedings in reference to the disposition or sale.

33.	The provisions of these Articles as to forfeiture shall apply in the case of non-payment of any sum which by the terms of issue of a Share becomes due and payable, whether on account of the amount of the Share, or by way of premium, as if the same had been payable by virtue of a call duly made and notified.

Transfer Of Shares

34.	The instrument of transfer of any Share shall be in any usual or common form or such other form as the Directors may, in their absolute discretion, approve and be executed by or on behalf of the transferor and if in respect of a nil or partly paid up Share, or if so required by the Directors, shall also be executed on behalf of the transferee and shall be accompanied by the certificate (if any) of the Shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer. The transferor shall be deemed to remain a Shareholder until the name of the transferee is entered in the Register in respect of the relevant Shares.

35.	Subject to the terms of issue thereof, the Directors may in their absolute discretion decline to register any transfer of Shares without assigning any reason therefor.

36.	The registration of transfers may be suspended at such times and for such periods as the Directors may from time to time determine.

37.	All instruments of transfer that are registered shall be retained by the Company, but any instrument of transfer that the Directors decline to register shall (except in any case of fraud) be returned to the Person depositing the same.

Transmission Of Shares

38.	The legal personal representative of a deceased sole holder of a Share shall be the only Person recognised by the Company as having any title to the Share. In the case of a Share registered in the name of two or more holders, the survivors or survivor, or the legal personal representatives of the deceased holder of the Share, shall be the only Person recognised by the Company as having any title to the Share.

39.	Any Person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall upon such evidence being produced as may from time to time be required by the Directors, have the right either to be registered as a Shareholder in respect of the Share or, instead of being registered himself, to make such transfer of the Share as the deceased or bankrupt Person could have made; but the Directors shall, in either case, have the same right to decline or suspend registration as they would have had in the case of a transfer of the Share by the deceased or bankrupt Person before the death or bankruptcy.

40.	A Person becoming entitled to a Share by reason of the death or bankruptcy of a Shareholder shall be entitled to the same dividends and other advantages to which he would be entitled if he were the registered Shareholder, except that he shall not, before being registered as a Shareholder in respect of the Share, be entitled in respect of it to exercise any right conferred by membership in relation to meetings of the Company.

Alteration Of SHARE Capital

41.	The Company may from time to time by Ordinary Resolution increase the share capital by such sum, to be divided into Shares of such Classes and amount, as the resolution shall prescribe.

42.	The Company may by Ordinary Resolution:

(a)	consolidate and divide all or any of its share capital into Shares of a larger amount than its existing Shares;

(b)	convert all or any of its paid up Shares into stock and reconvert that stock into paid up Shares of any denomination;

(c)	subdivide its existing Shares, or any of them into Shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced Share shall be the same as it was in case of the Share from which the reduced Share is derived; and

(d)	cancel any Shares that, at the date of the passing of the resolution, have not been taken or agreed to be taken by any Person and diminish the amount of its share capital by the amount of the Shares so cancelled.

43.	The Company may by Special Resolution reduce its share capital and any capital redemption reserve in any manner authorised by law.

Redemption, Purchase and Surrender Of Shares

44.	Subject to the Law, the Company may:

(a)	issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Company or the Shareholder on such terms and in such manner as the Directors may determine;

(b)	purchase its own Shares (including any redeemable Shares) on such terms and in such manner as the Directors may determine and agree with the Shareholder;

(c)	make a payment in respect of the redemption or purchase of its own Shares in any manner authorised by the Law, including out of its capital; and

(d)	accept the surrender for no consideration of any paid up Share (including any redeemable Share) on such terms and in such manner as the Directors may determine.

45.	Any Share in respect of which notice of redemption has been given shall not be entitled to participate in the profits of the Company in respect of the period after the date specified as the date of redemption in the notice of redemption.

46.	The redemption, purchase or surrender of any Share shall not be deemed to give rise to the redemption, purchase or surrender of any other Share.

47.	The Directors may when making payments in respect of redemption or purchase of Shares, if authorised by the terms of issue of the Shares being redeemed or purchased or with the agreement of the holder of such Shares, make such payment either in cash or in specie.

Treasury Shares

48.	Shares that the Company purchases, redeems or acquires (by way of surrender or otherwise) may, at the option of the Company, be cancelled immediately or held as Treasury Shares in accordance with the Law. In the event that the Directors do not specify that the relevant Shares are to be held as Treasury Shares, such Shares shall be cancelled.

49.	No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of the Company's assets (including any distribution of assets to members on a winding up) may be declared or paid in respect of a Treasury Share.

50.	The Company shall be entered in the Register as the holder of the Treasury Shares provided that:

(a)	the Company shall not be treated as a member for any purpose and shall not exercise any right in respect of the Treasury Shares, and any purported exercise of such a right shall be void;

(b)	a Treasury Share shall not be voted, directly or indirectly, at any meeting of the Company and shall not be counted in determining the total number of issued shares at any given time, whether for the purposes of these Articles or the Law, save that an allotment of Shares as fully paid bonus shares in respect of a Treasury Share is permitted and Shares allotted as fully paid bonus shares in respect of a treasury share shall be treated as Treasury Shares.

51.	Treasury Shares may be disposed of by the Company on such terms and conditions as determined by the Directors.

General Meetings

52.	The Directors may, whenever they think fit, convene a general meeting of the Company.

53.	The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason at any time prior to the time for holding such meeting or, if the meeting is adjourned, the time for holding such adjourned meeting. The Directors shall give Shareholders notice in writing of any cancellation or postponement. A postponement may be for a stated period of any length or indefinitely as the Directors may determine.

54.	General meetings shall also be convened on the requisition in writing of any Shareholder or Shareholders entitled to attend and vote at general meetings of the Company holding at least ten percent of the paid up voting share capital of the Company deposited at the Office specifying the objects of the meeting by notice given no later than 21 days from the date of deposit of the requisition signed by the requisitionists, and if the Directors do not convene such meeting for a date not later than 45 days after the date of such deposit, the requisitionists themselves may convene the general meeting in the same manner, as nearly as possible, as that in which general meetings may be convened by the Directors, and all reasonable expenses incurred by the requisitionists as a result of the failure of the Directors to convene the general meeting shall be reimbursed to them by the Company.

55.	If at any time there are no Directors, any two Shareholders (or if there is only one Shareholder then that Shareholder) entitled to vote at general meetings of the Company may convene a general meeting in the same manner as nearly as possible as that in which general meetings may be convened by the Directors.

Notice Of General Meetings

56.	At least seven clear days' notice in writing counting from the date service is deemed to take place as provided in these Articles specifying the place, the day and the hour of the meeting and the general nature of the business, shall be given in the manner hereinafter provided or in such other manner (if any) as may be prescribed by the Company by Ordinary Resolution to such Persons as are, under these Articles, entitled to receive such notices from the Company, but with the consent of all the Shareholders entitled to receive notice of some particular meeting and attend and vote thereat, that meeting may be convened by such shorter notice or without notice and in such manner as those Shareholders may think fit.

57.	The accidental omission to give notice of a meeting to or the non-receipt of a notice of a meeting by any Shareholder shall not invalidate the proceedings at any meeting.

Proceedings At General Meetings

58.	All business carried out at a general meeting shall be deemed special with the exception of sanctioning a dividend, the consideration of the accounts, balance sheets, any report of the Directors or of the Company's auditors, and the fixing of the remuneration of the Company's auditors. No special business shall be transacted at any general meeting without the consent of all Shareholders entitled to receive notice of that meeting unless notice of such special business has been given in the notice convening that meeting.

59.	No business shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business. Save as otherwise provided by these Articles, one or more Shareholders holding at least a majority of the paid up voting share capital of the Company present in person or by proxy and entitled to vote at that meeting shall form a quorum.

60.	If within half an hour from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of Shareholders, shall be dissolved. In any other case it shall stand adjourned to the same day in the next week, at the same time and place, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting the Shareholder or Shareholders present and entitled to vote shall form a quorum.

61.	If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, participation in any general meeting of the Company may be by means of a telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

62.	The chairman, if any, of the Directors shall preside as chairman at every general meeting of the Company.

63.	If there is no such chairman, or if at any general meeting he is not present within fifteen minutes after the time appointed for holding the meeting or is unwilling to act as chairman, any Director or Person nominated by the Directors shall preside as chairman, failing which the Shareholders present in person or by proxy shall choose any Person present to be chairman of that meeting.

64.	The chairman may adjourn a meeting from time to time and from place to place either:

(a)	with the consent of any general meeting at which a quorum is present (and shall if so directed by the meeting); or

(b)	without the consent of such meeting if, in his sole opinion, he considers it necessary to do so to:

(i)	secure the orderly conduct or proceedings of the meeting; or

(ii)	give all persons present in person or by proxy and having the right to speak and / or vote at such meeting, the ability to do so,

but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen days or more, notice of the adjourned meeting shall be given in the manner provided for the original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.

65.	At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by the chairman or one or more Shareholders present in person or by proxy entitled to vote, and unless a poll is so demanded, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book of the proceedings of the Company, shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of, or against, that resolution.

66.	If a poll is duly demanded it shall be taken in such manner as the chairman directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

67.	In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall be entitled to a second or casting vote.

68.	A poll demanded on the election of a chairman of the meeting or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs.

Votes Of shareholders

69.	Subject to any rights and restrictions for the time being attached to any Share, on a show of hands every Shareholder present in person and every Person representing a Shareholder by proxy shall, at a general meeting of the Company, each have one vote and on a poll every Shareholder and every Person representing a Shareholder by proxy shall have one vote for each Share of which he or the Person represented by proxy is the holder.

70.	In the case of joint holders the vote of the senior who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the votes of the other joint holders and for this purpose seniority shall be determined by the order in which the names stand in the Register.

71.	A Shareholder of unsound mind, or in respect of whom an order has been made by any court having jurisdiction in lunacy, may vote in respect of Shares carrying the right to vote held by him, whether on a show of hands or on a poll, by his committee, or other Person in the nature of a committee appointed by that court, and any such committee or other Person, may vote in respect of such Shares by proxy.

72.	No Shareholder shall be entitled to vote at any general meeting of the Company unless all calls, if any, or other sums presently payable by him in respect of Shares carrying the right to vote held by him have been paid.

73.	On a poll votes may be given either personally or by proxy.

74.	The instrument appointing a proxy shall be in writing under the hand of the appointor or of his attorney duly authorised in writing or, if the appointor is a corporation, either under Seal or under the hand of an Officer or attorney duly authorised. A proxy need not be a Shareholder.

75.	An instrument appointing a proxy may be in any usual or common form or such other form as the Directors may approve.

76.	The instrument appointing a proxy shall be deposited at the Office or at such other place as is specified for that purpose in the notice convening the meeting no later than the time for holding the meeting or, if the meeting is adjourned, the time for holding such adjourned meeting.

77.	The instrument appointing a proxy shall be deemed to confer authority to demand or join in demanding a poll.

78.	A resolution in writing signed by all the Shareholders for the time being entitled to receive notice of and to attend and vote at general meetings of the Company (or being corporations by their duly authorised representatives) shall be as valid and effective as if the same had been passed at a general meeting of the Company duly convened and held.

Corporations Acting By Representatives At Meetings

79.	Any corporation which is a Shareholder or a Director may by resolution of its directors or other governing body authorise such Person as it thinks fit to act as its representative at any meeting of the Company or of any meeting of holders of a Class or of the Directors or of a committee of Directors, and the Person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Shareholder or Director.

Directors

80.	The name(s) of the first Director(s) shall either be determined in writing by a majority (or in the case of a sole subscriber that subscriber) of, or elected at a meeting of, the subscribers of the Memorandum of Association.

81.	The Company may by Ordinary Resolution appoint any Person to be a Director.

82.	Subject to these Articles, a Director shall hold office until such time as he is removed from office by Ordinary Resolution.

83.	The Company may by Ordinary Resolution from time to time fix the maximum and minimum number of Directors to be appointed but unless such numbers are fixed as aforesaid the minimum number of Directors shall be one and the maximum number of Directors shall be unlimited.

84.	The remuneration of the Directors may be determined by the Directors or by Ordinary Resolution.

85.	There shall be no shareholding qualification for Directors unless determined otherwise by Ordinary Resolution.

86.	The Directors shall have power at any time and from time to time to appoint any Person to be a Director, either as a result of a casual vacancy or as an additional Director, subject to the maximum number (if any) imposed by Ordinary Resolution.

Alternate Director

87.	Any Director may in writing appoint another Person to be his alternate and, save to the extent provided otherwise in the form of appointment, such alternate shall have authority to sign written resolutions on behalf of the appointing Director, but shall not be authorised to sign such written resolutions where they have been signed by the appointing Director, and to act in such Director's place at any meeting of the Directors. Every such alternate shall be entitled to attend and vote at meetings of the Directors as the alternate of the Director appointing him and where he is a Director to have a separate vote in addition to his own vote. A Director may at any time in writing revoke the appointment of an alternate appointed by him. Such alternate shall not be an Officer solely as a result of his appointment as an alternate other than in respect of such times as the alternate acts as a Director. The remuneration of such alternate shall be payable out of the remuneration of the Director appointing him and the proportion thereof shall be agreed between them.

88.	Any Director may appoint any Person, whether or not a Director, to be the proxy of that Director to attend and vote on his behalf, in accordance with instructions given by that Director, or in the absence of such instructions at the discretion of the proxy, at a meeting or meetings of the Directors which that Director is unable to attend personally. The instrument appointing the proxy shall be in writing under the hand of the appointing Director and shall be in any usual or common form or such other form as the Directors may approve, and must be lodged with the chairman of the meeting of the Directors at which such proxy is to be used, or first used, prior to the commencement of the meeting.

Powers And Duties Of Directors

89.	Subject to the Law, these Articles and to any resolutions passed in a general meeting, the business of the Company shall be managed by the Directors, who may pay all expenses incurred in setting up and registering the Company and may exercise all powers of the Company. No resolution passed by the Company in general meeting shall invalidate any prior act of the Directors that would have been valid if that resolution had not been passed.

90.	The Directors may from time to time appoint any Person, whether or not a Director to hold such office in the Company as the Directors may think necessary for the administration of the Company, including but not limited to, the office of president, one or more vice-presidents, treasurer, assistant treasurer, manager or controller, and for such term and at such remuneration (whether by way of salary or commission or participation in profits or partly in one way and partly in another), and with such powers and duties as the Directors may think fit. Any Person so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution. The Directors may also appoint one or more of their number to the office of managing director upon like terms, but any such appointment shall ipso facto terminate if any managing director ceases from any cause to be a Director, or if the Company by Ordinary Resolution resolves that his tenure of office be terminated.

91.	The Directors may appoint any Person to be a Secretary (and if need be an assistant Secretary or assistant Secretaries) who shall hold office for such term, at such remuneration and upon such conditions and with such powers as they think fit. Any Secretary or assistant Secretary so appointed by the Directors may be removed by the Directors or by the Company by Ordinary Resolution.

92.	The Directors may delegate any of their powers to committees consisting of such member or members of their body as they think fit; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the Directors.

93.	The Directors may from time to time and at any time by power of attorney (whether under Seal or under hand) or otherwise appoint any company, firm or Person or body of Persons, whether nominated directly or indirectly by the Directors, to be the attorney or attorneys or authorised signatory (any such person being an "Attorney" or "Authorised Signatory", respectively) of the Company for such purposes and with such powers, authorities and discretion (not exceeding those vested in or exercisable by the Directors under these Articles) and for such period and subject to such conditions as they may think fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of Persons dealing with any such Attorney or Authorised Signatory as the Directors may think fit, and may also authorise any such Attorney or Authorised Signatory to delegate all or any of the powers, authorities and discretion vested in him.

94.	The Directors may from time to time provide for the management of the affairs of the Company in such manner as they shall think fit and the provisions contained in the three next following Articles shall not limit the general powers conferred by this Article.

95.	The Directors from time to time and at any time may establish any committees, local boards or agencies for managing any of the affairs of the Company and may appoint any Person to be a member of such committees or local boards and may appoint any managers or agents of the Company and may fix the remuneration of any such Person.

96.	The Directors from time to time and at any time may delegate to any such committee, local board, manager or agent any of the powers, authorities and discretions for the time being vested in the Directors and may authorise the members for the time being of any such local board, or any of them to fill any vacancies therein and to act notwithstanding vacancies and any such appointment or delegation may be made on such terms and subject to such conditions as the Directors may think fit and the Directors may at any time remove any Person so appointed and may annul or vary any such delegation, but no Person dealing in good faith and without notice of any such annulment or variation shall be affected thereby.

97.	Any such delegates as aforesaid may be authorised by the Directors to sub-delegate all or any of the powers, authorities, and discretion for the time being vested in them.

Borrowing Powers Of Directors

98.	The Directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, or to otherwise provide for a security interest to be taken in such undertaking, property or uncalled capital, and to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

The Seal

99.	The Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of the Seal and if given after may be in general form confirming a number of affixings of the Seal. The Seal shall be affixed in the presence of a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose and every Person as aforesaid shall sign every instrument to which the Seal is so affixed in their presence.

100.	The Company may maintain a facsimile of the Seal in such countries or places as the Directors may appoint and such facsimile Seal shall not be affixed to any instrument except by the authority of a resolution of the Directors provided always that such authority may be given prior to or after the affixing of such facsimile Seal and if given after may be in general form confirming a number of affixings of such facsimile Seal. The facsimile Seal shall be affixed in the presence of such Person or Persons as the Directors shall for this purpose appoint and such Person or Persons as aforesaid shall sign every instrument to which the facsimile Seal is so affixed in their presence and such affixing of the facsimile Seal and signing as aforesaid shall have the same meaning and effect as if the Seal had been affixed in the presence of and the instrument signed by a Director or a Secretary (or an assistant Secretary) or in the presence of any one or more Persons as the Directors may appoint for the purpose.

101.	Notwithstanding the foregoing, a Secretary or any assistant Secretary shall have the authority to affix the Seal, or the facsimile Seal, to any instrument for the purposes of attesting authenticity of the matter contained therein but which does not create any obligation binding on the Company.

Disqualification Of Directors

102.	The office of Director shall be vacated, if the Director:

(a)	becomes bankrupt or makes any arrangement or composition with his creditors;

(b)	dies or is found to be or becomes of unsound mind;

(c)	resigns his office by notice in writing to the Company;

(d)	is removed from office by Ordinary Resolution;

(e)	is removed from office by notice addressed to him at his last known address and signed by all of his co-Directors (not being less than two in number); or

(f)	is removed from office pursuant to any other provision of these Articles.

Proceedings Of Directors

103.	The Directors may meet together (either within or outside the Cayman Islands) for the despatch of business, adjourn, and otherwise regulate their meetings and proceedings as they think fit. Questions arising at any meeting shall be decided by a majority of votes. In case of an equality of votes the chairman shall have a second or casting vote. A Director may, and a Secretary or assistant Secretary on the requisition of a Director shall, at any time summon a meeting of the Directors.

104.	A Director may participate in any meeting of the Directors, or of any committee appointed by the Directors of which such Director is a member, by means of telephone or similar communication equipment by way of which all Persons participating in such meeting can communicate with each other and such participation shall be deemed to constitute presence in person at the meeting.

105.	The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors, and unless so fixed, if there be two or more Directors the quorum shall be two, and if there be one Director the quorum shall be one. A Director represented by proxy or by an alternate Director at any meeting shall be deemed to be present for the purposes of determining whether or not a quorum is present.

106.	A Director who is in any way, whether directly or indirectly, interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors. A general notice given to the Directors by any Director to the effect that he is to be regarded as interested in any contract or other arrangement which may thereafter be made with that company or firm shall be deemed a sufficient declaration of interest in regard to any contract so made. A Director may vote in respect of any contract or proposed contract or arrangement notwithstanding that he may be interested therein and if he does so his vote shall be counted and he may be counted in the quorum at any meeting of the Directors at which any such contract or proposed contract or arrangement shall come before the meeting for consideration.

107.	A Director may hold any other office or place of profit under the Company (other than the office of auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine and no Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as vendor, purchaser or otherwise, nor shall any such contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested, be liable to be avoided, nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relation thereby established. A Director, notwithstanding his interest, may be counted in the quorum present at any meeting of the Directors whereat he or any other Director is appointed to hold any such office or place of profit under the Company or whereat the terms of any such appointment are arranged and he may vote on any such appointment or arrangement.

108.	Any Director may act by himself or his firm in a professional capacity for the Company, and he or his firm shall be entitled to remuneration for professional services as if he were not a Director; provided that nothing herein contained shall authorise a Director or his firm to act as auditor to the Company.

109.	The Directors shall cause minutes to be made in books or loose-leaf folders provided for the purpose of recording:

(a)	all appointments of Officers made by the Directors;

(b)	the names of the Directors present at each meeting of the Directors and of any committee of the Directors; and

(c)	all resolutions and proceedings at all meetings of the Company, and of the Directors and of committees of Directors.

110.	When the chairman of a meeting of the Directors signs the minutes of such meeting the same shall be deemed to have been duly held notwithstanding that all the Directors have not actually come together or that there may have been a technical defect in the proceedings.

111.	A resolution in writing signed by all the Directors or all the members of a committee of Directors entitled to receive notice of a meeting of Directors or committee of Directors, as the case may be (an alternate Director, subject as provided otherwise in the terms of appointment of the alternate Director, being entitled to sign such a resolution on behalf of his appointer), shall be as valid and effectual as if it had been passed at a duly called and constituted meeting of Directors or committee of Directors, as the case may be. When signed a resolution may consist of several documents each signed by one or more of the Directors or his duly appointed alternate.

112.	The continuing Directors may act notwithstanding any vacancy in their body but if and for so long as their number is reduced below the number fixed by or pursuant to these Articles as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number, or of summoning a general meeting of the Company, but for no other purpose.

113.	The Directors may elect a chairman of their meetings and determine the period for which he is to hold office but if no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the Directors present may choose one of their number to be chairman of the meeting.

114.	Subject to any regulations imposed on it by the Directors, a committee appointed by the Directors may elect a chairman of its meetings. If no such chairman is elected, or if at any meeting the chairman is not present within fifteen minutes after the time appointed for holding the meeting, the committee members present may choose one of their number to be chairman of the meeting.

115.	A committee appointed by the Directors may meet and adjourn as it thinks proper. Subject to any regulations imposed on it by the Directors, questions arising at any meeting shall be determined by a majority of votes of the committee members present and in case of an equality of votes the chairman shall have a second or casting vote.

116.	All acts done by any meeting of the Directors or of a committee of Directors, or by any Person acting as a Director, shall notwithstanding that it be afterwards discovered that there was some defect in the appointment of any such Director or Person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such Person had been duly appointed and was qualified to be a Director.

Dividends

117.	Subject to any rights and restrictions for the time being attached to any Shares, or as otherwise provided for in the Law and these Articles, the Directors may from time to time declare dividends (including interim dividends) and other distributions on Shares in issue and authorise payment of the same out of the funds of the Company lawfully available therefor.

118.	Subject to any rights and restrictions for the time being attached to any Shares, the Company by Ordinary Resolution may declare dividends, but no dividend shall exceed the amount recommended by the Directors.

119.	The Directors may, before recommending or declaring any dividend, set aside out of the funds legally available for distribution such sums as they think proper as a reserve or reserves which shall, in the absolute discretion of the Directors be applicable for meeting contingencies, or for equalising dividends or for any other purpose to which those funds may be properly applied and pending such application may in the absolute discretion of the Directors, either be employed in the business of the Company or be invested in such investments as the Directors may from time to time think fit.

120.	Any dividend may be paid in any manner as the Directors may determine. If paid by cheque it will be sent through the post to the registered address of the Shareholder or Person entitled thereto, or in the case of joint holders, to any one of such joint holders at his registered address or to such Person and such address as the Shareholder or Person entitled, or such joint holders as the case may be, may direct. Every such cheque shall be made payable to the order of the Person to whom it is sent or to the order of such other Person as the Shareholder or Person entitled, or such joint holders as the case may be, may direct.

121.	The Directors when paying dividends to the Shareholders in accordance with the foregoing provisions of these Articles may make such payment either in cash or in specie.

122.	Subject to any rights and restrictions for the time being attached to any Shares, all dividends shall be declared and paid according to the amounts paid up on the Shares, but if and for so long as nothing is paid up on any of the Shares dividends may be declared and paid according to the par value of the Shares.

123.	If several Persons are registered as joint holders of any Share, any of them may give effectual receipts for any dividend or other moneys payable on or in respect of the Share.

124.	No dividend shall bear interest against the Company.

Accounts, Audit and annual return and declaration

125.	The books of account relating to the Company's affairs shall be kept in such manner as may be determined from time to time by the Directors.

126.	The books of account shall be kept at the Office, or at such other place or places as the Directors think fit, and shall always be open to the inspection of the Directors.

127.	The Directors may from time to time determine whether and to what extent and at what times and places and under what conditions or regulations the accounts and books of the Company or any of them shall be open to the inspection of Shareholders not being Directors, and no Shareholder (not being a Director) shall have any right of inspecting any account or book or document of the Company except as conferred by law or authorised by the Directors or by Ordinary Resolution.

128.	The accounts relating to the Company's affairs shall only be audited if the Directors so determine, in which case the financial year end and the accounting principles will be determined by the Directors.

129.	The Directors in each year shall prepare, or cause to be prepared, an annual return and declaration setting forth the particulars required by the Law and deliver a copy thereof to the Registrar of Companies in the Cayman Islands.

Capitalisation Of reserves

130.	Subject to the Law and these Articles, the Directors may:

(a)	resolve to capitalise an amount standing to the credit of reserves (including a Share Premium Account, capital redemption reserve and profit and loss account), whether or not available for distribution;

(b)	appropriate the sum resolved to be capitalised to the Shareholders in proportion to the nominal amount of Shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(i)	paying up the amounts (if any) for the time being unpaid on Shares held by them respectively, or

(ii)	paying up in full unissued Shares or debentures of a nominal amount equal to that sum,

and allot the Shares or debentures, credited as fully paid, to the Shareholders (or as they may direct) in those proportions, or partly in one way and partly in the other, but the Share Premium Account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Article, only be applied in paying up unissued Shares to be allotted to Shareholders credited as fully paid;

(c)	make any arrangements they think fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where Shares or debentures become distributable in fractions the Directors may deal with the fractions as they think fit;

(d)	authorise a Person to enter (on behalf of all the Shareholders concerned) into an agreement with the Company providing for either:

(i)	the allotment to the Shareholders respectively, credited as fully paid, of Shares or debentures to which they may be entitled on the capitalisation, or

(ii)	the payment by the Company on behalf of the Shareholders (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing Shares, and any such agreement made under this authority being effective and binding on all those Shareholders; and

(e)	generally do all acts and things required to give effect to any of the actions contemplated by this Article.

Share Premium Account

131.	The Directors shall in accordance with the Law establish a Share Premium Account and shall carry to the credit of such account from time to time a sum equal to the amount or value of the premium paid on the issue of any Share.

132.	There shall be debited to any Share Premium Account on the redemption or purchase of a Share the difference between the nominal value of such Share and the redemption or purchase price provided always that at the discretion of the Directors such sum may be paid out of the profits of the Company or, if permitted by the Law, out of capital.

Notices

133.	Any notice or document may be served by the Company or by the Person entitled to give notice to any Shareholder either personally, or by posting it airmail or air courier service in a prepaid letter addressed to such Shareholder at his address as appearing in the Register, or by electronic mail to any electronic mail address such Shareholder may have specified in writing for the purpose of such service of notices, or by facsimile should the Directors deem it appropriate. In the case of joint holders of a Share, all notices shall be given to that one of the joint holders whose name stands first in the Register in respect of the joint holding, and notice so given shall be sufficient notice to all the joint holders.

134.	Any Shareholder present, either personally or by proxy, at any meeting of the Company shall for all purposes be deemed to have received due notice of such meeting and, where requisite, of the purposes for which such meeting was convened.

135.	Any notice or other document, if served by:

(a)	post, shall be deemed to have been served five clear days after the time when the letter containing the same is posted;

(b)	facsimile, shall be deemed to have been served upon production by the transmitting facsimile machine of a report confirming transmission of the facsimile in full to the facsimile number of the recipient;

(c)	recognised courier service, shall be deemed to have been served 48 hours after the time when the letter containing the same is delivered to the courier service; or

(d)	electronic mail, shall be deemed to have been served immediately upon the time of the transmission by electronic mail.

In proving service by post or courier service it shall be sufficient to prove that the letter containing the notice or documents was properly addressed and duly posted or delivered to the courier service.

136.	Any notice or document delivered or sent in accordance with the terms of these Articles shall notwithstanding that such Shareholder be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such Shareholder as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all Persons interested (whether jointly with or as claiming through or under him) in the Share.

137.	Notice of every general meeting of the Company shall be given to:

(a)	all Shareholders holding Shares with the right to receive notice and who have supplied to the Company an address for the giving of notices to them; and

(b)	every Person entitled to a Share in consequence of the death or bankruptcy of a Shareholder, who but for his death or bankruptcy would be entitled to receive notice of the meeting.

No other Person shall be entitled to receive notices of general meetings.

Indemnity

138.	The Directors, Secretary and other Officers and every auditor for the time being of the Company and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company and everyone of them, and everyone of their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets and profits of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their or any of their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, in their respective offices or trusts; and none of them shall be answerable for the acts, receipts, neglects or defaults of the other or others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto; PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

139.	No Shareholder shall have any claim or right of action, whether individually or by or in the right of the Company, against any Director on account of any action taken by such Director, or the failure of such Director to take any action in the performance of his duties with or for the Company; PROVIDED THAT such restriction shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director.

Non-Recognition Of Trusts

140.	Subject to the proviso hereto, no Person shall be recognised by the Company as holding any Share upon any trust and the Company shall not, unless required by law, be bound by or be compelled in any way to recognise (even when having notice thereof) any equitable, contingent, future or partial interest in any Share or (except only as otherwise provided by these Articles or as the Law requires) any other right in respect of any Share except an absolute right to the entirety thereof in each Shareholder registered in the Register, provided that, notwithstanding the foregoing, the Company shall be entitled to recognise any such interests as shall be determined by the Directors.

Winding Up

141.	If the Company shall be wound up the liquidator shall apply the assets of the Company in such manner and order as he thinks fit in satisfaction of creditors' claims.

142.	If the Company shall be wound up, the liquidator may, with the sanction of an Ordinary Resolution divide amongst the Shareholders in specie or kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Shareholders or different Classes. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Shareholders as the liquidator, with the like sanction shall think fit, but so that no Shareholder shall be compelled to accept any assets whereon there is any liability.

Amendment Of Articles Of Association

143.	Subject to the Law and the rights attaching to the various Classes, the Company may at any time and from time to time by Special Resolution alter or amend these Articles in whole or in part.

Closing of register or fixing record date

144.	For the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at any meeting of Shareholders or any adjournment thereof, or those Shareholders that are entitled to receive payment of any dividend, or in order to make a determination as to who is a Shareholder for any other purpose, the Directors may provide that the Register shall be closed for transfers for a stated period which shall not exceed in any case 40 days. If the Register shall be so closed for the purpose of determining those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders the Register shall be so closed for at least ten days immediately preceding such meeting and the record date for such determination shall be the date of the closure of the Register.

145.	In lieu of or apart from closing the Register, the Directors may fix in advance a date as the record date for any such determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of the Shareholders and for the purpose of determining those Shareholders that are entitled to receive payment of any dividend the Directors may, at or within 90 days prior to the date of declaration of such dividend, fix a subsequent date as the record date for such determination.

146.	If the Register is not so closed and no record date is fixed for the determination of those Shareholders entitled to receive notice of, attend or vote at a meeting of Shareholders or those Shareholders that are entitled to receive payment of a dividend, the date on which notice of the meeting is posted or the date on which the resolution of the Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of those Shareholders that are entitled to receive notice of, attend or vote at a meeting of Shareholders has been made as provided in this Article, such determination shall apply to any adjournment thereof.

Registration By Way Of Continuation

147.	The Company may by Special Resolution resolve to be registered by way of continuation in a jurisdiction outside the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing. In furtherance of a resolution adopted pursuant to this Article, the Directors may cause an application to be made to the Registrar of Companies to deregister the Company in the Cayman Islands or such other jurisdiction in which it is for the time being incorporated, registered or existing and may cause all such further steps as they consider appropriate to be taken to effect the transfer by way of continuation of the Company.

Mergers and Consolidation

148.	The Company may by Special Resolution resolve to merge or consolidate the Company in accordance with the Law.

disclosure

149.	The Directors, or any authorised service providers (including the Officers, the Secretary and the registered office agent of the Company), shall be entitled to disclose to any regulatory or judicial authority, or to any stock exchange on which the Shares may from time to time be listed, any information regarding the affairs of the Company including, without limitation, information contained in the Register and books of the Company.